UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2023

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica - Half yearly financial Report January June 2023	2

Telefónica

First Half **2023**

Report on limited review, Condensed consolidated interim financial statements and Consolidated interim management report for the six-month period ended June 30, 2023

Telefónica, S.A. and subsidiaries composing the Telefónica Group

This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

Report on limited review of condensed consolidated interim financial statements

To the shareholders of Telefónica, S.A.:

Introduction

We have performed a limited review of the accompanying condensed consolidated interim financial statements (hereinafter, the interim financial statements) of Telefónica, S.A. (hereinafter, the Parent company) and subsidiaries composing the Telefónica Group (hereinafter, the Group), which comprise the statement of financial position as at June 30, 2023, and the income statement, statement of comprehensive income, statement of changes in equity, statement of cash flows and related notes, all condensed and consolidated, for the six-month period then ended. The Parent company´s directors are responsible for the preparation of these interim financial statements in accordance with the requirements of International Accounting Standard (IAS) 34, Interim Financial Reporting, as adopted by the European Union, for the preparation of condensed interim financial statements, as provided in Article 12 of Royal Decree 1362/2007. Our responsibility is to express a conclusion on these interim financial statements based on our limited review.

Scope of review

We conducted our limited review in accordance with International Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A limited review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A limited review is substantially less in scope than an audit conducted in accordance with legislation governing the Audit practice in Spain and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on these interim financial statements.

Conclusion

Based on our limited review, that cannot be considered as an audit, nothing has come to our attention that causes us to believe that the accompanying interim financial statements for the six-month period ended June 30, 2023 have not been prepared, in all material respects, in accordance with the requirements of International Accounting Standard (IAS) 34, Interim Financial Reporting, as adopted by the European Union, as provided in Article 12 of Royal Decree 1362/2007, for the preparation of condensed interim financial statements.

PricewaterhouseCoopers Auditores, S.L., Torre PwC, Pº de la Castellana 259 B, 28046 Madrid, España
Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es
1

R. M. Madrid, hoja M-63.988, folio 75, tomo 3.805, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79 031290

Emphasis of matter

We draw attention to note 2 of the interim financial statements, in which it is mentioned that these interim financial statements do not include all the information required in a complete set of consolidated financial statements prepared in accordance with International Financial Reporting Standards, as adopted by the European Union, and therefore the accompanying condensed consolidated interim financial statements should be read together with the consolidated annual accounts of the Group for the year ended December 31, 2022. Our conclusion is not modified in respect of this matter.

Other matters

Consolidated interim management report

The accompanying consolidated interim management report for the six-month period ended June 30, 2023 contains the explanations which the Parent company's directors consider appropriate regarding the principal events of this period and their impact on the interim financial statements presented, of which it does not form part, as well as the information required under the provisions of Article 15 of Royal Decree 1362/2007. We have verified that the accounting information contained in this management report is in agreement with that of the interim financial statements for the six-month period ended June 30, 2023. Our work as auditors is limited to checking the consolidated interim management report in accordance with the scope mentioned in this paragraph and does not include a review of information other than that obtained from Telefónica, S.A. and subsidiaries composing the Telefónica Group´ accounting records.

Preparation of this review report

This report has been prepared at the request of the Board of Directors of Telefónica, S.A. in relation to the publication of the half-yearly financial report required by Article 100 of Law 6/2023, of March 17, on Securities Markets and Investment Services.

PricewaterhouseCoopers Auditores, S.L.

Vanesa González Prieto

July 27, 2023

2

Telefónica

First Half 2023

Condensed consolidated interim financial statements and Consolidated interim management report for the six-month period ended June 30, 2023

Telefónica, S.A. and subsidiaries composing the Telefónica Group

Condensed Consolidated Interim Financial Statements 2023

Condensed Consolidated Interim Financial Statements 2023

Telefónica Group
Consolidated statements of financial position

Millions of euros	Notes	06/30/2023	12/31/2022
ASSETS
A) NON-CURRENT ASSETS		87,644	87,053
Intangible assets	(Note 6)	11,802	12,017
Goodwill	(Note 7)	19,033	18,471
Property, plant and equipment	(Note 8)	23,829	23,714
Rights of use	(Note 21)	8,315	8,279
Investments accounted for by the equity method	(Note 9)	11,561	11,587
Financial assets and other non-current assets	(Note 12)	8,154	8,101
Deferred tax assets	(Note 24)	4,950	4,884
B) CURRENT ASSETS		21,326	22,589
Inventories	(Note 13)	1,510	1,546
Receivables and other current assets	(Note 14)	9,678	9,134
Tax receivables	(Note 24)	1,364	2,213
Other current financial assets	(Note 15)	1,254	2,444
Cash and cash equivalents	(Note 15)	7,290	7,245
Non-current assets and disposal groups held for sale	(Note 27)	230	7
TOTAL ASSETS (A+B)		108,970	109,642

	Notes	06/30/2023	12/31/2022
EQUITY AND LIABILITIES
A) EQUITY		31,188	31,708
Equity attributable to equity holders of the parent and other holders of equity instruments	(Note 11)	25,055	25,088
Equity attributable to non-controlling interests	(Note 11)	6,133	6,620
B) NON-CURRENT LIABILITIES		53,821	54,834
Non-current financial liabilities	(Note 16)	34,019	35,059
Non-current lease liabilities	(Note 21)	6,530	6,657
Payables and other non-current liabilities	(Note 18)	3,782	3,546
Deferred tax liabilities	(Note 24)	3,083	3,067
Non-current provisions	(Note 20)	6,407	6,505
C) CURRENT LIABILITIES		23,961	23,100
Current financial liabilities	(Note 16)	4,231	4,020
Current lease liabilities	(Note 21)	2,157	2,020
Payables and other current liabilities	(Note 19)	14,393	13,509
Current tax payables	(Note 24)	1,760	1,920
Current provisions	(Note 20)	1,408	1,631
Liabilities associated with non-current assets and disposal groups held for sale	(Note 27)	12	—
TOTAL EQUITY AND LIABILITIES (A+B+C)		108,970	109,642
Unaudited data at June 30, 2023. The accompanying notes and appendices are an integral part of these condensed consolidated interim financial statements.

Telefónica, S.A. 3

Condensed Consolidated Interim Financial Statements 2023

Telefónica Group
Consolidated income statements

Millions of euros	Notes	January- June 2023	January- June 2022
Revenues	(Note 4)	20,178	19,450
Other income	(Note 23)	664	1,069
Supplies		(6,550)	(6,200)
Personnel expenses		(2,936)	(2,673)
Other expenses	(Note 23)	(5,090)	(5,301)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	(Note 4)	6,266	6,345
Depreciation and amortization	(Notes 4, 6, 8 and 21)	(4,348)	(4,336)
OPERATING INCOME	(Note 4)	1,918	2,009
Share of income (loss) of investments accounted for by the equity method	(Notes 4 and 9)	(14)	105
Finance income		606	680
Exchange gains		1,011	2,964
Finance costs		(1,430)	(1,266)
Exchange losses		(977)	(3,038)
Net financial expense		(790)	(660)
PROFIT BEFORE TAX		1,114	1,454
Corporate income tax	(Note 24)	(230)	(312)
PROFIT FOR THE PERIOD		884	1,142
Attributable to equity holders of the Parent		760	1,026
Attributable to non-controlling interests		124	116
Basic and diluted earnings per share attributable to equity holders of the parent (euros)		0.11	0.16
Unaudited data. The accompanying notes and appendices are an integral part of these condensed consolidated interim financial statements.

Telefónica, S.A. 4

Condensed Consolidated Interim Financial Statements 2023

Telefónica Group
Consolidated statements of comprehensive income

Millions of euros	January - June 2023	January - June 2022
Profit for the period	884	1,142
Other comprehensive (loss) income	1,423	2,761
Gains (losses) from financial assets measured at Fair value through comprehensive income	13	(3)
Income tax impact	(5)	1
	8	(2)
(Losses) gains on hedges	(380)	1,110
Income tax impact	80	(286)
Reclassification of losses (gains) included in the income statement	22	(900)
Income tax impact	(4)	224
	(282)	148
Gains (losses) on hedges costs	21	(46)
Income tax impact	(5)	11
Reclassification of (gains) losses included in the income statement	(5)	(5)
Income tax impact	1	1
	12	(39)
Share of (losses) gains recognized directly in equity of associates and others	(10)	51
Income tax impact	—	—
	(10)	51
Translation differences	1,595	2,422
Total other comprehensive income (loss) recognized in the period (Items that may be reclassified subsequently to profit or loss)	1,323	2,580
Actuarial gains (losses) and impact of limit on assets for defined benefit pension plans	9	220
Income tax impact	(4)	(70)
	5	150
Gains (losses) from financial assets measured at Fair value through comprehensive income	71	(30)
Income tax impact	—	—
Reclassification to reserve of gains (losses) from financial assets measured at Fair value through comprehensive income	24	71
	95	41
Share of (losses) gains recognized directly in equity of associates	—	(10)
	—	(10)
Total other comprehensive income (loss) recognized in the period (Items that will not be reclassified subsequently to profit or loss)	100	181
Total comprehensive income (loss) recognized in the period	2,307	3,903
Attributable to:
Equity holders of the parent and other holders of equity instruments	1,918	3,217
Non-controlling interests	389	686
	2,307	3,903
Unaudited data. The accompanying notes and appendices are an integral part of these condensed consolidated interim financial statements.

Telefónica, S.A. 5

Condensed Consolidated Interim Financial Statements 2023

Telefónica Group
Consolidated statements of changes in equity

	Attributable to equity holders of the parent and other holders of equity instruments											Non-controlling interests	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instruments	Legal reserve	Retained earnings	Fair value financial assets	Hedges	Equity of associates and others	Translation differences	Total
Financial position at December 31, 2022	5,775	3,824	(341)	7,550	1,059	27,698	(449)	725	(30)	(20,723)	25,088	6,620	31,708
Profit for the year	—	—	—	—	—	760	—	—	—	—	760	124	884
Other comprehensive income (loss) for the year	—	—	—	—	—	4	103	(276)	2	1,325	1,158	265	1,423
Total comprehensive income (loss) for the year	—	—	—	—	—	764	103	(276)	2	1,325	1,918	389	2,307
Dividends and distribution of profit (Note 11)	—	—	—	—	—	(1,701)	—	—	—	—	(1,701)	(229)	(1,930)
Capital reduction	(25)	(73)	98	—	—	—	—	—	—	—	—	—	—
Net movement in treasury shares	—	—	(73)	—	—	(26)	—	—	—	—	(99)	—	(99)
Acquisitions and disposals of non-controlling interests and business combinations (Note 2)	—	—	—	—	—	(57)	—	—	—	—	(57)	(647)	(704)
Undated deeply subordinated securities (Note 11)	—	—	—	—	—	(140)	—	—	—	—	(140)	—	(140)
Other movements	—	—	—	—	—	46	—	—	—	—	46	—	46
Financial position at June 30, 2023	5,750	3,751	(316)	7,550	1,059	26,584	(346)	449	(28)	(19,398)	25,055	6,133	31,188
Unaudited data.
The accompanying notes and appendices are an integral part of these condensed consolidated interim financial statements.

Telefónica, S.A. 6

Condensed Consolidated Interim Financial Statements 2023

Telefónica Group
Consolidated statements of changes in equity

	Attributable to equity holders of the parent and other holders of equity instruments											Non-controlling interests	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instruments	Legal reserve	Retained earnings	Available-for-sale investments	Hedges	Equity of associates and others	Translation differences	Total
Financial position at December 31, 2021	5,779	4,233	(547)	7,550	1,038	26,091	(547)	438	64	(21,892)	22,207	6,477	28,684
Profit for the year	—	—	—	—	—	1,026	—	—	—	—	1,026	116	1,142
Other comprehensive income (loss) for the year	—	—	—	—	—	104	39	161	3	1,884	2,191	570	2,761
Total comprehensive income (loss) for the year	—	—	—	—	—	1,130	39	161	3	1,884	3,217	686	3,903
Dividends and distribution of profit (Note 11) (1)	135	—	—	—	21	(1,232)	—	—	—	—	(1,076)	(309)	(1,385)
Capital reduction	(139)	(409)	548	—	—	—	—	—	—	—	—	—	—
Net movement in treasury shares	—	—	(108)	—	—	(12)	—	—	—	—	(120)	—	(120)
Acquisitions and disposals of non-controlling interests and business combinations (Note 2)	—	—	—	—	—	(64)	—	—	—	—	(64)	(78)	(142)
Undated deeply subordinated securities	—	—	—	—	—	(132)	—	—	—	—	(132)	—	(132)
Other movements	—	—	—	—	—	14	—	—	—	—	14	—	14
Financial position at June 30, 2022	5,775	3,824	(107)	7,550	1,059	25,795	(508)	599	67	(20,008)	24,046	6,776	30,822
Unaudited data.
The accompanying notes and appendices are an integral part of these condensed consolidated interim financial statements.
(1) The amount in "Dividends and distribution of profit" was modified, including the second tranche of the dividend approved by the 2022 General Shareholders' Meeting, which was paid in December 2022 (see Note 11).

Telefónica, S.A. 7

Condensed Consolidated Interim Financial Statements 2023
Telefónica Group
Consolidated statements of cash flows

Millions of euros	Notes	January - June 2023	January - June 2022
Cash received from operations	(Note 25)	23,790	23,208
Cash paid from operations	(Note 25)	(17,723)	(17,463)
Net payments of interest and other financial expenses net of dividends received	(Note 25)	(512)	(738)
Taxes (paid)/proceeds	(Note 25)	(266)	(268)
Net cash flow provided by operating activities	(Note 25)	5,289	4,739
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets, net	(Note 25)	(3,042)	(2,632)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	(Note 25)	969	135
Payments on investments in companies, net of cash and cash equivalents acquired	(Note 25)	(56)	(1,511)
Proceeds on financial investments not included under cash equivalents	(Note 25)	897	1,513
Payments on financial investments not included under cash equivalents	(Note 25)	(504)	(771)
Proceeds/(payments) for temporary financial investments		577	1,638
Government grants received		8	—
Net cash flow used in investing activities	(Note 25)	(1,151)	(1,628)
Dividends paid	(Note 25)	(1,141)	(388)
Proceeds from share capital increase with minority interest	(Note 25)	113	—
(Payments)/proceeds of treasury shares and other operations with shareholders and with minority interests	(Note 25)	(800)	(226)
Operations with other equity holders	(Note 25)	(195)	(175)
Proceeds on issuance of debentures and bonds, and other debts	(Note 25)	—	1,100
Proceeds on loans, borrowings and promissory notes	(Note 25)	962	300
Repayments of debentures and bonds, and other debts	(Note 25)	(1,352)	(1,993)
Repayments of loans, borrowings and promissory notes	(Note 25)	(525)	(2,656)
Lease principal payments (Note 21)	(Note 21)	(1,076)	(1,011)
Financed operating payments and investments in property, plant and equipment and intangible assets payments (Note 16)	(Note 16)	(84)	(490)
Net cash used in financing activities	(Note 25)	(4,098)	(5,539)
Effect of changes in exchange rates		15	235
Cash reclassified to assets held for sale	(Note 27)	(10)	—
Effect of changes in consolidation methods and others		—	(2)
Net increase (decrease) in cash and cash equivalents during the period		45	(2,195)
CASH AND CASH EQUIVALENTS AT JANUARY 1	(Note 15)	7,245	8,580
CASH AND CASH EQUIVALENTS AT JUNE 30	(Note 15)	7,290	6,385
RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE STATEMENT OF FINANCIAL POSITION
BALANCE AT JANUARY 1	(Note 15)	7,245	8,580
Cash on hand and at banks		6,653	7,353
Other cash equivalents		592	1,227
BALANCE AT JUNE 30	(Note 15)	7,290	6,385
Cash on hand and at banks		6,118	5,559
Other cash equivalents		1,172	826
Unaudited data.
The accompanying notes and appendices are an integral part of these condensed consolidated interim financial statements.

Telefónica, S.A. 8

Condensed Consolidated Interim Financial Statements 2023
Telefónica, S.A. and subsidiaries composing the Telefónica Group
Notes to the condensed consolidated interim financial statements for the six-months ended June 30, 2023

Telefónica, S.A. 9

Condensed Consolidated Interim Financial Statements 2023

Note 1. Background and general information
Telefónica, S.A. and its subsidiaries and investees (hereinafter “Telefónica”, “the Company”, the “Telefónica Group” or "the Group”) make up an integrated and diversified telecommunications group operating mainly in Europe and Latin America. The Group’s activity is centered around services of wireline and wireless telephony, broadband, internet, data traffic, Pay TV and other digital services.
The parent company of the Group is Telefónica, S.A., a public limited company incorporated on April 19, 1924 for an indefinite period. Its registered office is at calle Gran Vía 28, Madrid (Spain).
As a multinational telecommunications company which operates in regulated markets, the Group is subject to different laws and regulations in each of the jurisdictions in which it operates, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services.
In addition, certain wireline and wireless telephony services are provided under regulated rate and price systems.

Telefónica, S.A. 10

Condensed Consolidated Interim Financial Statements 2023

Note 2. Basis of presentation of the consolidated financial statements
The condensed consolidated interim financial statements for the six-month period ended June 30, 2023 (hereinafter, the “interim financial statements”) have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting and Article 12 of Royal Decree 1362/2007, of October 19. Therefore, they do not contain all the information and disclosures required in complete annual consolidated financial statements and, for adequate interpretation, should be read in conjunction with the consolidated financial statements (Consolidated annual accounts) for the year ended December 31, 2022.
The accompanying interim financial statements were approved by the Company’s Board of Directors at its meeting of July 26, 2023.
The figures in these interim financial statements are expressed in millions of euros, unless otherwise indicated, and may therefore be rounded.
Comparison of information
Comparisons in the accompanying interim financial statements refer to the six-month periods ended June 30, 2023 and 2022, except in the consolidated statement of financial position, which compares information at June 30, 2023 and at December 31, 2022.
The main changes in the consolidation scope are described in Appendix I.
With respect to seasonality, the historical performance of consolidated results does not indicate that the operations of the Group, taken as a whole, are subject to significant variations between the first and second halves of the year.
Exchange rates evolution

Variation of average exchange rate versus euro
	First half (2023 vs 2022)	First half (2022 vs 2021)
Brazilian real	0.7%	17.4%
Pound sterling	(3.9%)	3.1%
New peruvian sol	1.5%	8.9%
Chilean peso	3.6%	(3.8%)
Colombian peso	(13.6%)	2.2%
Mexican peso	12.8%	9.8%

Variation of closing exchange rate versus euro
	06/30/23 vs 12/31/22	06/30/22 vs 12/31/21
Brazilian real	6.5%	16.1%
Pound sterling	3.4%	(2.1%)
New peruvian sol	3.4%	13.6%
Chilean peso	5.0%	(1.2%)
Colombian peso	13.2%	4.5%
Mexican peso	11.7%	10.8%
In the first half of 2023, there was a positive impact on Equity attributable to equity holders of the Parent Company for translation differences amounting to 1,325 million euros (see Note 11), mainly due to the appreciation of the Brazilian real.
Acquisition of mobile assets of Oi Group
On April 20, 2022, the closing of the transaction related to the Purchase Agreement for Acquisition of Unidade Produtiva Isolada (UPI) Mobile Assets of Oi Group took place, and Telefónica Brasil acquired, on such date, all the shares of the company Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (Garliava), to which the mobile assets of Oi Group assigned to Telefónica Brazil had been contributed, under the segregation plan stated in the Oi Agreement.
Telefónica Brasil thus acquired its share of mobile assets of the Oi Group for an amount, still subject to adjustments, of 5,373 million Brazilian reais (approximately 1,063 million euros at the exchange rate

Telefónica, S.A. 11

Condensed Consolidated Interim Financial Statements 2023
at such date), A payment of 4,885 million Brazilian reais (approximately 972 million euros) was made at closing of the transaction. The remaining amount, equivalent to 10% of the payment made on that date, is withheld subject to certain price adjustments derived from potential indemnification obligations contained in the Oi Agreement. The total consideration also includes 110 million Brazilian reais subject to the fulfilment of certain targets, and other costs amounting to 8 million Brazilian reais. Thus, the total consideration transferred amounted to 5,492 million Brazilian reais (1,093 million euros at the date of the closing of the transaction).
Alternative measures not defined in IFRS
The Management of the Group uses a series of measures in its decision-making, in addition to those expressly defined in the IFRS, because they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed in isolation or as a substitute for the measures presented according to the IFRS.
Operating income before depreciation and amortization (OIBDA)
Operating income before depreciation and amortization (OIBDA) is calculated by excluding solely depreciation and amortization from operating income. OIBDA is used to track the performance of the business and to establish operating and strategic targets of the
Telefónica Group companies. OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. OIBDA should not be considered as a substitute for operating income.
Furthermore, the Group management uses the measure OIBDA margin, which is the result of dividing the OIBDA by the Revenues.
The following table presents the reconciliation of OIBDA to operating income for the Telefónica Group for the six-months periods ended June 30, 2023 and 2022:

Millions of euros	January - June 2023	January - June 2022
Operating Income Before Depreciation and Amortization (OIBDA)	6,266	6,345
Depreciation and amortization	(4,348)	(4,336)
Operating income	1,918	2,009
The following table presents the reconciliation of OIBDA to operating income for each business segment for the six-months periods ended June 30, 2023 and 2022:

January - June 2023
Millions of euros	Telefónica Spain	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Elimina-tions	Total Group
Operating Income Before Depreciation and Amortization (OIBDA)	2,223	1,275	1,905	798	97	(32)	6,266
Depreciation and amortization	(1,083)	(1,153)	(1,195)	(821)	(115)	19	(4,348)
Operating income	1,140	122	710	(23)	(18)	(13)	1,918

January - June 2022
Millions of euros	Telefónica Spain	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Elimina-tions	Total Group
Operating Income Before Depreciation and Amortization (OIBDA)	2,254	1,247	1,714	1,094	78	(42)	6,345
Depreciation and amortization	(1,075)	(1,131)	(1,133)	(922)	(94)	19	(4,336)
Operating income	1,179	116	581	172	(16)	(23)	2,009

Telefónica, S.A. 12

Condensed Consolidated Interim Financial Statements 2023
OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions
OIBDA-CapEx is defined as operating income before depreciation and amortization, reduced by accrued capital expenditures (CapEx) excluding spectrum acquisitions is defined as operating income before depreciation and amortization, reduced by accrued capital expenditures excluding those related to spectrum acquisitions.
We believe that it is important to consider capital expenditures, and capital expenditures excluding spectrum acquisitions, together with OIBDA in order to have a more complete measure of the performance of our telecommunications businesses. We use these measures internally to track the performance of our business, to establish operating and strategic targets of the businesses of the Group and in our internal budgeting process.
Neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions are measures expressly defined in IFRS, and therefore they may not be comparable to similar indicators used by other companies. In addition, neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions should be considered substitutes for operating income, the most comparable financial measure calculated in accordance with IFRS, or any measure of liquidity calculated in accordance with IFRS.
Furthermore, the Group management uses the measures OIBDA-CapEx margin and OIBDA-CapEx excluding spectrum acquisitions margin, which is the result of dividing these measures by the revenues.
In the table below we provide a reconciliation of our OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions to operating income for the periods indicated:

Millions of euros	January - June 2023	January - June 2022
Operating income	1,918	2,009
Depreciation and amortization	(4,348)	(4,336)
OIBDA	6,266	6,345
Capital expenditures in intangibles assets (Note 6)	(612)	(716)
Capital expenditures in property, plant and equipment (Note 8)	(1,792)	(1,766)
CapEx	(2,404)	(2,482)
OIBDA-CapEx	3,862	3,863
Spectrum acquisitions (Note 6)	12	132
OIBDA-CapEx excluding spectrum acquisitions	3,874	3,995
Debt indicators
As calculated by us, net financial debt includes:
(A) adding the following liabilities:
i. current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives),
ii. other liabilities included in "Payables and other non-current liabilities" and "Payables and other current liabilities" (mainly corresponding to payables for deferred payment of radio spectrum that have an explicit financial component and supplier financing for customer financing of terminal sales), and
iii. financial liabilities included in "Liabilities associated with non-current assets held for sale".
(B) subtracting the following amounts from the resulting amount of the preceding step:
i. cash and cash equivalents,
ii. other current financial assets (which include short-term derivatives),
iii. cash and other financial assets included in "Non-current assets and disposal groups classified as held for sale",
iv. the positive mark-to-market value of derivatives with a maturity beyond one year,
v. other interest-bearing assets (included in "Financial assets and other non-current assets", "Receivables and other current assets" and "Tax receivables" in our consolidated statement of financial position). "Financial assets and other non-current assets" includes derivatives, installments for the long-term sales of terminals to customers and other long-term financial assets, and "Receivables and other current assets" includes the customer financing of terminal sales classified as short-term.
vi. mark-to-market adjustment by cash flow hedging activities related to debt.
vii. fair value of derivatives adjustment used for the economic hedging of gross commitments related to employee benefits.
The indicator net financial debt plus leases is calculated by adding lease liabilities calculated under IFRS 16 (including those corresponding to companies held for sale) to net financial debt and deducting assets from subleases.
We calculate net financial debt plus commitments by adding gross commitments related to employee benefits and the fair value of the derivatives used for

Telefónica, S.A. 13

Condensed Consolidated Interim Financial Statements 2023
the economic hedging of such commitments to net financial debt, and deducting the value of long-term assets associated with those commitments related to employee benefits and the tax benefits arising from the future payments of those commitments related to employee benefits. Gross commitments related to employee benefits are current and non-current provisions recorded for certain employee benefits such as termination plans, post-employment defined benefit plans and other benefits.
We believe that net financial debt, net financial debt plus leases, net financial debt plus commitments and net financial debt plus leases plus commitments are meaningful for investors and analysts because they provide an analysis of our solvency using the same measures used by our management. We use them to calculate internally certain solvency and leverage ratios. Nevertheless, none of them as calculated by us should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.
The following table presents a reconciliation of net financial debt, net financial debt plus leases, net financial debt plus commitments and net financial debt plus leases plus commitments as of June 30, 2023 and December 31, 2022 to the Telefónica Group’s gross financial debt as indicated in the consolidated statement of financial position:

Millions of euros	06/30/2023	12/31/2022
Non-current financial liabilities	34,019	35,059
Current financial liabilities	4,231	4,020
Gross financial debt (Note 16)	38,250	39,079
Cash and cash equivalents	(7,290)	(7,245)
Other assets included in "Other current financial assets"	(1,243)	(2,431)
Cash and other financial assets included in "Non-current assets and disposal groups classified as held for sale"	(10)	—
Positive mark-to-market value of long-term derivative instruments (notes 12 and 17)	(2,507)	(2,668)
Other liabilities included in "Payables and other non-current liabilities"	1,681	1,431
Other liabilities included in "Payables and other current liabilities"	453	402
Other assets included in "Financial assets and other non-current assets"	(1,850)	(1,892)
Other assets included in "Receivables and other current assets"	(637)	(646)
Other current assets included in "Tax receivables"	(9)	(123)
Financial liabilities included in "Liabilities associated with non-current assets held for sale"	—	—
Mark-to-market adjustment by cash flow hedging activities related to debt	957	1,102
Fair value of derivatives adjustment used for the economic hedging of gross commitments related to employee benefits	(316)	(322)
Net financial debt	27,479	26,687
Lease liabilities	8,658	8,645
Net financial debt plus leases	36,137	35,332
Gross commitments related to employee benefits and associated economic hedging	4,963	5,291
Value of associated long-term assets	(107)	(104)
Tax benefits	(1,196)	(1,281)
Net commitments related to employee benefits	3,660	3,906
Net financial debt plus commitments	31,139	30,593
Net financial debt plus leases plus commitments	39,797	39,238

Telefónica, S.A. 14

Condensed Consolidated Interim Financial Statements 2023
Free Cash Flow
The Group’s free cash flow is calculated starting from “Net cash flow provided by operating activities” as indicated in the consolidated statement of cash flows; deducting (Payments on investments)/Proceeds from the sale of investments in property, plant and equipment and intangible assets, net, adding the cash received from government grants and deducting dividends paid to non-controlling interests and payments of financed spectrum without explicit interest. The cash used to cancel commitments related to employee benefits (originally included in the Net cash flow provided by operating activities) is added as it represents the payments of principal of the debt incurred with those employees.
We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders and other equity holders. The same measure is used internally by our management. Nevertheless, free cash flow as calculated by us should not be considered as a substitute for the various flows of cash as presented in the consolidated statements of cash flows.
The following table presents the reconciliation between Telefónica Group’s Net cash flow provided by operating activities as indicated in the consolidated statement of cash flows (see Note 25) and the free cash flow for the six-months periods ended June 30, 2023 and 2022:

Millions of euros	January - June 2023	January - June 2022
Net cash flow provided by operating activities (Note 25)	5,289	4,739
(Payments on investments)/Proceeds from the sale of property, plant and equipment and intangible assets, net (Note 25)	(3,042)	(2,632)
Government grants received	8	—
Dividends paid to minority shareholders (Note 25)	(289)	(170)
Payments related to cancellation of commitments related to employee benefits (Note 25)	427	443
Payments of financed spectrum without explicit interest (Note 25)	(21)	(21)
Free cash flow excluding lease principal payments	2,372	2,359
Lease principal payments (notes 21 and 25)	(1,076)	(1,011)
Free cash flow	1,296	1,348

Telefónica, S.A. 15

Condensed Consolidated Interim Financial Statements 2023

Note 3. Accounting policies
The accounting policies applied in the preparation of the interim financial statements for the six-month period ended June 30, 2023 are consistent with those used in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2022, except for the following new standards and amendments to standards published by the International Accounting Standards Board (IASB) and endorsed by the European Union for use in Europe, which are effective for annual periods beginning on or after January 1, 2023.
IFRS 17 Insurance Contracts
IFRS 17 Insurance Contracts is a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. Applies to all types of insurance contracts (i.e., life, non-life, direct insurance and reinsurance), regardless of the type of entities that issue them, as well as to certain guarantees and financial instruments with discretionary participation features. The overall objective of IFRS 17 is to provide an accounting model for insurance contracts that is more useful and consistent for insurers, covering all relevant accounting aspects.
Given the nature of the Group’s core business, the adoption of IFRS 17 did not have a significant impact on the Group’s consolidated equity at the date of transition to the new requirements (less than 1 million euros as of 1 January 2023). At the transition date, the balances of insurance and reinsurance contract assets and liabilities have been reclassified from receivables (payables) to specific line items within other current assets (liabilities) amounting to 132 million euros and 197 million euros, respectively (see Notes 14 and 19).
The disclosure requirements in the new standard will be considered in the annual consolidated financial statements, where appropriate on a materiality basis.
Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12
These amendments narrow the scope of the initial recognition exception, so that it does not apply to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences.
The application of these requirements for the current reporting period did not have a significant impact on the interim condensed consolidated financial statements of the Group.
International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12
The amendments give companies temporary relief from accounting for deferred taxes arising from jurisdictions implementing the OECD international tax reform. The amendments also include targeted disclosure requirements to help investors better understand an entity’s exposure to income taxes arising from the reform, particularly before legislation implementing the rules is in effect, although these disclosures are not required for interim periods in the fiscal year ending 31 December 2023. At the date of authorization for issue of these condensed consolidated interim financial statements, the European Union’s endorsement process for the application of these amendments in Europe is in progress. Therefore, these amendments have had no impact on the Group's interim condensed consolidated financial statements and will be taken into consideration for the disclosures in the Group's annual consolidated financial statements.
Definition of Accounting Estimates – Amendments to IAS 8
These amendments clarify the distinction between changes in accounting estimates, and changes in accounting policies and the correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates. The distinction between accounting estimates and accounting policies is important because changes in accounting estimates are applied prospectively to future transactions and events, whereas changes in accounting policies are generally applied retrospectively.
The Group's practice is consistent with these criteria and therefore these amendments had no impact on the Group’s interim condensed consolidated financial statements.

Telefónica, S.A. 16

Condensed Consolidated Interim Financial Statements 2023
Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2
These amendments provide guidance and examples on how to apply the concept of materiality to accounting policy disclosures, the amendments require entities to disclose their "material" rather than their "significant" accounting policies.
The amendments had no impact on the Group’s interim condensed consolidated financial statements, but could affect the material accounting policy information in the Group’s annual consolidated financial statements.
New standards and amendments to standards issued but not effective as of June 30, 2023
At the date of preparation of the interim consolidated financial statements, the following IFRS and amendments had been published by the IASB, but their application was not mandatory:

Amendments to Standards		Mandatory application: annual periods beginning on or after
Amendments to IAS 1	Classification of Liabilities as Current and Non-Current	1 January 2024
Amendments to IAS 1	Non-current Liabilities with Covenants	1 January 2024
Amendments to IFRS 16	Lease Liability in a Sale and Leaseback	1 January 2024
Amendments to IAS 7 and IFRS 7	Supplier Finance Arrangements	1 January 2024
Based on the analyses conducted to date, the Group estimates that the adoption of these new pronouncements will not have a significant impact on the consolidated financial statements in the initial period of application.

Telefónica, S.A. 17

Condensed Consolidated Interim Financial Statements 2023
Note 4. Segment information
In 2023 the Telefónica Group is reporting financial information, both internally and externally, according to the following segments: Telefónica Spain, VMO2 (accounted for under the equity method), Telefónica Germany, Telefónica Brazil and Telefónica Hispam (formed by the Group's operators in Colombia, Mexico, Venezuela, Ecuador, Argentina, Chile, Peru and Uruguay). There have been no changes in the definition of the segments with respect to the previous year.
The segments referred to above include the information related to the fixed, wireless, cable, data, internet and television businesses and other digital services provided in each country. Inter-segment transactions are carried out at market prices.
Information relating to other Group companies not specifically included in these segments is reported under "Other companies", which includes Telefónica, S.A. and other holding companies, as well as companies whose main purpose is to provide cross-sectional services to Group companies, and other operations not included in the segments. The Incremental Group and BE-terna Group, acquired in 2022, and Cancom Group, acquired in 2021, are reported within "Other companies". "Other companies" also includes the share of results of investments accounted for by the equity method corresponding to fiber optic companies (see Note 10).
The Group centrally manages borrowing activities, mainly through Telefónica, S.A. and other companies not included in the segments, so most of the Group's financial assets and liabilities are reported under "Other companies". In addition, Telefónica, S.A. is the head of the Telefónica tax group in Spain. Therefore, a significant part of the deferred tax assets and liabilities is included under "Other companies". For these reasons, the results of the segments are disclosed up to operating income.
Revenues and expenses arising from intra-group invoicing for the use of the trademark and management services were eliminated from the operating results of each Group segment. The results of the holding companies also exclude dividends from Group companies and impairments of investments in Group companies. These adjustments have no impact on the Group’s consolidated results. In addition, segment reporting considers the impact of the purchase price allocation to the assets acquired and the liabilities assumed by the companies included in each segment. The assets and liabilities presented in each segment are those managed by the heads of each segment, regardless of their legal structure.

Telefónica, S.A. 18

Condensed Consolidated Interim Financial Statements 2023

The following table presents income, CapEx information (capital expenditures in intangible assets and property, plant and equipment, see Notes 6 and 8) and acquisitions of rights of use (see Note 21) of the fully consolidated reportable segments:

January - June 2023
Millions of euros	Telefónica Spain	VMO2	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Revenues	6,183	—	4,192	4,645	4,489	1,718	(1,049)	20,178
External revenues	6,024	—	4,178	4,637	4,440	897	2	20,178
Inter-segment revenues	159	—	14	8	49	821	(1,051)	—
Other operating income and expenses (1)	(3,960)	—	(2,917)	(2,740)	(3,691)	(1,621)	1,017	(13,912)
OIBDA	2,223	—	1,275	1,905	798	97	(32)	6,266
Depreciation and amortization	(1,083)	—	(1,153)	(1,195)	(821)	(115)	19	(4,348)
Operating income	1,140	—	122	710	(23)	(18)	(13)	1,918
Share of (loss) income of investments accounted for by the equity method	(9)	16	—	—	5	(26)	—	(14)
Capital expenditures (CapEx)	754	—	504	704	337	105	—	2,404
Acquisitions of rights of use	292	—	362	98	205	10	(18)	949
(1) Other operating income and expenses includes “Other income”, “Supplies”, “Personnel expenses” and “Other expenses”.

Telefónica, S.A. 19

Condensed Consolidated Interim Financial Statements 2023

January - June 2022
Millions of euros	Telefónica Spain	VMO2	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Revenues	6,164	—	3,949	4,199	4,526	1,499	(887)	19,450
External revenues	6,053	—	3,938	4,191	4,471	799	(2)	19,450
Inter-segment revenues	111	—	11	8	55	700	(885)	—
Other operating income and expenses (1)	(3,910)	—	(2,702)	(2,485)	(3,432)	(1,421)	845	(13,105)
OIBDA	2,254	—	1,247	1,714	1,094	78	(42)	6,345
Depreciation and amortization	(1,075)	—	(1,131)	(1,133)	(922)	(94)	19	(4,336)
Operating income	1,179	—	116	581	172	(16)	(23)	2,009
Share of (loss) income of investments accounted for by the equity method	—	138	—	—	(4)	(29)	—	105
Capital expenditures (CapEx)	642	—	556	809	429	45	1	2,482
Acquisitions of rights of use	187	—	340	321	264	7	7	1,126
(1) Other operating income and expenses includes “Other income”, “Supplies”, “Personnel expenses” and “Other expenses”.

Telefónica, S.A. 20

Condensed Consolidated Interim Financial Statements 2023

The table below shows the income, CapEx and acquisitions of rights of use of VMED O2 UK Ltd. VMED O2 UK Ltd is a joint venture 50% owned by Telefónica and Liberty Group and is recorded under the equity method (see Note 9). The tables below show the information of the joint venture at 100%.

VMO2
Millions of euros	January-June, 2023	January-June, 2022
Revenues	6,063	5,996
Other operating income and expenses	(3,959)	(3,771)
OIBDA	2,104	2,225
Depreciation and amortization	(2,019)	(2,065)
Operating income	85	160
Share of income (loss) of investments accounted for by the equity method	2	1
Financial income	18	9
Financial expenses	(664)	(457)
Realised and unrealised gains on derivative instruments, net	(27)	1,681
Foreign currency transaction losses, net	644	(1,158)
Net financial expense	(29)	75
Result before taxation	58	236
Taxes	(37)	(41)
Result for the period (100% VMO2)	21	195
50% attributable to Telefónica Group	10	97
Share-based compensation	6	8
Other adjustments	—	33
Share of income (loss) of investments accounted for by the equity method	16	138
Capital expenditures (CapEx) (100% VMO2)	1,209	1,270
Acquisitions of rights of use (100% VMO2)	61	64

Telefónica, S.A. 21

Condensed Consolidated Interim Financial Statements 2023

The segmentation of assets and liabilities of the reportable segments is as follows:

June 2023
Millions of euros	Telefónica Spain	VMO2	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Fixed assets	14,188	—	11,280	19,204	7,734	2,269	(11)	54,664
Rights of use	1,772	—	3,276	1,959	1,256	96	(44)	8,315
Investments accounted for by the equity method	247	10,772	—	3	157	382	—	11,561
Financial assets and other non-currents assets	1,005	—	929	1,197	1,706	5,954	(2,637)	8,154
Deferred tax assets	2,283	—	461	427	726	1,053	—	4,950
Other current financial assets	34	—	55	54	291	4,774	(3,954)	1,254
Non-current assets and disposal groups held for sale	—	—	—	—	230	—	—	230
Total allocated assets	26,711	10,772	18,414	26,641	16,363	23,024	(12,955)	108,970
Non-current financial liabilities	1,890	—	1,301	789	5,781	29,490	(5,232)	34,019
Non-current lease liabilities	1,300	—	2,587	1,422	1,205	38	(22)	6,530
Deferred tax liabilities	89	—	264	1,020	778	932	—	3,083
Current financial liabilities	519	—	396	262	1,226	7,063	(5,235)	4,231
Current lease liabilities	432	—	575	738	406	21	(15)	2,157
Liabilities associated with non-current assets and disposal groups held for sale	—	—	—	—	12	—	—	12
Total allocated liabilities	14,963	—	9,969	10,162	13,930	41,643	(12,885)	77,782

Telefónica, S.A. 22

Condensed Consolidated Interim Financial Statements 2023

December 2022
Millions of euros	Telefónica Spain	VMO2	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Fixed assets	14,285	—	11,602	18,217	7,870	2,237	(9)	54,202
Rights of use	1,722	—	3,277	2,048	1,169	100	(37)	8,279
Investments accounted for by the equity method	252	10,779	—	—	146	410	—	11,587
Financial assets and other non-currents assets	875	—	992	984	1,578	6,082	(2,410)	8,101
Deferred tax assets	2,395	—	463	485	612	929	—	4,884
Other current financial assets	32	—	34	162	222	7,435	(5,441)	2,444
Non-current assets and disposal groups held for sale	—	—	—	—	—	7	—	7
Total allocated assets	27,917	10,779	19,142	24,875	15,951	26,288	(15,310)	109,642
Non-current financial liabilities	2,089	—	1,510	653	2,502	30,425	(2,120)	35,059
Non-current lease liabilities	1,317	—	2,663	1,531	1,115	45	(14)	6,657
Deferred tax liabilities	95	—	274	1,032	744	922	—	3,067
Current financial liabilities	1,840	—	128	350	4,120	8,449	(10,867)	4,020
Current lease liabilities	392	—	597	629	402	19	(19)	2,020
Liabilities associated with non-current assets and disposal groups held for sale	—	—	—	—	—	—	—	—
Total allocated liabilities	16,782	—	10,246	9,437	13,861	42,869	(15,261)	77,934

Telefónica, S.A. 23

Condensed Consolidated Interim Financial Statements 2023

The detail of assets and liabilities of VMED O2 UK Ltd is as follows (amounts corresponding to 100% of the company, see Note 9):

VMO2
Millions of euros	06/30/2023	12/31/2022
Fixed assets	43,285	42,576
Rights of use	830	862
Financial assets and other non-currents assets	2,688	2,763
Deferred tax assets	54	79
Other current financial assets	612	511
Total assets	51,406	50,062
Non-current financial liabilities	20,991	19,668
Non-current lease liabilities	723	725
Deferred tax liabilities	—	1
Current financial liabilities	3,590	3,248
Current lease liabilities	193	221
Total liabilities	29,985	28,626

Telefónica, S.A. 24

Condensed Consolidated Interim Financial Statements 2023

The detail of revenues of the fully consolidated reportable segments is as follows:

Millions of euros	January - June 2023				January - June 2022
Segments	Fixed	Mobile	Other and elims.	Total	Fixed	Mobile	Other and elims.	Total
T. Spain (1)				6,183				6,164
T. Germany	409	3,774	9	4,192	399	3,540	10	3,949
T. Brazil	1,407	3,238	—	4,645	1,357	2,842	—	4,199
T. Hispam	1,508	2,981	—	4,489	1,582	2,944	—	4,526
Other and inter-segment eliminations			669	669			612	612
Total Group				20,178				19,450
Note: In the countries of Telefónica Hispam segment with separate fixed and mobile operating companies, intercompany revenues were not considered.
(1) The detail of revenues for Telefónica Spain is shown in the table below.

Given the convergence reached at Telefónica Spain due to the high penetration of the convergent offers, the revenue breakdown by fixed and mobile is less relevant in this segment. For this reason, the following revenue breakdown is shown, which Management believes is more meaningful.

Millions of euros
Telefónica Spain	January - June 2023	January - June 2022
Retailers	4,857	4,772
Wholesalers, mobile handsets and others	1,326	1,392
Total	6,183	6,164

Telefónica, S.A. 25

Condensed Consolidated Interim Financial Statements 2023
Note 5. Business combinations
Finalization of the purchase price allocation of Be-Terna
On June 9, 2022, Telefónica Cybersecurity & Cloud Tech, S.L.U. completed the acquisition of 100% of the shares of the German group BE-terna Acceleration Holding GmbH and affiliates ("BE-terna Group"), for a 191 million euros consideration (including potential contingent payments linked to its future performance). In addition, at the closing of the transaction a payment was made in the amount of 162 million euros to cancel payment obligations of the acquired companies.
At the date of authorization for issue of the 2022 consolidated financial statements of the Telefónica Group the purchase price allocation was provisional. In the first half of 2023 the preliminary allocation was reviewed within the twelve-month period from the acquisition date, resulting in a 3 million euro increase in goodwill.
The following table presents the consideration, the fair value of assets and liabilities identified at the acquisition date and the final goodwill:

Millions of euros
Share purchase price	191
Payment obligations cancelled	162
Total	353
Intangible assets	73
Customer relationships	53
Other intangible assets	20
Property, plant and equipment	6
Rights of use	5
Accounts receivable	19
Other assets	12
Cash and cash equivalents	17
Lease liabilities	(5)
Trade payables	(9)
Deferred tax liabilities	(20)
Current tax payables	(6)
Other liabilities	(21)
Accounting value of net assets	71
Goodwill	282

Finalization of the purchase price allocation of Incremental
On March 21, 2022, Telefónica Telefónica Tech UK & Ireland, Ltd completed the acquisition of 100% of the shares of the British group Perpetual TopCo, Limited and affiliates (Incremental) for a 104 million euros consideration (including potential contingent payments linked to its future performance). In addition, at the closing of the transaction a payment was made in the amount of 91 million euros to cancel payment obligations of the acquired companies.
At the date of authorization for issue of the 2022 consolidated financial statements of the Telefónica Group the purchase price allocation was provisional. In the first half of 2023 the preliminary allocation was reviewed within the twelve-month period from the acquisition date, without any change in the fair value of the assets and liabilities acquired.

Telefónica, S.A. 26

Condensed Consolidated Interim Financial Statements 2023
Note 6. Intangible assets
The composition and movements in "intangible assets" in the first half of 2023 and 2022 are as follows:

January-June 2023
Millions of euros	Balance at 12/31/2022	Additions	Amortization	Transfers and others	Translation differences and hyperinflation adjustments	Business acquisitions	Balance at 06/30/2023
Service concession arrangements and licenses	7,550	12	(405)	(21)	238	—	7,374
Software	2,800	191	(664)	639	89	—	3,055
Customer base	721	—	(179)	(4)	7	(3)	542
Trademarks	263	—	(17)	1	8	—	255
Other intangible assets	39	10	(9)	1	1	6	48
Intangible assets in process	644	399	—	(528)	13	—	528
Total intangible assets	12,017	612	(1,274)	88	356	3	11,802

January-June 2022
Millions of euros	Balance at 12/31/2021	Additions	Amortization	Transfers and others	Translation differences and hyperinflation adjustments	Business acquisitions	Balance at 06/30/2022
Service concession arrangements and licenses	7,328	132	(414)	—	497	506	8,049
Software	2,494	189	(664)	481	149	—	2,649
Customer base	971	—	(175)	2	5	45	848
Trademarks	276	—	(17)	1	21	1	282
Other intangible assets	42	13	(12)	1	1	—	45
Intangible assets in process	614	382	—	(434)	23	—	585
Total intangible assets	11,725	716	(1,282)	51	696	552	12,458

Telefónica, S.A. 27

Condensed Consolidated Interim Financial Statements 2023
The gross cost, accumulated amortization and impairment losses of intangible assets in the first half of 2023 and December 31, 2022 are as follows:

Balance at June 30, 2023
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	16,348	(8,806)	(168)	7,374
Software	18,229	(15,159)	(15)	3,055
Customer base	5,145	(4,603)	—	542
Trademarks	966	(711)	—	255
Other intangible assets	857	(807)	(2)	48
Intangible assets in process	536	—	(8)	528
Total intangible assets	42,081	(30,086)	(193)	11,802

Balance at December 31, 2022
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	15,837	(8,123)	(164)	7,550
Software	17,158	(14,344)	(14)	2,800
Customer base	5,089	(4,368)	—	721
Trademarks	944	(681)	—	263
Other intangible assets	870	(829)	(2)	39
Intangible assets in process	652	—	(8)	644
Total intangible assets	40,550	(28,345)	(188)	12,017
CapEx additions by segment are detailed in Note 4.
"Business acquisitions" in the first half of 2022 corresponded mainly to the acquisition of Oi (see Note 2).

Telefónica, S.A. 28

Condensed Consolidated Interim Financial Statements 2023
Note 7. Goodwill
The movement in goodwill assigned to each Group segment was as follows:

January-June 2023
Millions of euros	Balance at 12/31/2022	Additions	Transfers	Exchange rate impact	Balance at 06/30/2023
Telefónica Spain	4,291	—	—	—	4,291
Telefónica Brazil	7,752	5	—	502	8,259
Telefónica Germany	4,386	—	—	—	4,386
Telefónica Hispam	1,215	—	(36)	58	1,237
Others	827	18	—	15	860
Total	18,471	23	(36)	575	19,033

January-June 2022
Millions of euros	Balance at 12/31/2021	Additions	Transfers	Exchange rate impact and other	Balance at 06/30/2022
Telefónica Spain	4,291	—	—	—	4,291
Telefónica Brazil	6,278	696	—	959	7,933
Telefónica Germany	4,386	—	—	—	4,386
Telefónica Hispam	1,166	—	—	49	1,215
Others	398	515	(5)	(8)	900
Total	16,519	1,211	(5)	1,000	18,725
On July 6, 2023, Telefónica Hispanoamérica, S.A. entered into share subscription agreements with the group Kohlberg Kravis Roberts – KKR & Co, Inc. and Entel Perú S.A., for the entry of both companies, with 54% and 10%, respectively, into the share capital of Pangeaco, S.A.C., the wholesale fiber-to-the-home (“FTTH”) company in Peru, maintaining Telefónica Hispam 36% of the shares of said company (see Note 28). As part of the transaction Telefónica del Perú S.A.A. and Entel Perú will sell to Pangeaco certain assets of their FTTH infrastructure. This operation is part of the Group's strategy, which includes, among other objectives, an active portfolio management policy of its businesses and assets, based on value creation.
The amount in transfers of Telefónica Hispam in the first half of 2023 corresponds to the estimation of goodwill of the cash generating unit Telefónica del Perú allocated to this agreement, which has been reclassified to "Non-current assets and disposal groups held for sale" (see Note 27).
Additions of Telefónica Brazil in the first half of 2022 corresponded to the preliminary goodwill from the acquisition of the assets of the mobile business of Oi Group (see Note 2). At the date of authorization for issue of the 2022 consolidated financial statements of the Telefónica Group the purchase price allocation was concluded, resulting in a final goodwill amounting to 676 million euros.
Additions in the first half of 2022 also included the preliminary goodwill of Incremental and BE-Terna, amounting to 169 million euros and 337 million euros, respectively. As of the date of preparation of these interim financial statements, the allocation of the purchase price of these transactions has been concluded (see Note 5).

Telefónica, S.A. 29

Condensed Consolidated Interim Financial Statements 2023
In order to test for impairment, goodwill was allocated to the different cash-generating units (CGUs), which are grouped into the following reportable operating segments:

Millions of euros	06/30/2023	12/31/2022
Telefónica Spain	4,291	4,291
Telefónica Brazil	8,259	7,752
Telefónica Germany	4,386	4,386
Telefónica Hispam	1,237	1,215
Colombia	153	135
Ecuador	135	137
Chile	684	652
Peru	238	265
Uruguay	24	23
Others T. Hispam	3	3
Other companies	860	827
Telefónica Tech UK & Ireland	444	429
BE-terna	282	279
Others	134	119
TOTAL	19,033	18,471
At the end of 2022, the Group carried out the annual impairment test, using the business plans of the different cash-generating units to which the goodwill is allocated, approved by the Telefónica Board of Directors at the end of 2022.
As of June 30, 2023, the Group has evaluated the existence of indicators of impairment of the value of the cash-generating units, with special emphasis on those whose recoverable value was closest to the carrying value as of December 31, 2022. This evaluation has included, among other aspects, the examination of compliance of the main operating indicators both with respect to the end of the first half of 2023 and the most recent forecasts for the end of the year, the evolution of the macroeconomic situation and the analysis of the variation of the applicable discount rates and perpetuity growth rates. As a result of this analysis, there are not indicators that justify the need to carry out a new impairment test for these cash-generating units.
The Group will carry out the annual impairment test in the second half of the year, after the preparation, and approval by the Board of Directors of Telefónica, of the new business plans of the different cash-generating units to which the Group's goodwill is allocated.

Telefónica, S.A. 30

Condensed Consolidated Interim Financial Statements 2023

Note 8. Property, plant and equipment
The composition and movements in "Property, plant and equipment" in the first half of 2023 and 2022 are as follows:

January-June 2023
Millions of euros	Balance at 12/31/2022	Additions	Depreciation	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Balance at 06/30/2023
Land and buildings	2,641	4	(117)	(8)	61	67	2,648
Plant and machinery	18,165	378	(1,804)	(9)	1,201	489	18,420
Furniture, tools and other items	576	29	(102)	(1)	59	16	577
PP&E in progress	2,332	1,381	—	(6)	(1,577)	54	2,184
Total PP&E	23,714	1,792	(2,023)	(24)	(256)	626	23,829

January-June 2022
Millions of euros	Balance at 12/31/2021	Additions	Depre-ciation	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Business acquisi-tions	Balance at 06/30/2022
Land and buildings	2,660	5	(110)	(13)	28	123	5	2,698
Plant and machinery	17,752	556	(1,839)	(7)	717	1,156	27	18,362
Furniture, tools and other items	552	31	(102)	—	33	40	3	557
PP&E in progress	1,761	1,174	—	(10)	(924)	104	1	2,106
Total PP&E	22,725	1,766	(2,051)	(30)	(146)	1,423	36	23,723

Telefónica, S.A. 31

Condensed Consolidated Interim Financial Statements 2023
The gross cost, accumulated depreciation and impairment losses of property, plant and equipment in the first half of 2023 and December 31, 2022 are as follows:

Balance at June 30, 2023
Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	9,377	(6,646)	(83)	2,648
Plant and machinery	93,899	(75,060)	(419)	18,420
Furniture, tools and other items	5,381	(4,785)	(19)	577
PP&E in progress	2,197	—	(13)	2,184
Total PP&E	110,854	(86,491)	(534)	23,829

Balance at December 31, 2022
Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	9,097	(6,375)	(81)	2,641
Plant and machinery	91,319	(72,742)	(412)	18,165
Furniture, tools and other items	5,157	(4,566)	(15)	576
PP&E in progress	2,343	—	(11)	2,332
Total PP&E	107,916	(83,683)	(519)	23,714
"Additions" of CapEx by segment are detailed in Note 4.
"Business acquisitions" in the first half of 2022 corresponded mainly to the acquisition of Oi (see Note 2).
"Transfers and others" in the first half of 2023 includes the reclassifications of fiber optic assets in Peru amounted to 159 million euros to "Non-current assets and disposal groups held for sale" of the statement of financial position (see Note 27).

Telefónica, S.A. 32

Condensed Consolidated Interim Financial Statements 2023

Note 9. Associates and joint ventures
The detail of investments accounted for by the equity method and the share of (loss)/income of these investments is the following:

	% Holding	Investments accounted for by the equity method		Share of (loss) income of investments accounted for by the equity method
Millions of euros		06/30/2023	12/31/2022	January - June 2023	January - June 2022
VMED O2 UK Ltd	50%	10,772	10,779	16	138
Movistar Prosegur Alarmas	50%	245	252	(7)	—
FiBrasil Infraestructura e Fibra Ótica, S.A.	50%	102	79	(4)	(3)
Unsere Grüne Glasfaser	50%	92	108	(26)	(33)
Opal Jvco Limited (nexfibre)	25%	68	55	6	—
Others		6	2	(3)	1
Joint ventures		11,285	11,275	(18)	103
Daytona Midco, S.L. (Nabiax)	20%	81	120	—	1
Adquira España, S.A.	44.44%	4	4	—	—
HoldCo Infraco SpA. (Onnet Fibra Chile)	40%	85	79	4	(1)
Alamo HoldCo S.L. (Onnet Fibra Colombia)	40%	13	12	(2)	(1)
Internet para todos S.A.C.	54.67%	59	55	2	(2)
Telefónica Factoring España, S.A.	50%	5	7	2	2
Telefónica Factoring do Brasil, Ltda.	50%	1	3	1	1
Telefónica Factoring Peru, S.A.C.	50%	2	2	—	—
Telefónica Factoring Colombia, S.A.	50%	1	1	—	—
Telefónica Factoring México, S.A.de C.V.	50%	1	1	—	—
Telefónica Factoring Chile, SpA.	50%	1	1	—	—
Telefónica Factoring Ecuador, S.A.	50%	—	—	—	—
Telefónica Consumer Finance, Establecimiento Financiero de Crédito, S.A.	50%	18	19	1	2
Movistar Consumer Finance Colombia SAS	50%	—	2	(6)	(1)
Others		5	6	2	1
Associates		276	312	4	2
Total		11,561	11,587	(14)	105

Telefónica, S.A. 33

Condensed Consolidated Interim Financial Statements 2023
The detail of the movement in investments accounted for by the equity method in the first six months of 2023 and 2022 is as follows:

Investments accounted for by the equity method	Millions of euros
Balance at 12/31/2022	11,587
Additions	49
Translation differences and other comprehensive income (loss)	355
Income (loss)	(14)
Dividends	(422)
Transfers and others	6
Balance at 06/30/2023	11,561

Investments accounted for by the equity method	Millions of euros
Balance at 12/31/2021	12,773
Additions	112
Translation differences and other comprehensive income (loss)	(170)
Income (loss)	105
Dividends	(159)
Balance at 06/30/2022	12,661
"Translation differences and other comprehensive income (loss)" in the first half of 2023 mainly includes the impact of the pound sterling appreciation associated with the investment in VMO2, amounting to 351 million euros (236 million euros depreciation in the first half of 2022). This also includes losses recognized in equity of derivative financial instruments in Unsere Grüne Glasfaser amounting to 7 million euros (51 million euros gains in the first half of 2022).
In the first half of 2023, dividends amounting to 325 million pounds sterling were received from VMO2, equivalent to 373 million euros (125 million pounds sterling, equivalent to 146 million euros in the first half of 2022, see Note 25).
On January 11, 2022, once the corresponding authorizations from the regulatory authorities were obtained and after the fulfilment of certain agreed conditions, the transaction between Colombia Telecomunicaciones S.A. ESP BIC (Telefónica Colombia) and a Colombian company of the group Kohlberg Kravis Roberts - KKR (Onnet Fibra Colombia S.A.S) for the sale and purchase of certain fiber assets owned by Telefónica Colombia and for the provision of wholesale connectivity services by Onnet Fibra Colombia S.A.S to Telefónica Colombia, the development of activities of deployment of fiber network, and other associated services, was completed. Telefónica Colombia received, as consideration, 187 million U.S. dollars (approximately 165 million euros at the exchange rate at such date) and
40% of the shares of a Spanish company controlled by KKR, Alamo HoldCo S.L., the sole shareholder of Onnet Fibra Colombia S.A.S. The gain included in "Other income" in the consolidated income statement of the first half of 2022 amounted to 183 million euros (see Note 23). Additions in the first half of 2022 included the fair value assigned to the 40% of the investment in Álamo HoldCo, S.L. amounting to 28 million euros.
On May 24, 2022, Telefónica Infra, S.L. achieved a 20% stake in Daytona Midco S.L.U. as a result of the agreement reached on May 7, 2021 with Asterion Industrial Partners ("Asterion") for the contribution to Nabiax (a subsidiary of Asterion) of four data centres owned by the Telefónica Group. Additions in the first half of 2022 regarding this transaction amounted to 41 million euros.
Additions in the first half of 2022 also included the capital increase of 38 million euros at Unsere Grüne Glasfaser.
VMO2
Detail of the main items of the statement of financial position and income statement of VMED O2 UK Ltd

Millions of euros	06/30/2023	12/31/2022
Non current assets	46,857	46,280
Current assets	4,549	3,782
Cash and cash equivalents	730	555
Total Assets	51,406	50,062
Non current liabilities	22,164	20,840
Non current financial liabilities	20,991	19,668
Non current lease liabilities	723	725
Other non current liabilities	450	447
Current liabilities	7,821	7,786
Current financial liabilities	3,590	3,248
Current lease liabilities	193	221
Other current liabilities	4,038	4,317
Total Liabilities	29,985	28,626
Equity (100% VMO2)	21,421	21,436
50% Telefónica Group	10,711	10,718
Acquisition costs	61	61
Investments accounted for by the equity method	10,772	10,779

Telefónica, S.A. 34

Condensed Consolidated Interim Financial Statements 2023

Millions of euros	January - June 2023	January - June 2022
Revenues	6,063	5,996
Other operating income	255	261
Operating expenses	(4,214)	(4,032)
OIBDA	2,104	2,225
Depreciation and amortization (1)	(2,019)	(2,065)
Operating income	85	160
Share of income (loss) of investments accounted for by the equity method	2	1
Financial income	18	9
Financial expenses	(664)	(457)
Realised and unrealised gains on derivative instruments, net (2)	(27)	1,681
Foreign currency transaction losses, net	644	(1,158)
Net financial expense	(29)	75
Result before taxation	58	236
Taxes	(37)	(41)
Result for the period (100% VMO2)	21	195
50% attributable to Telefónica Group	10	97
Share-based compensation (3)	6	8
Other adjustments	—	33
Share of (loss) income of investments accounted for by the equity method	16	138
Other comprehensive income (100% VMO2)	(134)	81
(1) Includes amortization of the customer relationships recorded after the purchase price allocation, amounting to 489 million euros in the first half of 2023 (509 million euros in the first half of 2022).

(2) VMO2 entered into various derivative instruments to manage interest rate exposure and foreign currency exposure. Generally, VMO2 does not apply hedge accounting to their derivative instruments. Accordingly, changes in the fair values of most of their derivatives are recorded in finance results of their consolidated income statement.

(3) Amount related to incentive awards held by certain employees of VMO2 associated with ordinary shares of Liberty Global and Telefónica. Share-based compensation expense is included in Operating expenses in the consolidated income statement of VMO2.

Evaluation of indicators of impairment of the investment as of June 30, 2023
In accordance with IAS 28, as of June 30, 2023, the Group has evaluated whether there is any objective evidence of impairment of its net investment in VMO2, with respect to the impairment test carried out at the end of the 2022 financial year. Taking this framework into account, the relevant aspects of the investment in VMO2 as of June 30, 2023 have been evaluated, based on the company's current internal indicators and external factors.
In the first half of 2023, the main financial indicators of VMO2 have not shown substantial deviations with respect to the forecasts contemplated in the impairment test carried out at the end of 2022. In this same period, the United Kingdom economy evolves with signs of improvement, thanks to the better outlook on energy prices and a more resilient global environment with a more stable local political situation. Inflation continues to fall from its peak and shows a moderating trend for the next few quarters, while real GDP growth is expected to remain low by historical standards.
After the analysis carried out, there are no indications that justify the need to carry out a new impairment test on the investment in VMO2 at the end of June 2023.
Commitments

Millions of euros	2023	2024	2025	2026	2027	2028	Thereafter	Total
Purchase commitments	648	381	171	104	102	88	42	1,536
Programming commitments	369	634	465	456	437	215	—	2,576
Network and connectivity commitments	1,055	227	101	25	21	14	192	1,635
Other commitments	186	268	268	270	126	17	—	1,135
Total commitments VMO2 (100%)	2,258	1,510	1,005	855	686	334	234	6,882

Telefónica, S.A. 35

Condensed Consolidated Interim Financial Statements 2023
Breakdown of balances and transactions of Group companies with VMO2
The breakdown of balances and transactions related to associates and joint ventures recognized with VMO2 in the consolidated statement of financial position and consolidated income statement is as follows:

Millions of euros	06/30/2023	12/31/2022
Receivables and other assets from associates and joint ventures for current operations	71	40
Payables and other liabilities to associates and joint ventures	40	5

Millions of euros	06/30/2023	06/30/2022
Revenue from operations with associates and joint ventures	65	61
Expenses from operations with associates and joint ventures	37	31

Telefónica, S.A. 36

Condensed Consolidated Interim Financial Statements 2023
Breakdown of balances and transactions with associates and joint ventures
The breakdown of items related to associates and joint ventures recognized in the consolidated statements of financial position and consolidated income statements is as follows:

	06/30/2023			12/31/2022
Millions of euros	Associates	Joint ventures	Total	Associates	Joint ventures	Total
Credits and other financial assets from associates and joint ventures	239	2	241	217	11	228
Receivables and other assets from associates and joint ventures (Note 14)	73	98	171	66	85	151
Long-term contractual liabilities to associates and joint ventures	88	60	148	82	51	133
Payables and other liabilities to associates and joint ventures (Note 19)	105	62	167	72	22	94
Short-term contractual liabilities to associates and joint ventures	9	6	15	7	12	19

	January - June 2023			January - June 2022
Millions of euros	Associates	Joint ventures	Total	Associates	Joint ventures	Total
Revenue from operations with associates and joint ventures	153	109	262	86	129	215
Expenses from operations with associates and joint ventures	122	74	196	93	57	150
Financial revenues with associates and joint ventures	8	—	8	5	1	6
Financial expenses with associates and joint ventures	—	3	3	1	—	1
"Credits and other financial assets to associates and joint ventures" at June 30, 2023 includes 98 million euros of loans and 59 million euros of trade receivables granted by Colombia Telecomunicaciones, S.A. ESP BIC to the associate company Álamo Holdco, S.L. and its subsidiary Onnet Fibra Colombia SAS (82 million euros and 59 million euros respectively at December 31, 2022). Additionally, this line includes 81 million euros corresponding to the subordinated debt granted by Telefónica Chile to the associate company Infraco, SpA. generated by the sale of 40% of the fiber optic business (75 million euros as of December 31, 2022).
"Long-term contractual liabilities to associates and joint ventures" at June 30, 2023 includes 88 million euros corresponding to Colombia Telecomunicaciones, S.A. ESP BIC with the associate company Onnet Fibra Colombia, S.A.S. (82 million euros at December 31, 2022).
"Revenue from operations with associates and joint ventures" in 2023 mainly includes 36 million euros corresponding to the transactions of the Group with the associate company HoldCo Infraco SpA. (44 million euros in the first half of 2022) and 48 million euros with the associate company Onnet Fibra Colombia, S.A.S. (37 million euros in the first half of 2022).
"Expenses from operations with associates and joint ventures" in 2023 mainly includes 74 million euros corresponding to the transactions of the Group with the associate company HoldCo Infraco SpA (57 million euros in the first half of 2022) and 26 million euros with the associate company Onnet Fibra Colombia, S.A.S. (17 million euros in the first half of 2022).

Telefónica, S.A. 37

Condensed Consolidated Interim Financial Statements 2023

Note 10. Related parties
Significant shareholders
The significant shareholders of the Company are Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), CaixaBank, S.A. and BlackRock, Inc.
Based on the information provided by CaixaBank, S.A. as at December 31, 2022 for the 2022 Annual Report on Corporate Governance, the shareholding of CaixaBank, S.A. in Telefónica’s share capital were 3.50%.
Based on the information provided by Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) for the 2022 Annual Report on Corporate Governance, as updated per share capital of Telefónica, S.A. as of December 31, 2022, the shareholding of BBVA in Telefónica’s share capital were 4.87%. Likewise, and according to the aforementioned information provided by BBVA, the percentage of economic rights attributed to Telefónica, S.A. shares owned by BBVA amounts to 4.97% of the Company's share capital.
Based on the information notified by BlackRock, Inc to the CNMV on March 31, 2020, as updated per the share capital of Telefónica, S.A. as of December 31, 2022, the shareholding of BlackRock, Inc in Telefónica’s share capital were 4.48%. Based on the Schedule 13G/A filed with the SEC, on October 7, 2022, BlackRock, Inc. beneficially owned 4.96% of Telefónica, S.A. shares and 4.49% of voting rights.
During the first six months of 2023 and 2022 the Group did not carry out any significant transactions with Blackrock, Inc., other than the dividends paid corresponding to its stake.
The following is a summary of significant transactions between the Telefónica Group and BBVA and Caixabank companies, other than the payment of the dividend corresponding to its shareholding. All transactions are carried out at market prices.
Participated companies
On November 20, 2020, Telefónica Digital España, S.L.U. and Compañía Chilena de Inversiones, S.L., an affiliated company of BBVA, entered into an agreement related to the incorporation of a subsidiary in Colombia with the aim of commercializing loans to consumers and SME in such country. On January 5, 2021, this company was incorporated as a 50/50 joint venture between the two companies, under the name Movistar Consumer Finance Colombia, S.A.S (see Note 9).
The Telefónica Group holds a 50% interest in Telefónica Consumer Finance, E.F.C., S.A., a company controlled by CaixaBank (see Note 9).
The Telefónica Group and BBVA each hold a 44.44% interest in the joint venture Adquira España, S.A. (see Note 9).
The Telefónica Group has a 50% interest in Telefónica Factoring España and its subsidiaries in Brazil, Peru, Colombia, Mexico, Chile and Ecuador, accounted for by the equity method (see Note 9), in which BBVA and CaixaBank have minority interests.
On July 21, 2022, Telefónica, S.A. and CaixaBank Payments and Consumer E.F.C., E.P., S.A. incorporated the company Telefónica Renting, S.A. 50% each. This company is controlled by CaixaBank.
The balances as of June 30, 2023 and 2022, and the transactions carried out in the first half of 2023 and 2022 of Telefónica Group companies with the aforementioned associates and joint ventures in which BBVA and CaixaBank hold interests are shown below:

Millions of euros	06/30/2023	12/31/2022
Receivables from associates and joint ventures for current operations	8	7
Payables to associates and joint ventures	38	7

Millions of euros	January - June 2023	January - June 2022
Revenue from operations with associates and joint ventures	8	7
Expenses from operations with associates and joint ventures	3	4
Finance cost from operations with associates and joint ventures	—	1
Derivatives
The net fair value of the outstanding derivatives as of June 30, 2023 contracted with BBVA and CaixaBank amounts to 71 and 38 million euros, respectively (417 and 52 million euros, respectively, as of June 30, 2022).
The nominal value of these derivatives amounted to 4,696 and 164 million euros, respectively (5,870 million euros with BBVA and 264 million euros with CaixaBank

Telefónica, S.A. 38

Condensed Consolidated Interim Financial Statements 2023
in 2022). The volume is so high because derivatives can be applied several times to the same underlying asset for an amount equal to its face value.
At June 30, 2023, collateral guarantees on derivatives from BBVA and CaixaBank have been received, amounting to 150 million euros and 43 million euros, respectively (326 million euros and 42 million euros respectively at June 30, 2022).
Renting operations with CaixaBank
In mid-2021, a Fusion portfolio that included a rental device came into force at Telefónica España. The Group has an agreement with CaixaBank to in turn rent these devices (a model known as "rent to rent"), covered by a framework financing agreement previously formalized between Telefónica and CaixaBank. In the first six months of 2023, the volume of these operations with CaixaBank amounted to 176 million euros (199 million euros in the first half of 2022) which involved 15 million euros in financial expenses (7 million euros in the first half of 2022). As of June 30, 2023, the balance of the account payable to CaixaBank amounted to 610 million euros (379 million euros as of June 30, 2022).
Likewise, the Group carries out other equipment rental operations with CaixaBank (equipment at customers' homes, such as routers or decoders). In the first six months of 2023, the volume of this equipment leasing transactions was 61 million euros (36 million euros in the first half of 2022), with financial expenses amounting to 3 million euros (1 million euros in the first half of 2022). As of June 30, 2023, the debt with CaixaBank for these concepts amounts to 135 million euros (94 million euros as of June 30, 2022).
Other operations
The impact on the consolidated income statement of the Telefónica Group of the rest of the operations with BBVA and CaixaBank in 2023 and 2022 is shown below:

BBVA
Millions of euros	January - June 2023	January - June 2022
Finance costs	11	5
Receipt of services	9	3
Purchase of goods	—	—
Other expenses	2	2
Total costs	22	10
Finance income	20	6
Dividends received (1)	14	10
Services rendered	14	15
Sale of goods	4	4
Other income	6	3
Total revenues	58	38
(1)  At June 30, 2023, Telefónica held a 0,74% stake (0.69% stake at June 30, 2022) in the share capital of Banco Bilbao Vizcaya Argentaria, S.A.

CaixaBank
Millions of euros	January - June 2023	January - June 2022
Finance costs	4	3
Receipt of services	4	6
Purchase of goods	34	26
Other expenses	—	—
Total costs	42	35
Services rendered	41	34
Sale of goods	32	151
Total revenues	73	185
The following table shows the balance sheet positions of these operations as of June 30, 2023 and 2022, as well as the current guarantees and other off-balance sheet positions.

BBVA
Millions of euros	30/06/2023	30/06/2022
Finance arrangements: loans and capital contributions and others (borrower)	430	166
Finance arrangements: loans and capital contributions (lender)	621	115
Factoring operations	2	235
Guarantees	180	166
Other operations	—	1

Telefónica, S.A. 39

Condensed Consolidated Interim Financial Statements 2023
The amounts reported in “Financing arrangements: loans and capital contributions (lender)” correspond mainly to treasury balances of Group companies in BBVA accounts at the end of each period.

CaixaBank
Millions of euros	30/06/2023	30/06/2022
Finance arrangements: loans, capital contributions and others (borrower)	192	155
Factoring operations	19	40
Guarantees	137	163
Acquired commitments	125	136
Other operations	2	—
Directors’ and Senior Executives’ compensation and other information
Pursuant to the disclosure established in Circular 3/2018, of June 28, of the Comisión Nacional del Mercado de Valores (the Spanish National Securities commission, or “CNMV”), on periodic reporting by issuers, the compensation and benefits paid to members of the Company’s Board of Directors in the first six months of 2023 and 2022 are as follows:

Directors	January-June	January-June
Thousands of euros	2023	2022
Remuneration for belonging to the Board of Directors and/or Board Committees	1,692	1,669
Salary	1,762	1,762
Variable Remuneration in cash (1)	2,931	2,931
Remuneration Systems based on shares (2)	—	—
Compensation	—	—
Long-Term Savings Systems	529	529
Other Concepts	358	381
Total	7,272	7,272
(1) The proportional amount of the target variable remuneration for the period January-June 2023 has been recorded. However, the final amount of this variable remuneration for the 2023 financial year will be that resulting from the degree of compliance with the goals established, as approved by the Company's Board of Directors at its February 2024 meeting, following a favourable report from the Nominating, Compensation and Corporate Governance Committee.
(2) It is also noted that in the first half of 2023, the shares accrued as of December 31, 2022, corresponding to the third and last cycle of the Long-Term Incentive Plan (Performance Share Plan - PSP), which began on January 1, 2020 and ended on December 31, 2022, were delivered to the Executive Chairman and Chief Operating Officer, as stated in the Company's 2022 Annual Financial Report.
In addition, the total amounts accrued to Senior Executives of the Company, excluding those that are also members of the Board of Directors, for all items in the first six months of 2023 and 2022 are as follows.

Senior Executives	January- June	January- June
Thousands of euros	2023	2022
Total compensation paid to Senior Executives(3)	5,615	6,311
(3) The "Total compensation paid to Senior Executives" section includes the total amount accrued for all items during the first six months of fiscal years 2023 and 2022, including the economic value equivalent to the shares delivered under the second cycle (shown in the table from January to June 2022) and third and last cycle (shown in the table from January to June 2023) of the Long-Term Incentive Plan (Performance Share Plan - PSP) approved by the General Shareholders' Meeting in 2018.

Telefónica, S.A. 40

Condensed Consolidated Interim Financial Statements 2023

Note 11. Changes in equity and shareholder remuneration
Share Capital
The Board of Directors of Telefónica, S.A. at its meeting held on March 31, 2023, resolved to carry out the implementation of the share capital reduction through the cancellation of own shares approved by the Annual General Shareholders’ Meeting held on March 31, 2023.
The share capital of Telefónica, S.A. was reduced in the amount of 24,779,409 euros, through the cancellation of 24,779,409 own shares of the Company held as treasury stock, with a nominal value of one euro each. The share capital of the Company resulting from the reduction was set at 5,750,458,145 euros corresponding to 5,750,458,145 shares with a nominal value of one euro each. Related to the capital reduction the share premium was reduced in 73 million euros.
The reduction does not entail the return of contributions to the shareholders since the Company is the owner of the cancelled shares. The reduction was carried out with a charge to unrestricted reserves, through the provision of a reserve for cancelled share capital in an amount equal to the nominal value of the cancelled shares (i.e. for an amount of 24,779,409 euros), which may only be used in compliance with the same requirements as those established for the reduction of share capital, by application of the provisions of section 335. c) of the Spanish Companies Act. Accordingly, as laid down in such section, the creditors of the Company will not have the right to oppose the reduction mentioned in section 334 of the Spanish Companies Act in connection with the share capital reduction.
On April 17, 2023, the deed relating to the share capital reduction was registered in the Commercial Registry of Madrid.
Dividends
Approval was given at the General Shareholders’ Meeting of March 31, 2023 to pay a dividend in cash charge to unrestricted reserves amounting to 0.30 euros payable in two tranches. The first tranche of 0.15 euros per share was paid on June 15, 2023, for a total amount of 851 million euros, and the second tranche amounting to approximately 0.15 euros per share is envisaged will take place in December 14, 2023.
Approval was given at the General Shareholders’ Meeting of April 8, 2022 to pay a dividend in two tranches. The first tranche through a scrip dividend amounting to approximately 0,15 euros per share took place on June 2022 and consist on the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfil said allotments, following a specific calculation mechanism which might result in variations of the amount. The second tranche amounting to approximately 0.15 euros per share took place in December 2022, after the adoption of the corresponding corporate resolutions.
At its meeting held on May 25, 2022, the Executive Commission of Telefónica, S.A. Board of Directors agreed to carry out the execution of the increase in paid-up capital, related to the shareholders compensation by means of a scrip dividend. Thus, each shareholder received one free allotment right for each Telefónica share held. Such free allotment rights were traded on the Continuous Market in Spain during a period of 15 calendar days. Once this trading period ended, the shareholders of 25.54% of the free-of-charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. The payment to these shareholders was made on June 16, 2022. The gross impact of this dividend amounts to 213 million euros.
On the other hand, the shareholders of 74.46% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. So the final number of shares issued on June 24, 2022 in the capital increase was 135,464,591 shares with a nominal value of 1 euro each.
The payment of the second tranche took place on December 15, 2022 and had an impact in equity amounting to 854 million euros.

Telefónica, S.A. 41

Condensed Consolidated Interim Financial Statements 2023
Other equity instruments
The characteristics of the undated deeply subordinated securities, the detail of the tender offer and the amounts repurchased in the operation and the amounts amortized in advance, are the following (millions of euros):

Issue date	Annual Fix	Variable	Exercisa-ble from issuer	12/31/2022	Tender Offer	Amount repurchased	Amortization	06/30/2023
02/02/2023	6.135%	from 05/03/2030 rate SWAP + spread incremental	2030	—				1,000
11/23/2022	7.125%	from 11/23/2028 rate SWAP + spread incremental	2028	750				750
11/24/2021	2.880%	from 05/24/2028 rate SWAP + spread incremental	2028	750				750
02/12/2021	2.376%	from 05/12/2029 rate SWAP + spread incremental	2029	1,000				1,000
02/05/2020	2.502%	from 05/05/2027 rate SWAP + spread incremental	2027	500				500
09/24/2019	2.875%	from 09/24/2027 rate SWAP + spread incremental	2027	500				500
03/14/2019	4.375%	from 03/14/2025 rate SWAP + spread incremental	2025	1,300				1,300
03/22/2018	3%	from 12/04/2023 rate SWAP + spread incremental	2023	750	750	(388)		362
	3.875%	from 09/22/2026 rate SWAP + spread incremental	2026	1,000				1,000
03/31/2014	5.875%	from 03/31/2024 rate SWAP + spread incremental	2024	1,000	1,000	(612)		388
				7,550				7,550
In January 2023, Telefónica Europe, B.V. carried out several transactions on its hybrid capital: (a) a new issue amounting to 1,000 million euros, guaranteed by Telefónica, S.A.; (b) a tender offer on two hybrid instruments, denominated in euros, with first call dates in September 2023 and March 2024. The issuer accepted the purchase in cash of the tendered securities in a principal amount of 1,000 million euros.
In the first half of 2023, the payment of the coupons related to the undated deeply subordinated securities issued in previous years, impacted by the tender offer, amounted to an aggregate amount, net of tax effect, of 140 million euros, with a balancing entry on “Retained earnings” in the consolidated statements of changes in equity (132 million euros in the first half of 2022).

Telefónica, S.A. 42

Condensed Consolidated Interim Financial Statements 2023
Translation differences
The breakdown of the accumulated contribution of translation differences attributable to equity holders of the parent at the end of the indicated period is as follows:

Millions of euros	06/30/2023	12/31/2022
Brazilian real	(13,319)	(14,031)
Bolivar fuerte	(3,714)	(3,734)
Sterling pound	46	(322)
Argentine peso	(1,332)	(1,364)
Other currencies	(1,079)	(1,272)
Total Group	(19,398)	(20,723)
Treasury shares
The following transactions involving treasury shares were carried out in the six months ended June 30, 2023 and 2022:

Number of shares
Treasury shares at 12/31/2022	85,217,621
Acquisitions	26,988,561
Employee share option plan	(6,566,734)
Capital amortization	(24,779,409)
Sales	(563,448)
Treasury shares at 06/30/2023	80,296,591

Number of shares
Treasury shares at 12/31/2021	139,329,370
Acquisitions	27,559,890
Scrip dividend	563,415
Employee share option plan	(2,986,528)
Capital amortization	(139,275,057)
Sales	(411,681)
Treasury shares at 06/30/2022	24,779,409
There were treasury shares purchases in the first half of 2023 amounting to 101 million euros (121 million euros in the first half of 2022).
Treasury shares in portfolio at June 30, 2023 are directly held by Telefónica, S.A. and represent 1,396% of its share capital.
The Company also has different derivative instruments, to be settled by offset, on a nominal value equivalent to 193 million of Telefónica shares recorded in the statement of financial position at June 30, 2023 in accordance with their maturity date and fair value (193 million shares at June 30, 2022).

Telefónica, S.A. 43

Condensed Consolidated Interim Financial Statements 2023
Equity attributable to non-controlling interests
“Equity attributable to non-controlling interests” represents the share of non-controlling interests in the equity and income or loss for the year of fully consolidated Group companies. The movements in the six months ended June 30, 2023 and 2022 are as follows:

Millions of euros	Balance at 12/31/2022	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/ (loss) for the year	Change in translation differences	Other movements	Balance at 06/30/2023
Telefônica Brasil, S.A.	3,399	—	(51)	(71)	89	242	2	3,610
Telefónica Deutschland Holding, A.G.	2,237	—	(14)	(157)	22	—	(1)	2,087
Colombia Telecomunicaciones, S.A., ESP	344	—	—	—	(15)	44	(15)	358
Telxius Telecom, S.A.	599	—	(585)	—	16	(17)	9	22
Other	41	—	3	(1)	12	1	—	56
Total	6,620	—	(647)	(229)	124	270	(5)	6,133

Millions of euros	Balance at 12/31/2021	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/ (loss) for the year	Change in translation differences	Other movements	Balance at 06/30/2022
Telefônica Brasil, S.A.	3,106	—	(28)	(148)	69	494	—	3,493
Telefónica Deutschland Holding, A.G.	2,353	—	(7)	(161)	19	—	50	2,254
Colombia Telecomunicaciones, S.A., ESP	409	—	—	—	3	22	(2)	432
Telxius Telecom, S.A.	546	—	—	—	24	21	(14)	577
Other	63	—	(43)	—	1	1	(2)	20
Total	6,477	—	(78)	(309)	116	538	32	6,776
Acquisition of KKR's percentage stake in Telxius
In January 2023, once the corresponding regulatory and competition approvals were obtained, Pontel Participaciones, S.L. ("Pontel"), Telefónica’s subsidiary held 83.35% by Telefónica and 16.65% by Pontegadea Inversiones, S.L., ("Pontegadea") acquired 40% of the share capital of Telxius Telecom, S.A. from Taurus Bidco S.à r.l. (a company managed by KKR). As a result of the transaction, Pontel, which held the remaining 60% of Telxius Telecom, S.A.'s share capital, became the sole shareholder of Telxius Telecom, S.A. Likewise, Pontegadea increased its holding in Pontel to 30% and Telefónica has a 70% stake.
Within the framework of this transaction and on the same date, Pontel carried out a capital increase fully subscribed and paid up by its shareholders in the proportion agreed between them, in such a way that both Telefónica and Pontegadea paid out 111 million euros.
Additionally, in January 2023 Telxius recovered the credit amounting 876 million euros corresponding to the income tax for the 2021 fiscal year (see Note 24). The amount was distributed to its shareholders, with KKR receiving 351 million euros for 40% and Pontegadea receiving 88 million euros for 9.99%.
Subsequently, with effect from 24 March 2023, Telxius Telecom, S.A. absorbed Pontel Participaciones, S.L.
The impact of these transactions on the consolidated statement of changes in equity in the first half of 2023 was a reduction in equity attributable to the parent company for an amount of 46 million euros and a reduction in equity attributable to minority interests for an amount of 585 million euros.

Telefónica, S.A. 44

Condensed Consolidated Interim Financial Statements 2023

Note 12. Financial assets and other non-current assets
The breakdown of financial assets and other non-current assets of the Telefónica Group at June 30, 2023 and December 31, 2022 is as follows:

Millions of euros	06/30/2023	12/31/2022
Non-current financial assets (Note 15)	6,128	6,219
Investments	571	497
Credits and other financial assets	1,069	981
Deposits and guarantees	1,052	1,163
Trade receivables	1,039	1,019
Receivables for subleases	17	19
Impairment of trade receivables	(127)	(128)
Derivative instruments (Note 17)	2,507	2,668
Other non-current assets	2,026	1,882
Contractual assets	332	359
Deferred expenses	955	854
Long-term receivables for taxes	358	345
Prepayments	381	324
Total	8,154	8,101

Telefónica, S.A. 45

Condensed Consolidated Interim Financial Statements 2023

Note 13. Inventories
The detail of inventories of the Telefónica Group at June 30, 2023 and December 31, 2022 is as follows:

Millions of euros	06/30/2023	12/31/2022
Audiovisual rights, handsets and other inventories	1,547	1,581
Inventories impairment provision	(37)	(35)
Inventories	1,510	1,546

Telefónica, S.A. 46

Condensed Consolidated Interim Financial Statements 2023

Note 14. Receivables and other current assets
The detail of receivables and other current assets of the Telefonica Group at June 30, 2023, December 31, 2022 and the opening balance as of January 1, 2023 after the impacts of first application of IFRS 17 (see Note 3) is as follows:

Millions of euros	06/30/2023	12/31/2022	First application of IFRS 17 impact	01/01/2023
Receivables (Note 15)	7,065	7,340	(132)	7,208
Trade receivables	9,694	9,680	(75)	9,605
Impairment of trade receivables	(3,107)	(2,891)	—	(2,891)
Receivables from associates and joint ventures (Note 9)	117	151	—	151
Other receivables	361	400	(57)	343
Other current assets	2,613	1,794	132	1,926
Contractual assets	197	195	—	195
Capitalized costs	1,006	885	—	885
Prepayments	1,188	714	—	714
Short-term insurance and reinsurance contracts assets	168	—	132	132
Short-term insurance and reinsurance contracts assets from associates and joint ventures (Note 9)	54	—	—	—
Total	9,678	9,134	—	9,134
In the first half of 2023 the impact of impairment of trade receivables in the consolidated income statement (see Note 23) amounted to 378 million euros (355 million euros in the first half of 2022).

Telefónica, S.A. 47

Condensed Consolidated Interim Financial Statements 2023

Note 15. Breakdown of financial assets by category
The breakdown of financial assets of the Telefónica Group at June 30, 2023 and December 31, 2022 is as follows:

June 30, 2023
Millions of euros	Fair value through profit or loss		Fair value through Other Comprehensive Income		Hedges	Measurement hierarchy			Amortized cost	Total carrying amount	Total fair value
	Held for trading	Fair value option	Debt instruments	Equity instruments		Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)
Non-current financial assets (Note 12)	311	—	338	525	2,267	568	2,860	13	2,687	6,128	6,128
Investments	46	—	—	525	—	472	99	—	—	571	571
Credits and other financial assets	25	—	84	—	—	96	—	13	960	1,069	1,069
Deposits and guarantees	—	—	—	—	—	—	—	—	1,052	1,052	1,052
Derivative instruments (Note 17)	240	—	—	—	2,267	—	2,507	—	—	2,507	2,507
Trade receivables	—	—	254	—	—	—	254	—	785	1,039	912
Trade receivables for subleases	—	—	—	—	—	—	—	—	17	17	17
Impairment of trade receivables	—	—	—	—	—	—	—	—	(127)	(127)	—
Current financial assets	247	—	829	—	319	267	1,128	—	14,214	15,609	15,609
Trade receivables (Note 14)	—	—	749	—	—	—	749	—	9,423	10,172	7,065
Impairment of trade receivables (Note 14)	—	—	—	—	—	—	—	—	(3,107)	(3,107)	—
Other current financial assets	247	—	80	—	319	267	379	—	608	1,254	1,254
Cash and cash equivalents	—	—	—	—	—	—	—	—	7,290	7,290	7,290
Total financial assets	558	—	1,167	525	2,586	835	3,988	13	16,901	21,737	21,737

Telefónica, S.A. 48

Condensed Consolidated Interim Financial Statements 2023

At June 30, 2023, there were non-current deposits related to the collateral guarantees (CSA) on derivatives signed by Telefónica, S.A. and its counterparties for the credit risk management of derivatives amounting to 238 million euros in the long term (365 million euros in the long term and 232 million euros in the short term at December 31, 2022) not having cross currency swap as of June 30, 2023 (42 million euros at December 31, 2022).
In addition, 79,778 bonds issued by Telefónica Emisiones, S.A.U. are deposited in a securities account of Telefónica S.A. linked to these collateral contracts as guarantee for a nominal amount of 73 million euros (79,034 bonds for a nominal amount of 78 million euros at December 31, 2022).
The calculation of the fair values of the Telefónica Group's debt instruments required an estimate, for each currency and counterparty, of a credit spread curve using the prices of the Group's bonds and credit derivatives.

December 31, 2022
Millions of euros	Fair value through profit or loss		Fair value through Other Comprehensive Income		Hedges	Measurement hierarchy			Amortized cost	Total carrying amount	Total fair value
	Held for trading	Fair value option	Debt instruments	Equity instruments		Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)
Non-current financial assets (Note 12)	323	—	350	465	2,404	464	3,067	11	2,677	6,219	6,219
Investments	32	—	—	465	—	390	107	—	—	497	497
Credits and other financial assets	27	—	58	—	—	74	—	11	896	981	981
Deposits and guarantees	—	—	—	—	—	—	—	—	1,163	1,163	1,163
Derivative instruments (Note 17)	264	—	—	—	2,404	—	2,668	—	—	2,668	2,668
Trade receivables	—	—	292	—	—	—	292	—	727	1,019	891
Trade receivables for subleases	—	—	—	—	—	—	—	—	19	19	19
Impairment of trade receivables	—	—	—	—	—	—	—	—	(128)	(128)	—
Current financial assets	405	—	833	—	466	181	1,513	10	15,325	17,029	17,029
Trade receivables (Note 14)	—	—	792	—	—	—	792	—	9,439	10,231	7,340
Impairment of trade receivables (Note 14)	—	—	—	—	—	—	—	—	(2,891)	(2,891)	—
Other current financial assets	405	—	41	—	466	181	721	10	1,532	2,444	2,444
Cash and cash equivalents	—	—	—	—	—	—	—	—	7,245	7,245	7,245
Total financial assets	728	—	1,183	465	2,870	645	4,580	21	18,002	23,248	23,248

Telefónica, S.A. 49

Condensed Consolidated Interim Financial Statements 2023

Note 16. Financial liabilities
The composition of issues, loans and other payables, and derivative instruments, by category at June 30, 2023 and December 31, 2022 is as follows:

June 30, 2023
	Fair value through profit or loss			Measurement hierarchy (1)
Millions of euros	Held for trading	Fair value option	Hedges	Level 1	Level 2	Level 3	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	30,939	30,939	28,882
Loans and other payables	—	—	—	—	—	—	4,834	4,834	4,826
Derivative instruments (Note 17)	794	—	1,683	—	2,477	—	—	2,477	2,477
Total	794	—	1,683	—	2,477	—	35,773	38,250	36,185

December 31, 2022
	Fair value through profit or loss			Measurement hierarchy (1)
Millions of euros	Held for trading	Fair value option	Hedges	Level 1	Level 2	Level 3	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	32,167	32,167	29,314
Loans and other payables	—	—	—	—	—	—	4,544	4,544	4,514
Derivative instruments (Note 17)	973	—	1,395	—	2,368	—	—	2,368	2,368
Total	973	—	1,395	—	2,368	—	36,711	39,079	36,196
(1) Level 1; Quoted prices; Level 2: Other directly observable market inputs; Level 3: inputs not based on observable market data.
Part of the amount owed by the Telefónica Group includes adjustments to amortized cost at June 30, 2023 and December 31, 2022 as a result of fair value interest rate and exchange rate hedges.
The valuation techniques and the variables used for the fair value measurement of financial instruments are the same as those used for the elaboration of the annual consolidated financial statements for 2022.
Net financial debt as of June 30, 2023 includes a positive value of the derivatives portfolio (see Note 17) for a net amount of 401 million euros (1,012 million euros at December 31, 2022). In this amount, a positive value of 385 million euros is due to hedges (cross currency swaps) to transfer financial debt issued in foreign currency to local currency (a positive value of 638 million euros at December 31, 2022).
The heading “Financed operating payments and investments in property, plant and equipment and intangible assets payments”, in the “Net cash used in financing activities” flow of the consolidated statement of cash flow (see Note 25) amounted to 84 million euros corresponding in its totality to financed spectrum licenses (490 million euros in the first half of 2022 of which 457 million euros corresponded to financed spectrum licenses and 33 million euros of payments to suppliers or with factoring companies with extended terms).
As of June 30, 2023, the Telefónica Group presented undrawn committed credit facilities arranged with banks for an amount of 11,684 million euros (of which 11,159 million euros maturing in more than twelve months).

Telefónica, S.A. 50

Condensed Consolidated Interim Financial Statements 2023

The description of the main issues or redemptions in the first half of 2023 is as follows (in millions):

Issuer	ISIN Code	Issue / Redemption	Type of security	Transaction date	Nominal amount (million)	Issue currency	Equivalent (millions euros)	Interest rate	Listing Market
Telefónica Emisiones, S.A.U.	XS0874864860	Redemption	Bond	01/23/2023	(1,277)	EUR	(1,277)	3.987%	Dublin
Telefónica, S.A.	various	Issue	Promissory Note	various	29	EUR	29	3.256%	n/a
Telefónica, S.A.	various	Redemption	Promissory Note	various	(19)	EUR	(19)	2.741%	n/a
Telefónica Europe, B.V.	various	Issue	Commercial Paper	various	1,772	EUR	1,772	3.253%	n/a
Telefónica Europe, B.V.	various	Redemption	Commercial Paper	various	(1,473)	EUR	(1,473)	2.482%	n/a
Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U. and Telefónica Europe, B.V.
Interest-bearing debt arranged in the first half of 2023 includes mainly the following:

Description	Limit 06/30/2023 (million euros)	Currency	Outstanding balance 06/30/2023 (million euros)	Arrangement date	Maturity date	Drawndown January-June 2023 (million euros)	Repayment January-June 2023 (million euros)
Telefónica, S.A.
Sustainable syndicated (1)	5,500	EUR	—	03/15/18	01/13/28	—	—
Bilateral loan	150	EUR	—	02/14/23	09/30/23	—
Bilateral loan	—	EUR	—	12/23/22	06/15/33	125	—
Telxius Telecom, S.A.
Syndicated	300	EUR	278	12/01/17	12/01/24	100	—

(1) On January 13, 2023 the first annual extension of the sustainability-linked syndicated loan facility of Telefónica, S.A. for EUR 5,500 million was exercised. The new expiration date is January 13, 2028.
Benchmark interest rate reform
In 2022, the transition was made to the new reference indices affected as of December 31, 2022 (GBP Libor and CHF Libor) and in June 2023 the one related to USD Libor. Due to the need to incorporate substitute indices (known as fallbacks) of the reference rates used in the contracts, in 2021 Telefonica decided not to adhere to the ISDA Protocol and has since negotiated bilateral contracts with each affected counterparty. Thanks to the decisions agreed in 2021 to manage the changes in Libor, there have been no impacts from these changes, no contractual modifications of derivative instruments or impact on hedging relationships directly affected by the reform. Thus, as of June 2023, all Libor indices have been replaced by Libor Fallbacks for the entire portfolio outstanding on that date.

Telefónica, S.A. 51

Condensed Consolidated Interim Financial Statements 2023

Note 17. Derivative financial instruments
The net position of the derivatives arranged of the Telefónica Group at June 30, 2023 and December 31, 2022 is as follows:

Millions of euros	06/30/2023	12/31/2022
Non-current asset derivatives (Note 12)	2,507	2,668
Current asset derivatives	371	712
Non-current liability derivatives (Note 16)	(2,067)	(2,024)
Current liability derivatives (Note 16)	(410)	(344)
Net asset position	401	1,012
The variation in the first half of 2023 represents a decrease of 611 million euros in net assets due to the evolution of the exchange rate, mainly due to the depreciation of the dollar and the appreciation of the Brazilian real, and the rise in interest rates of the dollar and euro. Both changes in exchange rates and changes in interest rates on fair value hedges are mostly offset by a similar and opposite impact on hedge accounting of the issuances and loans in dollar and euro currency of the Telefónica Group.

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Note 18. Payables and other non-current liabilities
The breakdown of "Payables and other non-current liabilities" of the Telefónica Group at June 30, 2023 and December 31, 2022 is as follows:

Millions of euros	06/30/2023	12/31/2022
Payables	1,953	1,914
Trade payables	513	463
Debt for spectrum acquisition	1,273	1,293
Other payables	167	158
Other non-current liabilities	1,829	1,632
Contractual liabilities	883	891
Deferred revenue	185	199
Tax payables	761	542
Total	3,782	3,546
"Debt for spectrum acquisition" as of June 30, 2023 and December 31, 2022, is detailed below:

Millions of euros	06/30/2023	12/31/2022
Telefónica Spain	75	74
Telefónica Colombia	95	85
Telefónica Brazil	212	243
Telefónica Germany	873	891
Telefónica Uruguay	18	—
Total	1,273	1,293

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Note 19. Payables and other current liabilities
The breakdown of "Payables and other current liabilities" of the Telefónica Group at June 30, 2023, December 31, 2022 and the opening balance as of January 1, 2023 after the impacts of first application of IFRS 17 (see Note 3) is as follows:

Millions of euros	06/30/2023	12/31/2022	First application of IFRS 17 impact	01/01/2023
Payables	12,602	12,018	(197)	11,821
Trade payables	7,617	7,545	(197)	7,348
Payables to suppliers of property, plant and equipment	2,401	2,841	—	2,841
Debt for spectrum acquisition	252	248	—	248
Other payables	1,139	1,088	—	1,088
Dividends pending payment	1,058	203	—	203
Payables to associates and joint ventures (Note 9)	135	93	—	93
Other current liabilities	1,791	1,491	198	1,689
Contractual liabilities	1,028	1,038	—	1,038
Deferred revenue	98	102	—	102
Advances received	394	350	—	350
Short-term insurance and reinsurance contracts liabilities	239	—	198	198
Short-term insurance and reinsurance contracts liabilities and other liabilities to associates and joint ventures (Note 9)	32	1	—	1
Total	14,393	13,509	1	13,510
"Debt for spectrum acquisition" as of June 30, 2023 and December 31, 2022, is detailed below:

Millions of euros	06/30/2023	12/31/2022
Telefónica Germany	108	107
Telefónica Colombia	11	17
Telefónica Brazil	123	117
Telefónica Spain	7	7
Telefónica Uruguay	3	—
Total	252	248

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Condensed Consolidated Interim Financial Statements 2023

Note 20. Provisions
The detail of provisions at June 30, 2023 and December 31, 2022 is as follows:

	06/30/2023			12/31/2022
Millions of euros	Current	Non-current	Total	Current	Non-current	Total
Employee benefits	823	3,827	4,650	885	4,093	4,978
Termination plans	79	232	311	135	241	376
Post-employment defined benefit plans	10	360	370	9	329	338
Other benefits	734	3,235	3,969	741	3,523	4,264
Desmantling of assets	19	508	527	26	502	528
Other provisions	566	2,072	2,638	720	1,910	2,630
Total	1,408	6,407	7,815	1,631	6,505	8,136

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Note 21. Leases
The movement of rights of use in the first half of 2023 and 2022 is as follows:

Millions of euros	Rights of use
Balance at 12/31/2022	8,279
Additions	949
Amortization	(1,051)
Disposals	(44)
Translation differences and hyperinflation	185
Transfers and others	(3)
Balance at 06/30/2023	8,315

Millions of euros	Rights of use
Balance at 12/31/2021	7,579
Additions	1,126
Amortization	(1,003)
Disposals	(27)
Business acquisitions	135
Translation differences and hyperinflation	359
Transfers and others	3
Balance at 06/30/2022	8,172
"Additions" of rights of use by segment are detailed in Note 4.
"Business acquisitions" in the first half of 2022 corresponded mainly to the acquisition of Oi (see Note 2).
The detail by nature of the rights of use at June 30, 2023 and December 31, 2022 is as follows:

Millions of euros	06/30/2023	12/31/2022
Rights of use on land and natural properties	863	885
Rights of use on buildings	4,079	4,130
Rights of use on plant and machinery	3,120	3,037
Other rights of use	251	227
Advance payments for rights of use	2	—
Total	8,315	8,279
The movement of lease liabilities in the first half of 2023 and 2022 is as follows:

Millions of euros	Lease liabilities
Balance at 12/31/2022	8,677
Additions	915
Principal and interests payments	(1,277)
Principal payments (Note 25)	(1,076)
Interest payments (Note 25)	(201)
Disposals	(45)
Accrued interests	198
Translation differences	190
Transfers and others	29
Balance at 06/30/2023	8,687

Millions of euros	Lease liabilities
Balance at 12/31/2021	8,070
Additions	1,146
Principal and interests payments	(1,176)
Principal payments (Note 25)	(1,011)
Interest payments (Note 25)	(165)
Disposals	(27)
Business acquisitions	148
Accrued interests	183
Translation differences	378
Transfers and others	(4)
Balance at 06/30/2022	8,718

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Note 22. Average number of Group employees
The average number of Group employees in the first six months of 2023 and 2022 is as follows:

Average number of employees	January - June 2023	January - June 2022
Males	63,891	62,857
Females	40,077	39,105
Total	103,968	101,962
As of March 2022, the staff of Telefónica UK & Ireland, Ltd. joined, and as of June 2022 the staff of Grupo BE-Terna.

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Note 23. Other income and Other expenses
Other income
The breakdown of “Other income” is as follows:

Millions of euros	January - June 2023	January - June 2022
Own work capitalized	378	368
Gain on disposal of businesses	23	205
Gain on disposal of property, plant and equipment	110	300
Government grants	11	6
Other operating income	142	190
Total	664	1,069
"Gain on disposal of businesses" in the first half of 2022 mainly included the gain from the sale of certain fiber assets owned by Telefónica Colombia, amounting to 183 million euros. (see Note 9).
"Gain on disposal of property, plant and equipment" includes gains on sale and leaseback transactions amounting to 41 million euros in the first half of 2023 (220 million euros in the first half of 2022).
Other expenses
The breakdown of “Other expenses” is as follows:

Millions of euros	January - June 2023	January - June 2022
Leases included in "Other expenses" (1)	41	50
External services	4,188	4,321
Taxes other than income tax	371	460
Impairment of trade receivables (Note 14)	378	355
Losses on disposal of fixed assets and changes in provisions for fixed assets	17	21
Other operating expenses	95	94
Total	5,090	5,301
(1) Since the entry into force of IFRS 16, only short term leases and leases of low-value or intangible assets are included.

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Note 24. Income tax matters
The deviation in the first six months of 2023 and 2022 with respect to the income tax expense that would result from applying the statutory tax rates prevailing in each country where the Telefónica Group operates is due to the existence of tax incentives and non-deductible expenses in accordance with the rulings of the various tax authorities, and the recognition of the tax effects identified in the Group's regular evaluation of the recoverability of deferred tax assets. The realization of deferred tax assets and liabilities is conditioned, in most of the cases, by the future development of the activities carried out by its companies, the fiscal regulation in the different countries where they operate and strategic decisions to which can be subjected.
Deferred tax assets
Deferred tax assets in the accompanying consolidated statements of financial position include the tax loss carryforwards, unused tax credits recognized and deductible temporary differences recognized at the end of the reporting period.

Millions of euros	06/30/2023	12/31/2022
Tax credits for loss carryforwards	2,066	2,011
Unused tax deductions	579	565
Deferred tax assets for temporary differences	2,305	2,308
Total deferred tax assets	4,950	4,884
Tax payables and receivables
Current tax payables and receivables at June 30, 2023 and December 31, 2022 are as follows:

Millions of euros	06/30/2023	12/31/2022
Current income taxes payable	816	957
Indirect taxes payable	403	390
Other current income taxes payable	541	573
Total	1,760	1,920

Millions of euros	06/30/2023	12/31/2022
Current income taxes receivable	738	1,549
Indirect taxes receivable	514	569
Other current income taxes receivable	112	95
Total	1,364	2,213
The heading "Current income taxes receivable" as of December 31, 2022 included a receivable from Telxius Telecom amounting to 876 million euros corresponding to the income tax for the 2021 fiscal year, which was mainly generated by the second advance corporation tax paid for 2021 ("minimum instalment payment regime", regulated by RDL 2/2016 of 30 September, which is calculated on the positive result of the consolidated profit and loss account of its tax group whose parent company is Telxius Telecom). The profit obtained on the sale of its tower division subsidiaries, despite being tax exempt (at 95%) from corporate income tax, was nevertheless included in the basis for calculating the instalment payment. This credit was included into consideration for the annual corporate income tax return for 2021, which was filed in July 2022. The effective recovery of this credit took place in January 2023 (see Note 25).
"Tax receivables for indirect taxes" at June 30, 2023 included 142 million reais, equivalent to 27 million euros at closing exchange rate, corresponding to the outstanding credit for the refund of PIS/COFINS payments (787 million reais, at December 31, 2022, 141 million euros at the closing rate of exchange).

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Inspections of the tax group in Spain
In July 2023, new tax audits began on several companies belonging to the 24/90 Tax Group, of which Telefónica, S.A. is the parent company. The items and periods being audited are Corporate Income Tax for the years 2018 to 2021 and Value Added Tax for the period from May to December 2019 and the years 2020 to 2021.
As a result of the ongoing tax audit process and the years still to be audited, it is not expected that there will be a need to recognise additional liabilities in the consolidated financial statements.
Tax litigation in Telefónica del Perú
In relation to tax claims in Peru, the most relevant matters relate to corporate income tax (including payments on account) for the years 1998, 2000 and 2001 of Telefónica del Perú explained in the 2022 consolidated financial statements.
With regard to these claims, following the unfavourable rulings handed down by the Supreme Court in January 2023, the Administration issued payment mandate resolutions on 16 June (for 1998) and 19 and 21 June for 2000 and 2001. These resolutions have been challenged in due time by the company and are pending resolution.
The total provision for tax litigation in Peru, following the payments made to date, as well as the use of credit balance, have led to the adjustment of the provision at 30 June 2023, which amounts to 3,065 million Peruvian soles, equivalent to 778 million euros at the exchange rate as of June 30, 2023 (3.849 million Peruvian soles as of December 31, 2022 equivalent to 945 million euros).

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Note 25. Cash flow detail
Net cash flow provided by operating activities
The detail of net cash flow provided by operating activities is the following:

Millions of euros	January - June 2023	January - June 2022
Cash received from operations	23,790	23,208
Cash paid from operations	(17,723)	(17,463)
Cash paid to suppliers	(14,880)	(14,794)
Cash paid to employees	(2,416)	(2,226)
Payments related to cancellation of commitments related to employee benefits	(427)	(443)
Net payments of interest and other financial expenses net of dividends received	(512)	(738)
Net interest and other financial expenses paid	(951)	(907)
Dividends received	439	169
Taxes proceeds/ (payments)	(266)	(268)
Net cash flow provided by operating activities	5,289	4,739
In the first half of 2023, dividends amounting to 325 million pounds sterling were received from VMO2 equivalent to 373 million euros (125 million pounds sterling equivalent to 146 million euros in the first half of 2022, see Note 9).
Net cash flow used in investing activities
The following is a detail of the items comprising the net cash flow used in investing activities.

Millions of euros	January - June 2023	January - June 2022
Proceeds from the sale in property, plant and equipment and intangible assets	111	368
Payments on investments in property, plant and equipment and intangible assets	(3,153)	(3,000)
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets, net	(3,042)	(2,632)
Payments for non-financed spectrum in the first half of 2023 totaled 26 million euros (10 million euros in the first half of 2022).

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Millions of euros	January - June 2023	January - June 2022
Tax associated with the sale of the tower division of Telxius (Note 24)	876	—
Payments associated with the Incorporation of VMO2	—	(48)
Sale of telecommunications towers divisions of Telxius	90	2
Sale of fiber assets in Colombia	—	149
Tax associated with the sale of InfraCo, SpA	—	(123)
Sale of T.M. El Salvador	—	118
Others	3	37
Proceeds on disposals of companies, net of cash and cash equivalents disposed	969	135
OI mobile assets acquisition (Note 2)	(3)	(975)
Incremental acquisition	—	(156)
BE-Terna acquisition	—	(325)
Others	(53)	(55)
Payments on investments in companies, net of cash and cash equivalents acquired	(56)	(1,511)

Millions of euros	January - June 2023	January - June 2022
Collateral guarantees on derivatives	858	1,449
Legal deposits	20	1
Others	19	63
Proceeds on financial investments not included under cash equivalents	897	1,513
Collateral guarantees on derivatives	(423)	(454)
Others	(81)	(317)
Payments on financial investments not included under cash equivalents	(504)	(771)

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Net cash flow used in financing activities
The following is a detail of the items comprising the net cash flow used in financing activities.

Millions of euros	January - June 2023	January - June 2022
Dividends paid to the shareholders of Telefónica, S.A. (*)	(852)	(218)
Payments to non-controlling interests of Telefônica Brasil, S.A.	(84)	(10)
Payments to non-controlling interests of Telefónica Deutschland Holding, A.G.	(157)	(160)
Payments to non-controlling interests of Telxius Telecom, S.A.	(48)	—
Dividends paid (Note 11)	(1,141)	(388)
Share capital increase Pontel Participaciones, S.L.	111	—
Share capital increase Telefónica Centroamérica Inversiones, S.L.	2	—
Proceeds from share capital increase with minority interests	113	—
Acquisition of 40% Telxius Telecom, S.A. from KKR (see Note 11)	(224)	—
Payment to KKR related to 2021 Income Tax of Telxius (Note 11)	(351)	—
Payment to Pontegadea related to 2021 Income Tax of Telxius (Note 11)	(88)	—
Transactions with Telefónica, S.A.'s own shares. (see Note 11)	(101)	(119)
Telefónica Centroamérica Inversiones, S.L. share premium (ECPN.) refund related to the sale of T. Guatemala, T. Nicaragua and T. Panama	—	(44)
Others	(36)	(63)
(Payments)/proceeds of treasury shares and other operations with shareholders and with minority interests	(800)	(226)
Issuance of undated deeply subordinated securities (Note 11)	1,000	—
Acquisition of undated deeply subordinated securities (Note 11)	(1,000)	—
Payment of the coupon related to the issuances of undated deeply subordinated securities issued (see Note 11)	(195)	(175)
Operations with other equity holders	(195)	(175)
(*) This amount differs from that indicated in Note 11 because of withholding taxes deducted in the payment to certain major shareholders in accordance with current legislation.

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Millions of euros	January - June 2023	January - June 2022
Issued under the EMTN program of Telefónica Emisiones, S.A.U.	—	1,100
Proceeds on issue of debentures and bonds, and other debts	—	1,100
Disposal bilateral loans of Telefónica, S.A. (Note 16)	125	—
Disposal bilateral loans of Telefónica Brasil (*)	—	204
Disposal bilateral loans and other loans of Telxius Telecom, S.A.	306	100
Issuance of promissory notes	315	7
Others	216	(11)
Proceeds on loans, borrowings and promissory notes	962	300
Repayments of debentures and bonds, and other debts	(1,352)	(1,993)
Amortization of financing of Telefónica, S.A.	(100)	(1,149)
Bilateral loan amortization by Telefónica Colombia (*)	—	(117)
Amortization of financing of Telefónica Germany	(33)	(33)
Amortization bilateral loans and other loans of Telxius Telecom, S.A.	(196)	—
Others	(196)	(1,357)
Repayments of loans, borrowings and promissory notes	(525)	(2,656)
Lease principal payments (Note 21)	(1,076)	(1,011)
Financed spectrum licenses payments	(63)	(436)
Payments for investments in spectrum use licenses financed without explicit interest	(21)	(21)
Payments to suppliers with extended payment terms	—	(33)
Financed operating payments and investments in property, plant and equipment and intangible assets payments (Note 16)	(84)	(490)
(*) Data converted at the exchange rate at the end of each of the corresponding periods. The impact of the exchange rate with respect to the date of the transaction is included in the "Others" line within the same sub-heading.

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Note 26. Other information
Litigation
With regard to ongoing litigation, the main developments in litigation reported in Note 29.a) to the consolidated annual financial statements for the year ended December 31, 2022, from that date to the date of authorization for issue of these interim financial statements are as follows:
Decision by the High Court regarding the acquisition by Telefónica of shares in Český Telecom by way of a tender offer
On April 30, 2023, following the receipt by it of the expert's report, Telefónica challenged the findings of this report and the matter remains pending as of the date hereof.
Telefónica's lawsuit against Millicom International Cellular for default in the sale of Telefónica Costa Rica
On February 24, 2023, both parties filed a "motion for summary judgment" once the discovery period had ended.
ICSID Arbitration Telefónica, S.A. vs. Republic of Peru
On March 2, 2023, Telefónica filed the memorial on the merits. On that date, the Republic of Peru filed observations on the claimant's request for provisional measures submitted by Telefónica on February 9, 2023.
On March 24, 2023, the Tribunal held a hearing on the claimant's request for provisional measures.
On May 11, 2023, the Tribunal issued Procedural Order No. 5 concerning the respondent's request to address the objections to jurisdiction as a preliminary question; as a result, the objections to jurisdiction are joined to the merits of the dispute.
Other proceedings
The Group is currently cooperating with governmental authorities (and, where appropriate, conducting the relevant internal investigations) regarding requests for information potentially related, directly or indirectly to possible violations of applicable anti-corruption laws. Telefónica believes that, considering the size of the Group, any potential penalty as a result of matters relating to those specific information requests would not materially affect the Group's financial condition.
Commitments
The main developments with regard to commitments and information reported in this connection in Note 29.c) to the consolidated financial statements for the year ended December 31, 2022, from that date to the date of authorization for issue of these interim financial statements are as follows:
Agreement related to the Sale of Customer Relationship Management (“CRM”) Business, Atento
On March 30, 2023, a settlement agreement to the Framework Service Agreement (MSA) was executed by virtue of which the Parties agreed, among other aspects, to: (i) novate the MSA (extending its validity until December 31, 2025); and (ii) eliminate the minimum annual commitments (and the consequent penalties) while maintaining, however, the preferred supplier status and the special payment process established for this purpose.
Purchase Agreement for Acquisition of UPI Mobile Assets of Oi Group
On February 28, 2023, the Board of Directors of Telefónica Brasil verified the fulfilment of the suspensive conditions set forth in the merger agreement approved by Telefónica Brasil's Extraordinary Shareholders' Meeting held on February 1, 2023. As of that date, February 28, 2023, the merger became effective and Garliava was declared extinct.
Contracts for the provision of IT services with Nabiax
On June 13, 2023, the data centres owned by Nabiax located in the Americas were sold to the investment fund Actis. Telefónica Infra, S.L.U. owns a 20% of Nabiax. After this transaction, Nabiax only owns data centres in Spain.
The housing services to the data centres in the Americas sold to Actis are still being provided to the Telefónica Group under the terms of the contracts signed in 2019, as Telefónica, S.A. waived its right of termination.
Commitments derived from the agreements reached for the acquisition of football (soccer) related rights between Telefónica (through its affiliate Telefónica Audiovisual Digital, S.L.U.) and LaLiga, UEFA and RFEF
On June 13, 2023 within the deadline granted by UEFA to interested parties, Telefónica submitted its offer for

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the acquisition of the audiovisual rights of the UEFA Champions League and UEFA Europa League, as well as the UEFA Europa Conference League and the UEFA Youth League for the 2024/2025, 2025/2026 and 2026/2027 seasons, upon expiration of the current contract. To date, UEFA has not awarded any of the packages offered, and the resolution of the tender is therefore pending.

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Note 27. Operations held for sale
The detail of non-current assets and disposal groups classified as held for sale and liabilities associated with non-current assets held for sale at June 30, 2023 and December 31, 2022 are as follows:

Millions of euros	06/30/2023	12/31/2022
Fiber optic assets in Peru	224	—
Goodwill (Note 7)	36	—
Property, plant and equipment (Note 8)	159	—
Others	29	—
Other assets	6	7
Non-current assets and disposal groups classified as held for sale	230	7
Liabilities associated with Fiber optic assets in Peru	12	—
Liabilities associated with non-current assets held for sale	12	—
Fiber optic business in Peru
On July 6, 2023, Telefónica Hispam entered into share subscription agreements with an affiliate of KKR and Entel Perú, for the entry of both companies, with 54% and 10%, respectively, into the share capital of Pangea the wholesale fiber-to-the-home (“FTTH”) company in Peru, maintaining Telefónica Hispam 36% of the shares of said company.
As part of the transaction Telefónica del Perú S.A.A. (“TDP”) and Entel will sell to Pangea certain assets of their FTTH infrastructure. Likewise, as part of the transaction, certain agreements will be signed, among them, agreements for the provision of wholesale connectivity services with TDP and Entel Perú.
The transaction is subject to obtaining the regulatory approvals (see Note 28).

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Note 28. Events after the reporting period
The following events regarding the Telefónica Group took place between the reporting date and July 26, 2023:
Agreement on fiber optic business in Peru
On July 6, 2023, Telefónica Hispanoamérica, S.A. (“Telefónica Hispam”) entered into share subscription agreements with the group Kohlberg Kravis Roberts – KKR & Co, Inc. (“KKR”) and Entel Perú S.A. (“Entel Perú”), for the entry of both companies, with 54% and 10%, respectively, into the share capital of Pangeaco, S.A.C. (“Pangea”), the wholesale fiber-to-the-home (“FTTH”) company in Peru, maintaining Telefónica Hispam 36% of the shares of said company.
As part of the transaction Telefónica del Perú S.A.A. (“TDP”) and Entel will sell to Pangea certain assets of their FTTH infrastructure. Likewise, as part of the transaction, certain agreements will be signed, among them, agreements for the provision of wholesale connectivity services with TDP and Entel Perú.
The transaction is subject to obtaining the regulatory approvals.

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Note 29. Additional note for English translation
These consolidated financial statements were originally prepared in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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Appendix I. Changes in the consolidation scope
The main changes in the consolidation scope taking place in the first half of 2023 were as follows:
Telefónica Brazil
On February 28, 2023, the company Garliava RJ Infraestrutura e Redes de Telecomunicacoes S.A. was merged into the company Telefônica Brasil, S.A.
Other companies
On January 18, 2023, Telefónica informed that, once the corresponding regulatory and competition approvals were obtained, Pontel Participaciones, S.L., Telefónica’s subsidiary held 83.35% by Telefónica and 16.65% by Pontegadea Inversiones, S.L., acquired 40% of the share capital of Telxius Telecom, S.A. from Taurus Bidco S.à r.l. (a company managed by KKR). As a result of the transaction, Pontel Participaciones, S.L., which held the remaining 60% of Telxius Telecom, S.A.'s share capital, has become the sole shareholder of Telxius Telecom, S.A. Likewise, Pontegadea Inversiones, S.L. increased its holding in Pontel Participaciones, S.L. to 30% and Telefónica has now a 70% stake.
Subsequently, with effect from 24 March 2023, the company Telxius Telecom, S.A. absorbed the company Pontel Participaciones, S.L.

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Appendix II. Key regulatory issues
The main developments with regard to the key regulatory issues and the information reported in Appendix VI of the consolidated financial statements for the year ended December 31, 2022, from that date to the date of authorization for issue of these interim financial statements are as follows:
European Union
In April 2023 the European Commission shared with the Council and the European Parliament a report with the assessment of the application of the Open Internet regulation. The report concludes that the principles continue to apply, proposing no changes to the current regulatory framework. The next review would take place in 4 years.
Retail maximum tariffs for international voice calls and SMS from fixed and mobile networks for residential customers (19c€/min y 6c€/SMS) entered into force in May 2019. The European Commission submitted a report on May 14, 2023 - one year before the expiry of the measure - indicating that the existence of these caps would still seem to serve as protection for at least a certain category of consumers. The consideration of keeping current levels or substantiate any future modification, remains a policy choice to be further assessed.
On May 4, 2023, the European Commission issued a Recommendation on combating online piracy of live content. With this non-binding initiative on piracy of live content, the Commission aims to offer a toolbox to combat illegal streaming of live events, in particular sport events. Building on relevant EU legislative instruments, the Commission will encourage Member States and private parties to use the tools available in EU law to tackle illegal online transmission of live content more efficiently.
Digital Services Regulation (DSA) 2022/2065 of October 19, 2022 will apply from February 17, 2024, except for some provisions which apply earlier. In April 2023, the Commission adopted the first designation decisions under the Digital Services Act (DSA), designating 17 Very Large Online Platforms (VLOPs) and 2 Very Large Online Search Engines (VLOSEs) that reach at least 45 million monthly active users. Following their designation, the companies will now have to comply, within four months, with the full set of new obligations under the DSA.

Digital Markets Regulation (2022/1925) entered into force as of May 2, 2023, and Gatekeepers will have until July 3, 2023 to notify their core platform services (CSP) to the Commission. Then the Commission will have until September 6, 2023 to designate companies as Gatekeepers. Gatekeepers will have up to six months to comply with the requirements in the DMA (by March 6, 2024).
On July 4, 2023 European Commission issued a Proposal for a Regulation on procedural aspects of GDPR to improve cross-border cooperation between National Data Protection Authorities (DPAs). The proposed Regulation aims at targeted harmonisation of key aspects of the administrative procedures in cross-border cases. The Regulation will complement GDPR, without amending GDPR substantial elements, nor rights of data subjects neither obligations of data controllers & processors. The Regulation will be adopted following Ordinary Legislative Procedure, requiring final agreement between both EU Co-Legislators, European Parliament and Council.
On March 25, 2022 President of the European Commission Ursula van de Leyen and US President Joe Biden announced an agreement for a renewed framework for transatlantic data flows. This political agreement needs to be reflected in the European Commission Adequacy Decision. On December 13, 2022, European Commission issued a draft Adequacy Decision on a new EU/US Data Privacy Framework. Commission adopted the Adequacy Decision on July 10, 2023.
Spain
According to the Delegated Act, from January 1, 2023, until December 31, 2023, mobile termination rates have been set at 0.4 euro cents per minute.
In April 2023, the CNMC approved a new review of the mobile termination market, concluding that the market was completely deregulated on the basis that it did not meet the three-criteria test and that termination prices were regulated at European level in the aforementioned Delegated Act.
Telefónica acquired 5 blocks of 200 MHz for 20 million euros in the tender of the 26 GHz band held on December 21, 2022, which was formalized in May 2023.
On the other hand, a revision of the National Frequency Allocation Table (CNAF) was approved in June 2023, extending the spectrum caps in force up to that date,

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both in the middle bands (160MHz for the 1800/2100/2600 MHz bands) and in the high band (140MHz for the 3.4-3.8GHz band), allowing access to a larger portion of spectrum per operator to efficiently manage increases in data traffic.
In addition, a draft Ministerial Order has been submitted for public consultation whereby, at the request of the current concessionaires, the duration of all spectrum concessions for mobile services will be extended to a maximum of 40 years, as established in the Second Transitional Provision of the General Telecommunications Law 2022. The final resolution is expected during the third quarter of 2023.
Finally, the commitments derived from the acquisition of DTS ceased to be in force on April 30, 2023, as a consequence of the expiration of their term.
Germany
Regarding the coverage requirements resulting from the 2019 frequency auction, the Telefónica Deutschland Group notified the BNetzA at the beginning of January 2023 that it had fulfilled the obligations due at the end of 2022 to cover households and major routes, and to commission 1,000 5G base stations and base stations in 500 white spots. The notification is still under review by the BNetzA.
UK
In relation to wholesale price regulation, the fixed MTR from April 1, 2023 to March 31, 2024 is 0.44 ppm. Similarly, the FTR from April 1, 2023 to March 31, 2024 is 0.0343 ppm.
In the UK, Ofcom launched a second public consultation in the first quarter of 2023 on how to enable new uses, including 5G, in the 26 GHz and 40GHz bands.
Brazil
On July 5, 2022, ANATEL approved the methodology for calculating the balance of the adaptation of Fixed Commuted Telephony Service concessions to authorizations. On March 22, 2023, the methodology developed by ANATEL was approved by the Federal Court of Accounts (TCU), indicating that the evaluation of reversible assets must be made at market values. ANATEL must now re-evaluate the service adequacy balance (from concession to authorization) based on this indication. The amount of the balance must be confirmed and accepted by Telefónica Brasil, to be subsequently converted into investment projects yet to be defined by ANATEL.
On April 28, 2023, ANATEL extended the first renewal authorization terms for the use of the 1,800 MHz bands until 2032, with the exception of the authorizations in the state of Minas Gerais.
However, in this same decision, ANATEL determined that the authorization terms associated with the 900 MHz bands should not be extended (except again in the state of Minas Gerais). The non-renewal of these 900 MHz licenses does not affect the services currently provided by Telefónica Brasil.
The process for the second extension of Telefónica Brasil's licenses in the 900 and 1,800 MHz bands in the state of Minas Gerais, which also expired in April 2023, is in progress. Telefónica Brasil continues to make temporary use of these bands, without prejudice to the services provided, until ANATEL resolves the second extension on a primary basis.
On April 28, 2023, ANATEL approved the first extension of Telefónica Brasil's authorizations in 1,900/2,100 MHz until 2038.
Regarding the spectrum received from the purchase of Oi Móvel, Telefónica Brasil is left with increased capacity in the 900, 1,800 and 1,900/2,100 MHz bands in different regions of Brazil.
Mexico
Since 2018, Telefónica has been challenging the interconnection tariff resolutions issued by the Federal Telecommunications Institute (IFT) based on the inoperability of the cost model. Some of the amparo appeals filed by Telefónica corresponding to the years 2018-2022 were finally dismissed in 2023 based on the Supreme Court of Justice of the Nation (SCJN) resolution of March 2022, which deemed the IFT's cost model valid. This rejection has no impact or detriment to Telefónica, since the rates established by the IFT have been applied to date.
Chile
Derived from the coverage obligations associated with the auction of the 3.4 GHz band of 2021, Telefónica Móviles Chile complied with the deployment of all base stations corresponding to stage 1 of the 5G project. However, Subtel filed a complaint for alleged non-compliance of some base stations (fine of approximately 26,500 U.S. dollars, 24,413 euros at the exchange rate as of June 30, 2023), against which Telefónica has filed an appeal before the Court of Appeals.
Peru
With respect to the auction on the 1,750 MHz, 2,150 MHz, and 2,300MHz bands, though Telefónica del Perú was preselected, finally did not bet in the final tender.

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OSIPTEL has published the result of the 4th Market Analysis that reviews the dominance position (SMP) in the Fixed Internet Access market. In its resolution, it designates Telefónica del Perú and its economic group as SMP in the fixed Internet access market (xDSL, HFC and FTTx) in 12 regional markets, imposing infrastructure sharing and service resale obligations.

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Interim Consolidated Management Report

Telefónica Group
Our operational and financial results reflected the steps taken to continue to deliver consistently on our strategy of sustainable growth, with a strong focus on execution. We are establishing a foundation for long term growth.
We added high-value customers in fibre and 5G, further improving the customer mix. Pricing power in most countries flowed through to revenue and along with efficiencies allowed the sequential acceleration of organic OIBDA growth. Revenue growth continues to be supported by strong B2B growth and service revenue.
We remained confident in our strategy and are accelerating the transformation to maximise shareholder value. All this, while continuing to optimise costs to regain flexibility and become more agile. Finally, we continue to make substantial progress across the ESG pillars. In line with our mission to promote the circular economy, we, together with 12 leading telcos, have committed to firm targets to reduce e-waste, extend the longevity of mobile devices and recycle materials.
Telefónica’s total accesses totaled 383.6 million as of June 30, 2023. Accesses base decreased by 0.2% year-on-year, mainly due to prepaid accesses (low value customers) in Telefónica Brazil (low commercial activity due to high competitiveness) and Telefónica Germany (increase in disconnections due to a criteria change).

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The below table shows the evolution of Group accesses in the first half of 2023 compared to the first half of 2022:

Accesses
Thousands of accesses	June 2022	June 2023	%Reported YoY
Fixed telephony accesses (1)	28,548.7	27,233.1	(4.6%)
Broadband (2)	25,924.4	26,575.1	2.5%
UBB	22,920.1	24,442.7	6.6%
FTTH (2)	13,178.5	15,198.8	15.3%
Mobile accesses	293,654.9	294,102.9	0.2%
Prepay	135,528.7	127,903.8	(5.6%)
Contract	124,163.1	127,519.4	2.7%
IoT	33,963.1	38,679.7	13.9%
Pay TV	10,811.9	10,339.9	(4.4%)
Retail Accesses	359,158.4	358,460.2	(0.2%)
Wholesale Accesses	25,007.9	25,091.2	0.3%
Fixed wholesale accesses	3,681.5	3,622.7	(1.6%)
FTTH wholesale accesses	3,115.6	3,259.8	4.6%
Mobile wholesale accesses	21,326.4	21,468.6	0.7%
Total Accesses	384,166.4	383,551.5	(0.2%)
Notes:
(1) Includes fixed wireless and VoIP accesses.
(2) Includes cable accesses in Peru
The Group's strategy is based on capturing high value customers in the markets in which it operates.
Mobile accesses totaled 294.1 million as of June 30, 2023, up 0.2% compared to June 2022, mainly due to a higher IoT customer base in Telefónica Brazil and VMO2 and the good performance in postpaid in all regions. Postpaid accesses represented 49.9% of the mobile access base excluding IoT (+2.1 p.p. year-on-year).
Fixed broadband accesses stood at 26.6 million at June 30, 2023, up 2.5% year-on-year. Retail fiber (FTTH) accesses stood at 15.2 million at June 30, 2023, growing by 15.3% compared to June 30, 2022.
Pay TV accesses totaled 10.3 million as of June 30, 2023, down 4.4% year-on-year.

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Consolidated results
In this section, we discuss the variations in the Group’s consolidated income statements for the first half of 2023 and 2022:

	First half		Variation
Consolidated Results	2022	2023	2023 vs 2022
Millions of euros	Total	Total	Total	%
Revenues	19,450	20,178	728	3.7%
Other income	1,069	664	(405)	(37.9%)
Supplies	(6,200)	(6,550)	(350)	5.6%
Personnel expenses	(2,673)	(2,936)	(263)	9.8%
Other expenses	(5,301)	(5,090)	211	(4.0%)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	6,345	6,266	(79)	(1.2%)
Margin OIBDA	32.6%	31.1%		(1.6 p.p.)
Depreciation and amortization	(4,336)	(4,348)	(12)	0.3%
OPERATING INCOME	2,009	1,918	(91)	(4.5%)
Margin OI	10.3%	9.5%		(0.8 p.p.)
Share of income (loss) of investments accounted for by the equity method	105	(14)	(119)	c.s.
Net financial expense	(660)	(790)	(130)	19.6%
PROFIT BEFORE TAX	1,454	1,114	(340)	(23.4%)
Corporate income tax	(312)	(230)	82	(26.1%)
PROFIT FOR THE PERIOD	1,142	884	(258)	(22.6%)
Attributable to equity holders of the Parent	1,026	760	(266)	(25.9%)
Attributable to non-controlling interests	116	124	8	6.5%
c.s.: change of sign
Adjustments made to calculate organic variations
Year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis, by considering a constant perimeter of consolidation and constant average foreign exchange rates and by making certain other adjustments which are described herein. “Organic" variations should not be viewed in isolation or as an alternative to reported variations.
For purposes of this report, 2023/2022 “organic” variation is defined as the reported variation as adjusted to exclude the impacts detailed below:
•Foreign exchange effects: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates of the first half of 2022 for the two periods, except for countries with hyperinflationary economics (Argentina and Venezuela).
Foreign exchange rates had a positive impact on our reported 2023 results compared with the same period of 2022, mainly due to the Brazilian real appreciation.
Foreign exchange effects increased revenue growth by 0.2 percentage points and OIBDA growth by 0.2 percentage points.
•Capital gains/losses on sale of businesses: the gains obtained or losses incurred from the sale of businesses are excluded from the organic variations.
In the first half of 2022 it is excluded mainly the capital gain from the sale of fiber optic assets in Colombia (183 million euros).

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•Restructuring costs: we have excluded the impact related to restructuring processes.
In the first half of 2023, the restructuring costs totaled 40 million euros of impact in OIBDA (52 million euros in the first half of 2022).
•Reported variation of Telefónica Argentina and Telefónica Venezuela: in the organic variation, the reported variation of the operators of countries with hyperinflationary economies (Argentina and Venezuela) is excluded. In reported terms, these companies' revenues, OIBDA, operating income and OIBD-CapEx decreased by 78, 75, 63 y 87 million euros, respectively, in the first half of 2023 compared to the same period of the previous year.
•Spectrum acquisitions: in the first half of 2023, the investments in spectrum amounted to 12 million euros (132 million euros in the first half of 2022, mainly in Telefónica Colombia).
•Other adjustments: organic variations excluded also the following impacts: (i) the impact from the transformation of the operating model of Telefónica México (following AT&T agreement in 2019) amounting to 16 million euros in amortization and operating income in the first half of 2022 and (ii) other adjustments amounting to 6 million euros in OIBDA in the first half of 2022.
The table below shows the contribution to reported growth of each item considered to calculate the organic variations, as explained above. For each line item, the contribution to reported growth, expressed in p.p., is the result of dividing the amount of each impact (on a net basis when the impact affects both years) by the consolidated reported figure for the previous year.

	Contribution to reported growth (percentage points)
TELEFÓNICA JUNE 2023	Exchange rate effect	Perimeter changes	Capital gains/losses on sale of businesses	Restructuring costs	Reported variation in hyperinflacionary countries	Spectrum acquisition	Other adjustments
Revenues	0.2	—	—	—	(0.4)	—	—
Other income	0.2	—	(17.1)	—	0.0	—	—
Supplies	0.4	—	—	—	(0.1)	—	—
Personnel expenses	0.2	—	—	(0.4)	0.4	—	—
Other expenses	0.3	0.0	(0.1)	—	(0.2)	—	(0.1)
OIBDA	0.2	—	(2.8)	0.2	(1.2)	—	0.1
Depreciation and amortization	0.1	—	—	—	(0.3)	—	(0.4)
Operating income	0.2	0.0	(8.7)	0.6	(3.1)	—	1.1
CapEx	0.3	—	—	—	0.5	(4.9)	—
OIBDA-CapEx	0.1	0.0	(4.5)	0.3	(2.3)	3.2	0.2
n.m.: not meaningful
The effect of including 50% of the results of VMO2 in the consolidated organic variation of the first half of 2023 amounted to +0.2 p.p. in revenues, +0.0 p.p. in OIBDA, +0.1 p.p. in Operating income and +0.6 p.p. in Capex.

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2023/2022 variations in reported and organic terms:
The table below shows 2023/2022 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the consolidated income statement and CapEx and OIBDA-CapEx:

	YoY variation
TELEFÓNICA JUNE 2023	% Reported YoY	% Organic YoY

Revenues	3.7%	4.1%
Other income	(37.9%)	(21.9%)
Supplies	5.6%	6.1%
Personnel expenses	9.8%	8.7%
Other expenses	(4.0%)	(2.9%)
OIBDA	(1.2%)	2.3%
Depreciation and amortization	0.3%	1.0%
Operating income	(4.5%)	5.8
CapEx	(3.1%)	1.7%
OIBDA-CapEx	0.0%	2.7%

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Results discussion
Revenues in the first half of 2023 totaled 20,178 million euros, up 3.7% year-on-year in reported terms compared to the first half of 2022, impacted by the exchange rate effect (+0.2 p.p.), mainly due to the appreciation of the Brazilian real against the euro, partially offset by the impact of the reported variation of companies in countries with hyperinflation (-0.4 p.p.). In organic terms, as explained above, considering 50% of VMO2 in the first half of 2022 and 2023, revenues would grow by 4.1%, thanks to the positive growth in service revenues (+3.8%) and handset sales (+6.3%).
Other income mainly includes work on fixed assets and gains on disposal of assets. In the first half of 2023, other income amounted to 664 million, down 37.9% year-on-year in reported terms compared to the first half of 2022, mainly as a result of the capital gain from the sale of fiber optic assets in Colombia in 2022 (183 million euros, impacting -17.1 p.p.). In organic terms as explained above, considering 50% of VMO2 in the first six months of 2022 and 2023, other income would decrease by 21.9%.
Supplies amounted to 6,550 million euros in the first half of 2023, up 5.6% year-on-year in reported terms, mainly as a result of the impact of changes in foreign exchange rates (+0.4 p.p.). In organic terms, as explained before, considering 50% of VMO2 in the first six months of 2022 and 2023, supplies increased by 6.1% year-on-year, mainly due to higher handset costs.
Personnel expenses amounted to 2,936 million euros in the first half of 2023, up by 9.8% year-on-year in reported terms compared to the first semester of 2022, affected by the reported variation of the operators in countries with hyperinflationary economies (+0.4 p.p.) and to a lesser extent due to the impact of changes in foreign exchange rates (+0.2 p.p.), partially offset by lower restructuring cost as of June 30, 2023 (-0.4 pp.). In organic terms, as explained before, considering 50% of VMO2 in the first six months of 2022 and 2023, personnel expenses increased by 8.7% year-on-year, as a result of higher expenses in all segments. The average headcount was 103,968 employees in the first six months of 2023, grew 2.0% compared to the same period of 2022.
Other expenses amounted to 5,090 million euros in the first half of 2023, down 4.0% year-on-year in reported terms. This decrease was mainly attributable to the reported variation of the operators in countries with hyperinflationary economies (-0.2 p.p.), partially offset by the impact of foreign exchange rates (+0.3
p.p.). In organic terms, as explained before, considering 50% of VMO2 in the first six months of 2022 and 2023, other expenses decreased by 2.9% year-on-year due mainly to cost savings in Telefónica Spain, Telefónica Brazil and Telefónica Hispam.
As a result of the foregoing, OIBDA totaled 6,266 million euros in the first half of 2023 down 1.2% year-on-year in reported terms compared to the first semester of 2022, impacted by the capital gain from the sale of fiber optic assets in Colombia in 2022 (-2.8 p.p), the reported variation of companies in countries with hyperinflation (-1.2 p.p.), partially offset by the impact of the exchange rate (+0.2 p.p.) and lower restructuring expenses in 2023 (+0.2 p.p.). In organic terms, as explained above, considering 50% of VMO2 in the first half of 2022 and 2023, OIBDA would grow 2.3% year-on-year.
Depreciation and amortization amounts to 4,348 million euros in the first half of 2023. It remained stable compared to the first half of 2022, increasing by 0.3%. In organic terms, as explained above, considering 50% of the results of VMO2, amortizations would increase by 1.0% year-on-year.
Operating income (OI) for the first six months of 2023 totaled 1,918 million euros compared to 2,009 million euros recorded in the same period of 2022 down 4.5% in reported terms, impacted by the capital gains on the sale of businesses mentioned above (-8.7 p.p.), the reported variation of companies in countries with hyperinflation (-3.1 p.p.) partially offset by lower accelerated amortization in Telefónica Mexico in 2023 (+0.8 p.p.), lower restructuring expenses in 2023 (+0.6 p.p.) and the impact of the exchange rate (+0.2 p.p.). In organic terms, as explained above, considering 50% of VMO2 in the first six months of 2022 and 2023, OI would grow 5.8% year-on-year due to strong revenue growth (+4.1%) in all segments .
Share of profit/loss of investments accounted for by the equity method in the first half of 2023 was negative by 14 million euros (105 million euros in the first half of 2022) mainly due to lower results of VMO2 as a result of higher financial expenses.
Net financial expenses in the first half of 2023 amounted to 790 million euros, increasing by 130 million euros y-o-y, mainly due to not repeating the extraordinary income of the previous year, net of the reduction in financial expenses related to debt.

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Corporate income tax in the first half of 2023 amounted to 230 million euros, which implies a reduction in 82 million euros y-o-y, mainly due to the decrease in earnings before taxes.
Profit attributable to non-controlling interests amounted to 124 million euros in the first half of 2023 (116 million euros in the same period of 2022), the variation is mainly due to the result attributed to the minority interests of Telefónica Brazil.
As a result, Profit for the period attributable to equity holders of the Parent Company for the first half of 2023 amounts to 760 million euros (1,026 million euros in the first half of 2022).
Basic earnings per share totaled 0.11 euros in the first six months of 2023.
Capex totaled 2,404 million euros in the first half of 2023, down 3.1% year-on-year in reported terms, impacted by lower spectrum purchases in 2023 (-4.9 p.p) partially offset by the reported variation of companies in countries with hyperinflation (+0.5 p.p.) and the effect of the exchange rate (+0.3 p.p.). In organic terms, as explained above, considering 50% of VMO2 in the first six months of 2022 and 2023, Capex would increase by 1.7% year-on-year.
OIBDA-CapEx stood at 3,861 million euros in the first half of 2023, flat in reported terms compared to the first semester of 2022 affected by the capital gains from the sale of business in 2022 (-4.5 p.p.), the reported variation of companies in countries with hyperinflation (-2.3 p.p.) partially offset by the positive effect of lower spectrum purchase (+3.2 p.p.) and lower restructuring expenses (+0.3 p.p.). In organic terms, as explained above, considering 50% of VMO2 in the first six months of 2022 and 2023, OIBDA-CapEx would grow by 2.7% year-on-year.

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Segment results
TELEFÓNICA SPAIN
The below table shows the evolution of accesses in Telefónica Spain of the first half of 2023 compared to the first half of 2022:

ACCESSES
Thousands of accesses	June 2022	June 2023	%Reported YoY
Fixed telephony accesses (1)	8,207.8	7,991.4	(2.6%)
Broadband	5,851.3	5,900.0	0.8%
FTTH	4,937.3	5,196.5	5.2%
Mobile accesses	19,027.5	19,787.5	4.0%
Prepay	715.1	789.4	10.4%
Contract	15,082.9	15,165.6	0.5%
IoT	3,229.5	3,832.5	18.7%
Pay TV	3,589.3	3,417.1	(4.8%)
Retail Accesses	36,684.5	37,104.6	1.1%
Wholesale Accesses	3,662.8	3,610.5	(1.4%)
FTTH Wholesale Accesses	3,110.0	3,254.3	4.6%
Total Accesses	40,347.3	40,715.1	0.9%
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
During the first semester of 2023, Telefonica España turn all data plans to unlimited (except for prepaid), eliminating all out of bundle data charged excess, thus all franchised mobile lines are able to navigate with reduced speed, but enough for most usual tasks in Internet.
In addition to unlimited voice and data, Movistar also includes Movistar Cloud. It allows unlimited storage in the cloud to all mobile customers, allowing to save all the files, photos, videos and documents in a single place or consult them from the application included in the Movistar Plus+ desco. In addition, Movistar includes the integrated Secure Connection service, to navigate protected and with total security both on mobile devices and on the home Wi-Fi network.
With this new feature, the customer can choose the products and services they need, with the confidence of having the best connectivity and unlimited mobile navigation, supported by the best experience in quality navigation and by a wide 5G coverage, which already reaches 86% of population coverage.
Additionally, to highlight that Movistar Prosegur Alarmas: the joint venture of Prosegur and Telefónica Spain, reached 465 thousand customers as of June 30, 2023.
Telefónica Spain had 40.7 million accesses as of June 30, 2023, a increasing of 0.9% as compared to June 30, 2022, driven by the positive evolution of mobile accesses and fixed broad band, which grows for the first time since June 2019.
The convergent offer (residential and SMEs) had a customer base of 4.5 million customers as of June 30, 2023, a decrease of 1.0% y-o-y.
Retail fixed accesses totaled 8.0 million and decreased 2.6% as compared to June 30, 2022, with a net loss of 110.9 thousand accesses in the first semester of 2023.
Retail broadband accesses totaled 5.9 million (+0.8% y-o-y), with net adds of 45.5 thousand accesses during the first semester of 2023.
Retail fiber (FTTH) accesses reached 5.2 million customers at June 30, 2023 (+5.2% as compared to June 30, 2022), representing 88.1% of total retail broadband customers (+3.7 p.p. y-o-y) with net adds of 154.3 thousand accesses as of June 30, 2023. At June 30, 2023, fiber deployment reached 28.6 million premises, 1.1 million more than at June 30, 2022.
Total retail mobile accesses stood at 19.8 million as of June 30, 2023, an increase of 4.0% as compared to

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June 30, 2022 mainly as a result of an increase of IoT accesses base (+18.7% y-o-y), together with increases in both mobile contract accesses (+0.5% y-o-y) as well as prepay accesses (+10.4% y-o-y).
Pay TV accesses reached 3.4 million at June 30, 2023, decreasing 4.8% year-on-year.
Wholesale accesses stood at 3.6 million at June 30, 2023, down 1.4% year-on-year, and wholesale fiber
(FTTH) accesses (90.1% of total wholesale accesses at June 30, 2023 compared with 84.9% at June 30, 2022) were up 4.6% year-on-year.
The table below shows the evolution of results in Telefónica Spain’s of the first half of 2023 compared to the first half of 2022:

Millions of euros
TELEFÓNICA SPAIN	June 2022	June 2023	% Reported YoY	% Organic YoY
Revenues	6,164	6,183	0.3%	0.3%
Mobile handset revenues	283	243	(14.2%)	(14.2%)
Revenues ex-mobile handset mobile	5,881	5,940	1.0%	1.0%
Retail	4,772	4,857	1.8%	1.8%
Wholesale and Other	1,109	1,083	(2.3%)	(2.3%)
OIBDA	2,254	2,223	(1.4%)	(1.4%)
Depreciation and amortization	(1,075)	(1,083)	0.7%	0.7%
Operating income (OI)	1,179	1,140	(3.3%)	(3.3%)
CapEx	642	754	17.4%	14.2%
OIBDA-CapEx	1,612	1,469	(8.9%)	(7.6%)
The table below shows the first half 2023/2022 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement items and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA SPAIN JUNE 2023	% Reported YoY	% Organic YoY	Spectrum acquisition
Revenues	0.3%	0.3%	—
OIBDA	(1.4%)	(1.4%)	—
Depreciation and amortization	0.7%	0.7%	—
Operating Income (OI)	(3.3%)	(3.3%)	—
CapEx	17.4%	14.2%	3.2
OIBDA-CapEx	(8.9%)	(7.6%)	(1.3)
Results discussion
Revenues in the first half of 2023 amounted to 6,183 million euros, growing 0.3% y-o-y in reported terms. This trend was supported by IT revenue evolution due to the higher demand for digitalization projects in the B2B segment. The evolution of revenues excluding mobile handset sales is described below:
•Retail revenues totaled 4,857 million euros in the first half of 2023, increasing by 1.8% year-on-year in reported terms, driven by the repositioning of tariffs, the improved commercial activity and IT revenues growth.
•Wholesale and other revenues totaled 1,083 million euros in the first half of 2023, decreasing by 2.3% year-on-year in reported terms, mainly due to the impact of less "La Liga" content available in the wholesale offer since mid-August 2022, and lower interconnection revenues due to MTR’s price cut since 1st January 2023, partially offset by the growth of revenues from MVNOs.

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OIBDA reached 2,223 million euros in the first half of 2023, a year-on-year decrease of 1.4% year-on-year in reported terms.
Depreciation and amortization amounted to 1,083 million euros in the first half of 2023, increasing by 0.7% year-on-year both in reported and organic terms.
Operating income amounted to 1,140 million euros in the first half of 2023, a year-on-year decrease of 3.3% in reported terms. The year-on-year decrease was mainly driven by higher personnel costs and right of use amortizations as a result of higher inflation.

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VMO2
In accordance with the accounting standards for joint ventures, Telefónica's share in the results of VMO2 is presented in a single line of the income statement, "Share in results of investments accounted for by the equity method". However, the VMO2 segment information included in this section is presented on a management basis, and shows 100% of the VMO2's results; Telefónica’s actual percentage ownership of VMO2 is 50%.
Two years after the formation of Virgin Media O2 UK (VMO2), the company continues to integrate and innovate while investing heavily to expand and upgrade its fiber and 5G networks to provide the highest quality connectivity to more regions of the country.
The fixed network footprint reached 16.4 million premises passed, with rollout accelerating during the second quarter of 2023. The deployment was primarily on behalf of Nexfibre, where VMO2 is the anchor wholesale tenant. In June 2023, the Company switched on its services for the first time over the Nexfibre network utilising XGS-PON technology.
VMO2, within its ambitious Better Connections Plan, has announced a reduction in carbon emissions of 29% against the 2020 baseline. Additionally, after the success of several digital re-skilling initiatives via partners GoodThings Foundation and Internet Matters, VMO2 has extended its goals to support 6 million people, from its original goal of 2 million, by year end 25.
The following table shows the evolution of VMO2 accesses in the first half of 2023 compared to the first half of 2022:

ACCESSES
Thousands of accesses	June 2022	June 2023	%Reported YoY
Fixed telephony accesses	4,297.1	4,062.7	(5.5%)
Broadband	5,620.4	5,674.9	1.0%
UBB	5,612.0	5,667.3	1.0%
Mobile accesses	33,095.4	34,525.9	4.3%
Prepay	8,134.1	7,862.2	(3.3%)
Contract	15,961.9	16,053.3	0.6%
IoT	8,999.4	10,610.4	17.9%
Pay TV	3,232.13	3,151.60	(2.5)%
Retail Accesses	46,244.9	47,415.0	2.5%
Wholesale Accesses	10,431.1	9,429.7	(9.6%)
Total Accesses	56,676.0	56,844.7	0.3%
The total accesses base grew 0.3% year-on-year and stood at 56.8 million accesses at June 30, 2023, mainly driven by the increase in the mobile accesses base, which grew 4.3% year-on-year and reached 34.5 million accesses partially offset by a reduction in Wholesale connections which decreased 9.6% year-on-year and reached 9.4 million accesses caused by the migration of customers from one of the business’ smaller MVNO partners.
The contract mobile customer base grew 0.6% year-on-year and reached 16.1 million accesses with a loss of 34.3 thousand accesses to the base in the first half of the year 2023 due to B2B and B2C segment. Churn remain stable at low levels despite the implementation of price increases.
The prepay mobile customer base decreased 3.3% year-on-year and reached 7.9 million accesses with a net loss of 106.1 thousand accesses in the first half of the year 2023.
IoT mobile customer base grew 17.9% year-on-year and reached 10.6 million accesses underpinned by the Smart Metering Programme roll out.
Fixed broadband base grew 1% year-on-year and reached 5.7 million accesses with a net loss of 13.3 thousand new accesses in the first half of the year 2023. UBB accesses grew 1% year-on-year with a net gain of 13.5 thousand new accesses during the first half of the year 2023. The company’s average broadband speed is 332 Mbps at the end of the second quarter of 2023 and grew 34% year-on-year, approximately x5 times higher than the national average.

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The table below shows the evolution of 100% VMO2 results of the first half of 2023 compared to the first half of 2022:

Millions of euros
VMO2	June 2022	June 2023	% Reported YoY	% Organic YoY
Revenues	5,996	6,063	1.1%	5.1%
Mobile Business	3,336	3,336	0.0%	4.1%
Handset revenues	853	850	(0.4%)	3.7%
Fixed Business	2,377	2,187	(8.0%)	(4.6%)
Other	282	540	91.5%	97.8%
Other income	260	255	(2.1%)	1.9%
OIBDA	2,225	2,104	(5.5%)	2.5%
Depreciation and amortization	(2,065)	(2,019)	(2.2%)	1.7%
Operating income (OI)	160	85	(47.1%)	12.0%
Share of income (loss) of investments accounted for by the equity method	1	2	n.s.
Financial income	9	18	81.0%
Financial expenses	(457)	(664)	45.1%
Exchange rate differences and change in fair value of derivatives	523	617	18.0%
Net financial result	75	(29)	c.s.
Result before taxation	236	58	(75.5%)
Net Result	195	21	(89.4%)
CapEx	1,270	1,209	(4.8%)	4.2%
OIBDA-CapEx	955	895	(6.3%)	0.8%
Results discussion
The evolution of the results of 100% VMO2 in organic terms is detailed below, considering six months of VMO2 in 2022 and 2023.
In the first half of 2023, revenues amounted to 6,063 million euros growing by 1.1% year-on-year in reported terms, mainly due to the pound sterling depreciation (-4.1 p.p.). In organic terms, the year-on-year growth was 5.1% mainly due to Nexfibre revenues contribution and the price increases.
Mobile Service Revenues amounted to 3,336 million euros in the first half of the year 2023, growing 0% in reported terms due to the pound sterling depreciation (-4.1 p.p.). In organic terms, the year-on-year growth was 4.1%, as a result of higher handset sales, and services revenues, mainly due to the prices increases.
Fixed business revenues amounted to 2,187 million euros in the first half of 2023, decreasing by 8.0% year-on-year in reported terms impacted by the pound sterling depreciation (-3.7 p.p.). In organic terms, decreasing 4.6% year-on-year, mainly because of decline in ARPU due to household spend optimization.
Other revenues amounted to 540 million euros in the first half of 2023, growing 91.5% in reported terms in spite of the pound sterling depreciation (-7.8 p.p.). In organic terms, the year-on-year growth was 97.8%, mainly as result of Nexfibre revenues contribution for which there were no revenues in 2022.
OIBDA in the first half of 2023 reached 2,104 million euros, decreasing by 5.5% in reported terms impacted by the pound sterling depreciation (-3.8 p.p.) and other adjustments (-4.2 p.p.). In organic terms increases 2.5% year-on-year.
Depreciation and Amortization amounted to 2,019 million euros in the first half of 2023, decreasing by 2.2% in reported terms impacted by the pound sterling depreciation (-4 p.p.). In organic terms, increasing by 1.7% year-on-year.
Operating Income (OI) amounted to 85 million euros in the first half of 2023, decreasing by 47.1% in reported terms impacted by the pound sterling depreciation (-2.2 p.p.) and other adjustments (-58.3 p.p.). In organic terms, the year-on-year growth was 12.0%, mainly due to price increases, synergy realization partially offset by inflationary pressures in cost base and consumer spend optimization.

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TELEFÓNICA GERMANY
The below table shows the evolution of accesses in Telefónica Germany of the first half of 2023 compared to the first half of 2022:

ACCESSES
Thousands of accesses	June 2022	June 2023	%Reported YoY
Fixed telephony accesses (1)	2,174.0	2,255.3	3.7%
Broadband	2,256.6	2,340.3	3.7%
UBB	1,880.8	2,002.1	6.5%
Mobile accesses	46,696.4	44,591.2	(4.5%)
Prepay	19,243.6	15,791.0	(17.9%)
Contract	25,768.7	27,006.1	4.8%
IoT	1,684.1	1,794.1	6.5%
Retail Accesses	51,208.5	49,263.9	(3.8%)
Total Accesses	51,208.5	49,263.9	(3.8%)
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
In the first half of 2023, continued its growth path with the company’s more-for-more ‘O2 Mobile’ portfolio launched last April.
Telefónica Germany’s key milestones in the first half of 2023 were as follows:
•Continued commercial success, with contract net additions up 1.4% y-o-y to 670 thousand new clients on back of a good commercial traction in combination with normalised churn rates.
•The company made good progress with the densification and further roll-out of its green network. In June 2023, 90% 5G coverage was reached, thus achieving the goal set for this year.
•Additionally, Telefónica Germany remains committed to its climate protection goals. The Company strives to reduce its emissions by 95% and ultimately neutralising them no later than 2025. Also, the company is taking concrete actions to be net CO2 neutral along its entire value chain by 2040.
The total access base decreased 3.8% year-on-year and stood at 49.3 million as of June 30, 2023, mainly driven by a 4.5% decrease in the mobile accesses base, which reached 44.6 million.
The contract mobile customer base grew 4.8% year-on-year and reached 27.0 million accesses, increasing the share over the total mobile accesses base to 60.6%. Net adds reached 0.7 million accesses, driven by own brand gross adds momentum and strong contribution from partner brands. Churn rates remained at low levels based on the high network and service quality combination.
The prepay mobile customer base decreased 17.9% year-on-year to 15.8 million accesses reflecting some revenue neutral technical base adjustments in the prior year (stricter active SIM-card definition). Net disconnections of -0.5 million prepay customers in the first half of 2023 reflecting the German market trend of prepaid to postpaid migration.
The broadband accesses reached 2.3 million accesses (up 3.7% y-o-y), with a net gain of 46.1 thousand accesses in the first half of 2023, mainly driven by the good performance of ‘O2 myHome’ tariff, continued VDSL demand, and the return to the low level of churn. High value customers in fiber and cable technologies are gaining further momentum in customer demand.

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The table below shows the evolution of Telefónica Germany’s results of the first half of 2023 compared to the first half of 2022:

Millions of euros
TELEFÓNICA GERMANY	June 2022	June 2023	% Reported YoY	% Organic YoY
Revenues	3,949	4,192	6.2%	6.2%
Mobile Business	3,540	3,774	6.6%	6.6%
Handset revenues	787	903	14.8%	14.8%
Fixed Business	399	409	2.5%	2.5%
OIBDA	1,247	1,275	2.3%	2.3%
Depreciation and amortization	(1,131)	(1,153)	2.0%	2.0%
Operating income (OI)	116	122	5.3%	4.9%
CapEx	556	504	(9.4)%	(9.4%)
OIBDA-CapEx	691	771	11.7%	11.6%
The table below shows the first half of 2023 and 2022 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement items and other measures, and the contribution of each item for which we have adjusted to our reported growth.

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA GERMANY JUNE 2023	% Reported YoY	% Organic YoY	Restructuring costs
Revenues	6.2%	6.2%	—
OIBDA	2.3%	2.3%	0.0
Depreciation and amortization	2.0%	2.0%	—
Operating Income (OI)	5.3%	4.9%	0.3
CapEx	(9.4%)	(9.4%)	—
OIBDA-CapEx	11.7%	11.6%	0.1
Results discussion
Total revenues were 4.192 million euros in the first half of 2023, with a year-on-year increase of 6.2%, driven by the increase in the mobile business.
•Mobile business revenues totaled 3.774 million euros, increasing 6.6% y-o-y in reported terms. This positive trend reflects the strong own-brand mobile revenue and a solid contribution of revenues from partners.
•Handset revenues amounted to 903 million euros, increasing 14.8% y-o-y in reported terms due to high demand of high value smartphones and “O2 My Handy” contracts (long-term handset financing).
•Fixed business revenues were 409 million euros, increasing 2.5% y-o-y in reported terms due to the good performance of ‘O2 myHome’ tariff, and the increasing demand of fiber and cable technologies.
Mobile ARPU was 10.2 euros (+9.0% y-o-y) due to the increase by 1.0% y-o-y in contract ARPU and increase by 18.7% y-o-y in prepay ARPU. Data ARPU was 7.3 euros (+13.7% y-o-y), fueled by the successful “O2 Mobile” portfolio.

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TELEFÓNICA GERMANY	June 2022	June 2023	% Local Currency YoY
ARPU (EUR)	9.4	10.2	9.0%
Prepay	6.5	7.7	18.7%
Contract (1)	12.9	13.0	1.0%
Data ARPU (EUR)	6.4	7.3	13.7%
Notes:
(1) Excludes IoT.
OIBDA totaled 1,275 million euros in the first half of 2023, growing by 2.3% year-on-year in reported terms. In organic terms, OIBDA increased by 2.3% year-on-year.
Depreciation and amortization amounted to 1,153 million euros in the first half of 2023, increasing by 2.0% year-on-year mainly due to higher depreciation of property, plant and equipment.
Operating income totaled 122 million euros in the first half of 2023, growing by 5.3% year-on-year in reported terms. In organic terms, operating income increased 4.9% year-on-year due to the good performance in mobile and fixed business, own brand momentum, and further efficiency gains.

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TELEFÓNICA BRAZIL
The below table shows the evolution of accesses in Telefónica Brazil of the first half of 2023 compared to the first half of 2022:

ACCESSES
Thousands of accesses	June 2022	June 2023	%Reported YoY
Fixed telephony accesses (1)	7,222.4	6,860.2	(5.0%)
Broadband	6,297.3	6,504.4	3.3%
UBB	5,732.3	6,140.5	7.1%
FTTH	5,048.2	5,808.7	15.1%
Mobile accesses	99,192.3	97,749.9	(1.5%)
Prepay	42,264.2	38,070.5	(9.9%)
Contract	43,144.6	44,247.6	2.6%
IoT	13,783.5	15,431.8	12.0%
Pay TV	1,033.2	870.8	(15.7%)
IPTV	890.6	870.8	(2.2%)
Retail Accesses	113,799.8	112,037.6	(1.5%)
Total Accesses	113,800.1	112,037.9	(1.5%)
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
In the first half of 2023, Telefónica Brazil maintained its leadership in the mobile segment, which after the incorporation of Oi's customer base in April 2022 and a more consolidated market environment, it is positioned with a market share of 39.0%, +5.9 p.p. on top of the second competitor (data from the last official publication of ANATEL, May 31, 2023). Telefónica Brazil's strategy remains focused on strengthening the high-value customer base, reaching a contract ex IoT market share of 43.6%, as of May 31, 2023 (source: ANATEL).
In the fixed business, Telefónica Brazil continued with the implementation of strategic technologies, focusing on the deployment of fiber and IPTV, focusing its commercial offer with Vivo Total, giving continuity to the totalization of clients with which it achieves low churn rates.
On the other hand, Telefónica Brazil continued to advance in the development of an ecosystem with relevant partners to promote its consolidation as a digital services hub. The value proposition it offers is strengthened by a broad portfolio of services, highlighting those described below:
•Vida V - Health & Wellness, in March 2023, Telefónica Brazil announced the acquisition of Vale Saúde Semper, expanding its presence in digital health services. Vale Saúde Semper is a startup that acts as a health services marketplace, connecting more than 70 thousand customers with more than 5 thousand clinics and laboratories throughout Brazil. This service is obtained with a monthly subscription.
•Viva E – Education, employment platform that combines online courses and job offers. The joint venture created by Telefónica Brazil and Ânima Educação offers more than 400 hours of content.
•Vivo Ventures, a Corporate Venture Capital (CVC) fund created in 2022 to invest in startups with innovative solutions in key sectors for positioning the company as a digital hub. It made its first two investments in the financial platforms Klavi and Klubi, and, continuing with its expansion strategy in the sector, in June 2023 it announced its third investment in Digibee, an iPaaS service integration platform.
Total accesses stood at 112.0 million as of June 30, 2023, decreasing 1.5% year-on-year mainly due to the disconnection of inactive customers, mostly from Oi's customer base, which was incorporated in April 2022.
Contract mobile accesses grew by 2.6% year-on-year and reached 44.2 million with net adds of 300 thousand new accesses in the first six months of 2023, with churn at very low levels (1.0%).
Prepaid mobile accesses decreased by 9.9% year-on-year and reached 38.1 million customers with a net loss of 1.2 million accesses during the first half of 2023. The lower customer base has been mainly a consequence of the above mentioned disconnection of inactive customers, mostly from Oi's customer base, which was incorporated in April 2022.

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Broadband accesses grew by 3.3% year-on-year and reached 6.5 million with net adds of 85 thousand new accesses in the first six months of 2023. Telefónica Brazil maintained its strategic focus on the deployment of fiber, reaching more than 5.8 million homes connected with FTTH as of June 2023, growing 15.1% year-on-year. Telefónica Brazil reached 28.9 million real estate units passed with FTTx access, and 6.1 million connected homes, which grew by 7.1% year-on-year, which managed to offset the decrease in other accesses of legacy broadband services (xDSL).
Traditional voice accesses decreased by 5.0% year-on-year due to fixed-mobile substitution, reaching 6.9 million accesses.
Pay TV accesses reached 871 thousand as of June 30, 2023, decreasing by 15.7% year-on-year, mainly as a result of the strategic decision to discontinue the DTH service.
Brazil’s results of the first half of 2023 compared to the first half of 2022:

Millions of euros
TELEFÓNICA BRAZIL	June 2022	June 2023	% Reported YoY	% Organic YoY
Revenues	4,199	4,645	10.6%	9.8%
Mobile Business	2,842	3,238	13.9%	13.1%
Handset revenues	254	291	14.7%	13.8%
Fixed Business	1,357	1,407	3.6%	2.9%
OIBDA	1,714	1,905	11.1%	10.3%
Depreciation and amortization	(1,133)	(1,195)	5.5%	4.7%
Operating income (OI)	581	710	22.2%	21.3%
CapEx	809	704	(13.0)%	(9.3%)
OIBDA-CapEx	905	1,201	32.6%	27.8%
The table below shows the first half of 2023 and 2022 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement items and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA BRAZIL JUNE 2023	% Reported YoY	% Organic YoY	Exchange rate effect	Spectrum acquisition
Revenues	10.6%	9.8%	0.8	—
OIBDA	11.1%	10.3%	0.8	—
Depreciation and amortization	5.5%	4.7%	0.8	—
Operating Income (OI)	22.2%	21.3%	0.9	—
CapEx	(13.0%)	(9.3%)	0.6	(4.3)
OIBDA-CapEx	32.6%	27.8%	1.0	3.8
Results discussion
In the first half of 2023, revenues amounted to 4,645 million euros and grew by 10.6% in reported terms driven mainly by the appreciation of the Brazilian real (+0.8 p.p.). In organic terms, revenues grew by 9.8%, as a result of the growth in service revenues, mainly leveraged on the mobile business, by businesses associated with new technologies (FTTH, IPTV and Digital Services), and by handset sales, which offset the revenue erosion associated with voice and traditional accesses.
•Mobile business revenues totaled 3,238 million euros in the first half of 2023, increasing 13.9% in reported terms, mainly due mainly to the appreciation of the Brazilian real (+0.8 p.p.). In organic terms, mobile business revenues increased by 13.1%, as a result of the positive evolution of the contract access base due to the larger customer

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base and tariffs adjustments and prepaid due to the higher average amount of top-ups.
•Fixed business revenues amounted to 1,407 million euros in the first half of 2023, growing 3.6% in reported terms. In organic terms, revenues grew 2.9%, mainly explained by higher FTTH revenues in line with the strategic focus, as well as IT service revenues.
Mobile ARPU grew 5.1% year-on-year in reported terms mainly due to the appreciation of the Brazilian real. In local currency, mobile ARPU grew 4.2% year-on-year, supported by tariffs adjustments and the good evolution of the business.

TELEFÓNICA BRAZIL	June 2022	June 2023	% YoY	% Local Currency YoY
ARPU (EUR)	4.6	4.8	5.1%	4.2%
Prepay	2.2	2.3	4.3%	3.3%
Contract (1)	8.2	8.5	4.0%	3.1%
Data ARPU (EUR)	3.7	3.9	6.3%	5.5%

Notes:
(1) Excludes IoT.
OIBDA stood at 1,905 million euros in the first half of 2023, growing by 11.1% in reported terms. In organic terms, OIBDA grew by 10.3%.
Depreciation and amortization amounted to 1,195 million euros in the first half of 2023, increasing 5.5% in reported terms. In organic terms, depreciation and amortization grew by 4.7% year-on-year due to new and renegotiations of lease contracts.
Operating income stood at 710 million euros in the first half of 2023, increasing by 22.2% in reported terms. In organic terms, the operating income increased by 21.3%, as a result of the good performance of service revenues due to higher commercial activity and tariffs increases, which together with a good management of efficiency, offset the growth in expenses and depreciation and amortization.

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TELEFÓNICA HISPAM
The below table shows the evolution of accesses in Telefónica Hispam of the first half of 2023 compared to the first half of 2022:

ACCESSES
Thousands of accesses	June 2022	June 2023	%Reported YoY
Fixed telephony accesses (1)	6,647.4	6,063.5	(8.8%)
Broadband (2)	5,852.0	6,115.4	4.5%
UBB	4,757.6	5,436.3	14.3%
FTTH (2)	4,624.4	5,355.0	15.8%
Mobile accesses	94,559.5	96,326.8	1.9%
Prepay	65,171.8	65,390.6	0.3%
Contract	24,204.9	25,046.9	3.5%
IoT	5,182.9	5,889.3	13.6%
Pay TV	2,957.3	2,900.3	(1.9%)
IPTV	1,115.8	1,560.8	39.9%
Retail Accesses	110,090.2	111,477.4	1.3%
Total Accesses	110,108.7	111,489.2	1.3%
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Includes cable accesses in Peru
Telefónica Hispam's total accesses amounted to 111.5 million as of June 30, 2023 (+1.3% year-on-year), as a result of the increase in mobile and FTTH accesses.
Mobile accesses amounted to 96.3 million, increasing by 1.9% y-o-y mainly due to the higher postpay customer base.
•Contract accesses increased by 3.5% year-on-year due to the increase in accesses in Mexico (+16.6%), Colombia (+5.6%) and Peru (+3.4%), partially offset by the decrease in Venezuela (-2.0%). This evolution was mainly driven by the commercial activity recovery and the attractive commercial offers.
•Prepay accesses increased by 0.3% year-on-year, with a net gain of 50 thousand accesses as of June 30, 2023. The year-on-year accesses evolution was greatly impacted by the gain of accesses in Colombia (+440 thousand accesses), Chile (+434 thousand accesses) and Venezuela (+151 thousand accesses) due to churn control. The year-on-year increase was partially offset by an access decrease in Perú (-817 million accesses), and to a lesser extent in México (-34 thousand accesses) and Argentina (-26,5 thousand accesses).
Fixed accesses stood at 6.0 million as of June 30, 2023 (-8.8% year-on-year) with a net loss of 312,1 thousand accesses due to the continued erosion of the traditional fixed business.
Fixed broadband accesses amounted to 6.1 million as of June 30, 2023 (+4.5% year-on-year). The penetration of FBB accesses over fixed accesses stood at 100.9% (+12.8 p.p. y-o-y), as a result of the focus on Ultra Broadband (UBB) deployment in the region reaching 5.4 million connected accesses (+14.3% y-o-y) and 20.6 million premises. The penetration of UBB accesses over fixed broadband accesses stood at 88.9% (+7.6 p.p. y-o-y).
Pay TV accesses stood at 2.9 million as of June 30, 2023, with a decrease of -1.9% y-o-y with a net gain of 511 thousand accesses, mainly as a result of the increase in IPTV accesses (+176,1 thousand accesses), in which the Company is placing strategic focus. This evolution is partially offset by the lower Direct-To-Home (DTH) technology accesses (-78.8 thousand accesses) due to the change in commercial strategy as well as the lower cable access base (-96.8 thousand accesses).

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The table below shows the evolution of the results in Telefónica Hispam of the first half of 2023 compared to the first half of 2022:

Millions of euros
TELEFÓNICA HISPAM	June 2022	June 2023	% Reported YoY	% Organic YoY
Revenues	4,526	4,489	(0.8%)	0.5%
Mobile Business	2,944	2,981	1.2%	0.6%
Handset revenues	736	788	7.1%	3.9%
Fixed Business	1,582	1,508	(4.7%)	0.4%
OIBDA	1,094	798	(27.0%)	(4.5%)
Depreciation and amortization	(922)	(821)	(11.0%)	(7.6%)
Operating income (OI)	172	(23)	c.s.	49.7%
CapEx	429	337	(21.4)%	0.8%
OIBDA-CapEx	665	461	(30.7%)	(6.9%)

The table below shows the first half of 2023 and 2022 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement items and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA HISPAM JUNE 2023	% Reported YoY	% Organic YoY	Exchange rate effect	Capital gains/losses on sale of businesses	Reported var. in hyperinfla-tionary countries	Restruc-turing costs	Spectrum acqui-sition	Transfor-mation T.Mexico
Revenues	(0.8%)	0.5%	0.4	—	(1.8)	—	—	—
OIBDA	(27.0%)	(4.5%)	(0.4)	(16.8)	(6.9)	1.0	—	—
Depreciation and amortization	(11.0%)	(7.6%)	(0.4)	—	(1.4)	—	—	(1.7)
Operating Income (OI)	c.s.	49.7%	(0.5)	(106.7)	(36.5)	6.5	—	9.1
CapEx	(21.4%)	0.8%	0.3	—	2.9		(25.1)	—
OIBDA-CapEx	(30.7%)	(6.9%)	(0.9)	(27.6)	(13.2)	1.7	16.2	—
Results discussion
Revenues amounted to 4,489 million euros in the first half of 2023, decreasing 0.8% year-on-year in reported terms. This decrease was attributable to the reported variation of companies in hyperinflationary countries (-1.8 p.p.) and partially compensated by foreign exchange effects (+0.4 p.p.). In organic terms, revenues increased by 0.5% year-on-year, mainly driven by revenue growth due to handset sales, post-paid B2C (Business to Customer) revenues and higher B2B (Business to Business) service revenues, as well as the increase in broadband and new services revenues.
Mobile business revenues amounted to 2,981 million euros in the first half of 2023, increasing 1.2% year-on-year in reported terms. This increase was due to foreign exchange effects (+1.4 p.p.), negatively impacted by the reported variation of companies in hyperinflationary countries (-0.7 p.p.). In organic terms, mobile business revenues increased by 0.6% year-on-year, mainly driven by revenues growth in handset sales because of the commercial activity recovery and higher post-paid revenues in B2C (Business to Customer). The performance by country was:
•In Argentina, mobile revenues amounted 699 million euros in the first half of 2023, decreasing 3.6% year-on-year in reported terms. Excluding the impact of foreign exchange effects (-97.1 p.p.) mobile revenues increased 93.5% year-on-year mainly due to higher post-paid and prepaid revenues in B2C (Business to Customer) because of the increase in accesses, tariff increases and higher handset sales revenues.
•In Chile, mobile revenues amounted 516 million euros in the first half of 2023, increasing 6.8% year-on-year in reported terms. Excluding the impact of foreign exchange effects, which increased growth by 3.7 percentage points, mobile revenues increased 3.1%

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year-on-year, mainly due to higher handset sales revenues and post-paid revenues.
•In Peru, mobile revenues amounted 410 million euros in the first half of 2023, decreasing 7.0% year-on-year in reported terms, benefiting from the foreign exchange effects which increased growth by 1.4 percentage points. Excluding this impact, mobile revenues decreased 8.4% year-on-year, mainly driven by the increased competition in post-paid with a lower ARPU, lower prepaid commercial activity and lower handset sales revenues.
•In Colombia, mobile revenues amounted 385 million euros in the first half of 2023, decreasing 14.6% year-on-year in reported terms. Excluding the impact of the foreign exchange effects (-13.5 p.p.), the revenues decreased (-1.1% p.p.) impacted by regulatory mobile-mobile interconnection changes in the lower prepay and handset revenues due to lower commercial activity; partially offset by higher postpay and international roaming revenues.
•In Mexico, mobile revenues amounted 625 million euros in the first half of 2023, increasing 17.2% year-on-year in reported terms. Excluding the impact of the foreign exchange effects (+13.3 p.p.), these revenues increased by 3.9% due to higher service revenues because of the good performance in prepaid B2C (Business to Customer) driven by a better commercial offer and higher post-paid B2C (Business to Customer) maintaining the good level of commercial activity.
Fixed business revenues amounted 1,508 million euros in the first half of 2023, decreasing 4.7% year-on-year in reported terms. This decrease was attributable to the reported variation of companies in hyperinflationary countries (-3.5 p.p.) and due to foreign exchange effects (-1.6 p.p.).
Excluding these impacts these revenues increased 0.4% driven by higher broadband and new services in Colombia and Chile that offset the lower fixed revenues in Peru.
OIBDA reached 798 million euros in the first half of 2023, decreasing 27.0% year-on-year in reported terms (-4.5% in organic terms).
Depreciation and amortization amounted to 821 million euros in the first semester of 2023, decreasing 11.0% year-over-year in reported terms (-7.6% in organic terms), mainly impacted by the lower amortization base in Telefónica México.
Operating loss was -23 million euros in the first half of 2023 (compared to the operating income of 172 million euros in the first half of 2022). This variation is mainly explained by the higher capital gain in fiber asset sales in Colombia in 2022 and the reported variation of companies in hyperinflationary countries. In organic terms, the year-on-year change in Operating Income was positively affected by higher revenues and lower depreciation and amortization.
Below is additional information by country:
•In Argentina, operating loss was -141 million euros in the first half of 2023 (operating loss of -85 million euros in the first half of 2022), mainly as a result of lower revenues.
•In Chile, operating income was 17 million euros in the first half of 2023, decreasing -83.6% year-on-year in reported terms from 104 million euros of operating income in the first half of 2022, which was mainly due to the capital gain on the sale of the data center in the first half of 2022 and the increase in depreciation and amortization that exceed the increase in revenues.
•In Peru, operating income was 3 million euros in the first half of 2023 decreasing -66.0% year-on-year in reported terms compared to an operating income of 10 million euros in the first half of 2022. This decrease is mainly due to lower revenues.
•In Colombia, operating income reached 25 million euros in the first half of 2023 decreasing -88.5% year-on-year in reported terms compared to an operating income of 214 million euros in the first half of 2022, due to the higher capital gain in fiber asset sales in 2022 that exceeds the lower depreciation and amortization.
•In Mexico, operating loss was -17 million euros in the first half of 2023 (compared to an operating loss of -115 million euros in the first half of 2022). The better performance was due in part to the lower depreciation and amortization base, due to the transformation of the operational model in Telefónica Mexico.

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•
Committed to Sustainable Development
Our sustainability objectives are embedded in our business strategy and aligned with the United Nations Sustainable Development Goals (UN SDGs), as demonstrated by these examples of our progress in the first half of 2023.
“E” Environmental: Building a greener future
Key targets:

•Net-zero emissions by 2040, including the value chain. Interim target: reduce Scope 1 + 2 emissions by 90% and neutralise 10% unabated emissions by 2025 in core markets. Objectives validated by SBTi.
•100% renewables by 2030.
•Zero-waste by 2030.
H1 progress:
Reducing emissions across the value chain (SDG #7, #12, #13):
•Entered the final phase of fixed network migration to fibre in Spain, reducing overall environmental impact per PB of traffic (energy and other material sources) by 94%.
•CDP has ranked Telefónica as a Supplier Engagement Leader (for 4th consecutive year) on Scope 3 emissions reduction efforts.
Fostering renewables (SDG #11, #12, #13):
•A further 11 Distributed Generation plants were put into operation in Brazil, bringing the total to 59 (85 planned).
• 1 additional PPA was signed in Germany.
Promoting the Circular Economy (SDG #12):
•Committed to recover at least 20% of mobile devices sold through own channels by 2030 and recycle and reuse 100% of devices collected, as well as boosting take-back schemes, in line with the latest GSMA initiative.
“S” Social: Helping society to thrive
Key targets:

•Expand connectivity with >90% rural mobile broadband coverage in core markets by 2024.
•33% women executives by 2024.
•Zero adjusted gender pay gap by 2024 (i.e., equal pay for jobs of equal value).
H1 progress:
Connecting communities (SDG #9, #10):
•Ongoing 4G/5G and UBB/fibre rollouts (e.g., 169.7m premises passed at H1); new fibreCo in Peru.
•More than 3.3m people now connected with 4G across around 16k remote areas in Peru via ‘Internet for All’.
•Telefónica ranked #1 in the Digital Inclusion Benchmark, carried out by World Benchmarking Alliance. In lead position for 2nd consecutive year.
Driving diversity & inclusion (SDG #5, #8):
•First VMO2 UK Gender & Ethnicity Pay Gap report published in the first quarter.
•Well on track to achieving 2024 target with over 32% female executives across Group as of June 2023.
Promoting employability (SDG #4, #8)
•During H1 2023, T- Foundation helped to boost the employment prospects of ~1.2m beneficiaries through its digital skills training and career guidance programmes.
“G” Governance: Leading by example
Key targets:

•Gender parity1 in main governing bodies by 2030.
•Zero tolerance of corruption.
1 Parity defined as not less than 40% of each gender represented

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•30-35% of financing2 linked to sustainability criteria by 2024.
H1 progress:
Financing linked to sustainability criteria (SDG #5 #7, #8, #9, #13):
•Leading the sector with €17bn financing linked to sustainability criteria.
•Telefónica received the GlobalCapital award for ‘Most Impressive Corporate Hybrid Bond Issuer', in recognition of our leadership, innovation and adaptation in a challenging market.
Implementing best practices in Corporate Governance (SDG #16):
•All resolutions proposed by the Board of Directors were approved at the 2023 General Shareholder’s Meeting.
Protecting customers (SDG #9, #16):
•Expanding scope of certifications for cybersecurity systems in Brazil (ISO 27001).
•Blocked more than 533m cybersecurity threats (malicious connection attempts) as part of the 'Conexión Segura' service offered for free to customers in Spain.
Telefónica continues to work across the three pillars of ESG to improve our performance and, ultimately, our value.
2 Financing linked to sustainability criteria includes balance sheet debt, hybrids and undrawn committed credit lines based on ICMA sustainable bond principles, LMA Sustainability Linked Loan Principles and other ESG criteria. Not necessarily linked to EU Taxonomy aligned activities.

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Risk Factors
The Telefónica Group's business is affected by a series of risk factors that affect exclusively the Group, as well as a series of factors that are common to businesses of the same sector. The main risks and uncertainties faced by Telefónica, which could affect its business, financial condition, results of operations and/or cash flows are set out below and must be considered jointly with the information set out in the consolidated financial statements.
These risks are currently considered by the Telefónica Group to be material, specific and relevant in making an informed investment decision in respect of Telefónica. However, the Telefónica Group is subject to other risks that have not been included in this section based on the Telefónica Group's assessment of their specificity and materiality based on the Telefónica Group's assessment of their probability of occurrence and the potential magnitude of their impact. The assessment of the potential impact of any risk is both quantitative and qualitative considering, among other things, potential economic, compliance, reputational and environmental, social and governance ("ESG") impacts.
The Telefónica Group, taking into account the global risks identified by the World Economic Forum, as well as the increase in legal information requirements and the expectations of stakeholders in this area, monitors risks directly related to sustainability, as well as other risks with potential impact on ESG, highlighting those most relevant in the context of Telefónica's operation, including the adaptation to ESG expectations and information requirements, and climate change.
Risks are presented in this section grouped into four categories: business, operational, financial, and legal and compliance.
These categories are not presented in order of importance. However, within each category, the risk factors are presented in descending order of importance, as determined by Telefónica at the date of this document. Telefónica may change its vision about their relative importance at any time, especially if new internal or external events arise.
Risks related to the Business Activities
Telefónica's competitive position in some markets could be affected by the evolution of competition and market consolidation.
The Telefónica Group operates in highly competitive markets and it is possible that the Group may not be able to market its products and services effectively or respond successfully to the different commercial actions carried out by its competitors, causing it to not meet its growth and customer retention plans, thereby jeopardizing its future revenues and profitability.
The reinforcement of competitors, the entry of new competitors (either telecommunication companies or providers of OTT Services), or the merger of operators in certain markets (for example, market consolidation in the United Kingdom following a potential merger of mobile operators Vodafone UK and Three UK, and the potential Orange and Más Movil merger in Spain), may affect Telefónica’s competitive position, negatively affecting the evolution of its revenues and market share or increasing its costs. In addition, changes in competitive dynamics in the different markets in which the Telefónica Group operates, such as in Chile, Colombia, Peru and Mexico, where there are aggressive customer acquisition offers, including unlimited data and discounts on certain services, among others, can affect the competitive position and the efficiency of Telefónica’s operations. Regarding digital services, the speed of technological evolution and changes in demand favouring the appearance of players in the market (lower scale players) specializing in certain segments, and with agile business models, can pose a threat for the business model of the Telefónica Group.
If Telefónica is not able to successfully face these challenges, ensuring a supply of cutting-edge technology products and services and maintaining its competitiveness against other current or future players, the Group's business, financial condition, results of operations and/or cash flows could be adversely affected.
The Group requires government concessions and licenses for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.
The telecommunications sector is subject to a sector-specific regulations. The fact that the Group's business is highly regulated affects its revenues, operating income before depreciation and amortization ("OIBDA") and investments.
Many of the Group’s activities (such as the provision of telephone services, Pay TV, the installation and operation of telecommunications networks, etc.) require licenses, concessions or authorizations from governmental authorities, which typically require that the Group satisfies certain obligations, including minimum specified quality levels, and service and coverage conditions. If the Telefónica Group breaches any of such obligations it may suffer consequences such as economic fines or, other measures that would affect the continuity of its business. In addition, in certain jurisdictions, the terms of granted licenses may

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be modified before the expiration date of such licenses or, at the time of the renewal of a license, new enforceable obligations could be imposed or the renewal of a license could be refused.
Additionally, the Telefónica Group could be affected by the regulatory actions of antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or impose heavy fines. Any such measures implemented by the antitrust authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of some of its businesses.
Any of the foregoing could have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Access to new concessions/ licenses of spectrum.
The Group requires sufficient spectrum to offer its services. The Group's failure to obtain sufficient or appropriate spectrum capacity in the jurisdictions in which it operates, or its inability to assume the related costs, could have an adverse impact on its ability to maintain the quality of existing services and on its ability to launch and provide new services, which may materially adversely affect Telefónica’s business, financial condition, results of operations and/or cash flows.
The intention of the Group is to maintain current spectrum capacity and, if possible, to expand it, through the participation of the Group in spectrum auctions which are expected to take place in the next few years, which will likely require cash outflows to obtain additional spectrum or to comply with the coverage requirements associated with some of the related licenses.
In Spain, the Ministry of Economic Affairs and Digital Transformation has approved in June 2023 a modification of the National Frequency Allocation Table (“CNAF”), allowing for the possibility of making available 450 MHz of the 26 GHZ spectrum band, to companies, industries and organizations operating in a specific sector, that deploy private networks to support their connectivity needs (verticals). This could mean more competition in the private corporate network segment. Additionally, the revision of the CNAF established the modification of spectrum caps in the frequency bands 700, 800, 900, 1800, 2100, 2600 and 3500 MHz, in order to provide operators (including Telefónica) with greater spectrum capacity in these bands.
In the UK, in March 2023, the Office of Communications ("Ofcom") launched a public consultation on opening access to the 26 GHz and 40 GHz bands for mobile use. This is the second of a series of detailed consultations on the award, with a process possible towards the middle of 2024 at the earliest. The consultation focused on award design.
In Latin America, several auction processes are expected in the near term: (i) in Colombia, in December 2022, the Ministry of Information Technologies and Communications (“MinTIC”) asked the industry to express their interest in participating in a possible auction for the spectrum that remains available in the 700 MHz, 1900 MHz and 2500 MHz bands as well as for 5G spectrum (3.5 GHz and 26 GHz bands). In such expression of interest, which is non-binding, Telefónica expressed its interest in obtaining spectrum in all the proposed bands except 26GHz. In its expression of interest Telefónica also highlighted the need to delay all spectrum auctions until the review on the spectrum pricing methodology currently underway is completed, and there is an alignment between spectrum cost and its value generation capacity, and until measures to avoid an excessive control of this resource by the dominant operator are defined. Recently, the MinTIC announced its intention to move forward with the 5G spectrum auction in the last quarter of 2023, setting December 20, 2023 as the date for the auction. The MinTIC has also announced that it will be in a multiband process, in which 5G spectrum will be auctioned at the same time as spectrum available in other bands (not yet determined); (ii) in Peru, on June 9, 2023, the auction of the AWS-E (1700-2100) band and 2300 MHz bands, took place. Telefónica did not participate in the process. With regards to 5G and the spectrum auction for the 3.5 GHz Telefónica has sent comments to the spectrum reorganization and auction consultation document published by the Ministry of Transportation and Communications (MTC), asking for adequate conditions. There is still no decision adopted by the government for the 3.5GHz and 26GHz auction. s; and (iii) in Argentina, the government has made public its intention to auction 5G spectrum in 2023, but no specific date for the process has been published. Pursuant to Resolution 2385/2022 published on December 28, 2022, the Ente Nacional de Comunicaciones approved the General Rules for Intelligent and Reliable Telecommunications Services that preliminarily sets the conditions for the implementation of 5G in Argentina.
Existing licenses: renewal processes and modification of conditions for operating services.
The revocation or failure to renew the Group’s existing licenses, authorizations or concessions, or any challenges or amendments to their terms, could materially adversely affect Telefónica’s business, financial condition, results of operations and/or cash flows.
In Spain, and in accordance with the second transitory provision of Law 11/2022, of 28 June, on General Telecommunications, Telefónica requested the Administration to extend the duration of its spectrum

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licenses up to a maximum of 40 years. In this context, the Ministry of Economic Affairs and Digital Transformation has launched a public consultation on the modification of current spectrum licenses of Telefónica and other operators. The final decision could be adopted in third quarter of 2023.
In Germany, in the allocation procedure for the frequencies at 800 MHz, 1800 MHz and 2.6 GHz, which will partially expire at the end of 2025, the Bundesnetzagentur has submitted a position paper for consultation as a follow-up to an initial survey of demand. In the position paper, it considers a spectrum scarcity to be obvious and is considering an auction as the award format. In order to reflect the importance of the 800 MHz band for mobile coverage, the Bundesnetzagentur proposes a swap in the term of the frequencies to be awarded at 800 MHz with an equal amount of 900 MHz frequencies. The frequencies at 900 MHz, 1800 MHz and 2.6 GHz would then be auctioned off. The frequencies at 800 MHz would have a term until the end of 2033. Another consultation in the spectrum allocation procedure is expected at the end of 2023.
In the UK, mobile spectrum licenses are generally indefinite in term, subject to an annual fee after a fixed period (usually 20 years) from the initial auction. There are no fee decisions now pending until 2033, when it will be applicable for VMO2’s 800 MHz licenses.
With respect to Latin America:
In Brazil, the Agencia Nacional de Telecomunicações ("ANATEL") approved on February 8, 2021 Resolution 741/2021 which sets the Regulation for the Adaptation of Fixed Commuted Telephony Service ("STFC") concessions. ANATEL has presented an estimated value for calculating the migration balancing from the concession to the authorization regime, which on March 22, 2023 was validated by the Federal Court of Accounts (the “TCU”). However, the TCU requires ANATEL to consider the market value for the valuation of reversible assets. The process is now with ANATEL to evaluate the balance of the adequacy of the service (form the concession to the authorization) based on the conditions formulated by the TCU. There is a risk that consensus between the parties on the migration calculation may not be reached. In any case, if a decision is made by Telefónica not to migrate, the STFC concession held by Telefónica will remain in force until December 31, 2025. In addition, Resolution 744/2021 of April 8, 2021 (the “Continuity Regulation”) establishes that, at the end of the life of the concession contracts, the transfer of the right of use of shared-use assets will be guaranteed under fair and reasonable economic conditions, in the event that the granting authority or the company that succeeds the provider wishes to make use of these assets to maintain the continuity of the provision of STFC under the public regime. In relation to the process that is being carried out before the Federal Court of Accounts, the technical area of the Court proposed the revision of the Continuity Regulation's terms so that it provides for the reversion to the concessionaires of the assets used in the provision of STFC. This proposal is still subject to deliberation by the Plenary of the Court of Accounts.
Regarding the extension of the 850 MHz band authorizations, ANATEL agreed to extend the current authorizations for the use of radio frequencies in Bands A and B, proposing their approval, on a primary basis, until November 29, 2028, if the legal and regulatory requirements are met. However, specific conditions for renewal, including those related to the valuation criteria and obligations, were challenged by the affected service providers, including Telefónica. After ANATEL dismissed the appeals filed by the providers, ANATEL referred the case to TCU, and in September 2022, TCU decided that the possibility of successive extensions brought by Law 13.879/19 should be considered as an exception, applicable only when certain requirements are met (art. 167 of Law 13.879/19 and article 12 of decree 10.402/20). Telefónica appealed that decision, defending the successive extension of licenses as a rule and not as an exception, in accordance with Law 13.879/19. However, the TCU maintained its understanding. In November 2022, ANATEL published Resolution n° 757/2022 establishing the possibility of extending licences of use in respect of the 850 MHz band until 2028 and the 900 MHz and 1.8 GHz bands until 2032, when ANATEL intends to carry out, respectively, a refarming action.
Nevertheless, 900 MHz band authorizations that were in its first renewal period (with the exception of Minas Gerais) were not renewed in April 2023, because it was not possible to prove the efficient use of this spectrum to ANATEL, since the low capacity associated with this band (2.5+2.5 MHz) imposes limitations on its effective use. The non-renewal of these 900 MHz licenses does not impact the services currently provided by Telefónica. The process of second extension of the Telefónica’s licenses in the 900 MHz and 1.8 GHz bands in the state of Minas Gerais, which also expired in April 2023, is ongoing in ANATEL. Telefónica continues to make temporary use of these bands, without prejudice to the services provided, until ANATEL resolves the second extension on a primary basis.
In Peru, an arbitration process was started by the Telefónica, to challenge the decision adopted by the MTC, denying the renewal of concessions for the provision of fixed-line services, valid until 2027, which ended with a favourable award for Telefonica. The award recognizes that the methodology applied to assess compliance with the concession obligations in the concession renewal process was not in accordance with the provisions of the concession contract. The MTC, following this award, must issue a new regulation for renewals in a period of time yet to be determined.

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Nevertheless, Telefónica del Perú S.A.A. holds other concessions for the provision of fixed-line services that allow it to provide these services beyond 2027. The renewal of the 1900 MHz band in all of Peru, except for Lima and Callao, which expired in 2018, and of other licenses to offer telecommunications services were requested by the Group and a decision by the MTC, is still pending. Nevertheless, these concessions are valid while the procedures are in progress.
In Colombia, on June 1, 2023, Telefonica submitted the renewal request of 30 MHz of spectrum in the AWS band that expires in December 2023. In addition, some spectrum in the 850 MHz and 1900 MHz bands license will expire in 2024. The renewal must be requested six months before the termination.
In Argentina, in connection with Decree of Necessity and Urgency 690/2020 ("DNU 690/2020"), Telefónica de Argentina, S.A. and Telefónica Móviles Argentina, S.A. (collectively, "Telefónica Argentina") filed a lawsuit against the Argentine State, in relation to a series of contracts for licenses to provide services and spectrum use authorizations entered into between Telefónica Argentina and the Argentine State, including the licenses resulting from the 2014 spectrum auction. These contracts and their regulatory framework stated that the services provided by Telefónica Argentina were private and prices would be freely set by Telefónica Argentina. However, DNU 690/2020, by providing that the services will be "public services" and that prices will be regulated by the Argentine State, substantially modifies the legal status of those contracts, affecting the compliance with their obligations and substantially depriving Telefónica Argentina of essential rights derived from those contracts. The lawsuit was rejected in September 2021 and Telefónica Argentina appealed this decision. On December 17, 2021, the first instance ruling was revoked and the application of articles 1º, 2º, 3º, 5º and 6º of DNU 690/2020 and Resolutions 1666/2020, 204/2021 and 1467/2020 (relating to the control of tariffs and the universal basic service) was suspended for six months or until the final decision is adopted. On June 10, 2022, the Federal Contentious Administrative Court extended the precautionary suspension of the effects of DNU 690/2020 for an additional six months in Telefónica's favor. On December 27, 2022, the Federal Contentious Administrative Court extended the precautionary suspension of the effects of DNU 690/2020 for another six months in Telefónica's favor. in favour of Telefónica. During this period, Telefónica Argentina will not be subject to the provisions contained in the DNU 690/2020 in relation to price and public service regulations.
In Ecuador, Telefónica will renew in 2023 the concession contract that authorizes the provision of telecommunication services and includes the spectrum licenses (25 MHz in the 850 MHz band and 60 MHz in the 1900 MHz band).
In relation to 5G, in Europe (Spain, Germany and the United Kingdom) Telefónica is deploying 5G in the frequency bands identified as "pioneering" by the European Commission (3.5 GHz and 700 MHz) acquired in recent years. Additionally, technological migration to 5G is being carried out in the traditional 2G/3G/4G bands using Dynamic Spectrum Sharing (DSS) technology to make the use of the spectrum more efficient, based on user demand. In Chile and Brazil, 5G is being introduced in the spectrum recently acquired in the 3.5 GHz band, while in the rest of the countries, spectrum for the implementation of 5G has not yet been auctioned, except for Uruguay.
During the first half of 2023, the Group’s consolidated investment in spectrum acquisitions and renewals amounted to 12 million euros, (132 million euros in the same period of 2022, mainly due to the acquisition of spectrum in Colombia). In the event that the licenses mentioned above are renewed or new spectrum is acquired, it would involve additional investments by Telefónica.
Further information on certain key regulatory matters affecting the Telefónica Group and the concessions and licenses of the Telefónica Group can be found in Appendix VI of the Consolidated Financial Statements and Appendix II of the condensed consolidated interim financial statements for the six-months ended June 30, 2023.
Telefónica could be affected by disruptions in the supply chain or international trade restrictions, or by the dependency on its suppliers.
The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets with a high concentration in a small number of suppliers, poses risks that may affect Telefónica’s operations. In the event that a participant in the supply chain engages in practices that do not meet acceptable standards or does not meet Telefónica’s performance expectations (including delays in the completion of projects or deliveries, poor-quality execution, cost deviations, reduced output due to the suppliers own stock shortfalls, or inappropriated practices), this may harm Telefónica's reputation, or otherwise adversely affect its business, financial condition, results of operations and/or cash flows. Further, in certain countries, Telefónica may be exposed to labor contingencies in connection with the employees of such suppliers.
As of June 30, 2023, the Group depended on three handset suppliers (none of them located in China) and five network infrastructure suppliers (two of them located in China), which, together, accounted for 86% and 80%, respectively, of the aggregate value of

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contracts awarded in the first six months of 2023 to handset suppliers and network infrastructure suppliers, respectively. One of the handset suppliers represented 39% of the aggregate value of contracts awarded in the first six months of 2023 to handset suppliers.
As of June 30, 2023, the Telefónica Group had more than 90 information system ("IT") providers that accounted for 80% of the total amount of IT purchase awards made as of that date, five of them representing 26% of purchases in that area.
If suppliers cannot supply their products to the Telefónica Group within the agreed deadlines or such products and services do not meet the Group's requirements, this could hinder the deployment and expansion plans of the network. This could in certain cases affect Telefónica's compliance with the terms and conditions of the licenses under which it operates, or otherwise adversely affect the business and operating results of the Telefónica Group.
In addition, the possible adoption of new protectionist measures in certain parts of the world, including as a result of trade tensions between the United States and China, and/or the adoption of lockdown or other restrictive measures as a result of the COVID-19 pandemic or any other crisis or pandemic, as well as those derived from geopolitical tensions such as the current war in Ukraine, could disrupt global supply chains or may have an adverse impact on certain of Telefónica's suppliers and other players in the industry.
The semiconductor industry in particular is facing various challenges, as a result mainly of supply problems at a global level, which in turn is affecting multiple sectors (including technology) through delivery delays and price increases, which could affect the Telefónica Group or others who are relevant to its business, including its customers, suppliers and partners. During 2021, 2022 and the first half of 2023 a specific monitoring has been carried out and action plans have been developed by the Group with respect to the supply chain challenges resulting from the COVID-19 pandemic, the armed conflict in Ukraine as well as the potential discontinuation of use of some suppliers as a result of tensions between the United States and China. Although during the last years the semiconductor industry and raw materials in general have suffered many stresses, Telefónica's supply chain has been resilient, maintaining a continuous flow of materials and ensuring our services and commercial activity, without significant consequences, but this may change in the future.
Regarding the sale of digital services, a business in which the Telefónica Group has an active participation integrating services on third-party technologies, it is critical to maintain and achieve the highest levels of accreditation of Telefónica Group's network of strategic partners, which requires having a continuous and intense process of certification of the Telefónica Group's professionals that accompanies the technological evolution at the appropriate speed.
The imposition of trade restrictions and any disruptions in the supply chain, such as those related to international transport, could result in higher costs and lower margins or affect the ability of the Telefónica Group to offer its products and services and could adversely affect the Group's business, financial condition, results of operations and/or cash flows.
Telefónica operates in a sector characterized by rapid technological changes and it may not be able to anticipate or adapt to such changes or select the right investments to make.
The pace of innovation and Telefónica's ability to keep up with its competitors is a critical issue in a sector so affected by technology such as telecommunications. In this sense, significant additional investments will be needed in new high-capacity network infrastructures to enable Telefónica to offer the features that new services will demand, through the development of technologies such as 5G or fiber.
New products and technologies are constantly emerging that can render products and services offered by the Telefónica Group, as well as its technology, obsolete. In addition, the explosion of the digital market and the entrance of new players in the communications market, such as mobile network virtual operators ("MNVOs"), internet companies, technology companies or device manufacturers, could result in a loss of value for certain of the Group's assets, affect the generation of revenues, or otherwise cause Telefónica to have to update its business model. In this respect, revenues from traditional voice businesses are shrinking, while revenues from connectivity, fixed and mobile-Internet are increasing. Also, looking for new revenues sources in order to diversify and thus mitigate part of this risk, Telefónica offers new digital services, such as Internet of Things (IoT), cybersecurity, big data and cloud services among others. Although these services still have a lower weight in Telefónica's total revenues, these revenues grew in double digits as of June 30, 2023.
One of the technologies currently being developed by telecommunications operators, including Telefónica (in Spain and Latin America), is the new FTTx type networks which allow the offering of broadband accesses over fiber with high performance. However, the deployment of such networks, in which the copper of the access loop is totally or partially replaced by fiber, requires high levels of investment. In Spain, Telefónica is going to switch off all copper access loop as of April 2024. In Spain, Telefónica is going to switch off all copper access loop as of April 2024. As of June 30, 2023, in Spain, fiber coverage reached 28.6 million premises. There is a growing demand for the services

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that these new networks can offer to the end customer. However, the high levels of investment required by these networks result in the need to continuously consider the expected return on investment, and no assurance can be given that these investments will be profitable.
In addition, the ability of the Telefónica Group's IT systems (operational and backup) to adequately support and evolve to respond to Telefónica's operating requirements is a key factor to consider in the commercial development, customer satisfaction and business efficiency. While automation and other digital processes may lead to significant cost savings and efficiency gains, there are also significant risks associated with such transformation processes. Any failure by the Telefónica Group to develop or implement IT systems that adequately support and respond to the Group's evolving operating requirements could have an adverse effect on the Group's business, financial condition, results of operations and/or cash flows.
The changes outlined above force Telefónica to continuously invest in the development of new products, technology and services to continue to compete effectively with current or future competitors. Any such investment may reduce the Group’s profit and margins and may not lead to the development or commercialization of successful new products or services. To contextualize the Group’s total research and development effort, the total expenditure in the first half of 2023 was 344 million euros (295 million euros in the first half of 2022, ) representing 1.7% of the Group’s revenues (1.5% in the first half of 2022). These figures have been calculated using the guidelines established in the Organization for Economic Co-operation and Development ("OECD") manual.
If Telefónica is not able to anticipate and adapt to the technological changes and trends in the sector, or to properly select the investments to be made, this could negatively affect the Group's business, financial condition, results of operations and/or cash flows.
The Telefónica Group's strategy which is focused on driving new digital businesses and providing data-based services involves exposure to risks and uncertainties arising from data privacy regulation.
The Telefónica Group's commercial portfolio includes products and/or services which are based on the use, standardization and analysis of data, as well as the deployment of advanced networks and the promotion of new technologies related to Big Data, cloud computing, cybersecurity, Artificial Intelligence and IoT.
The large amount of information and data that is processed throughout the Group (related to approximately 383.6 million accesses associated with telecommunications services, IoT services and Pay TV as of June 30, 2023 and an average number of employees of 103,968 in the first half of 2023), increases the challenges of complying with privacy regulations. Moreover, there is a risk that measures adopted in response to these regulations may stifle innovation. Conversely, the Group’s efforts to promote innovation may result in increased compliance risks and, where applicable, costs.
Telefónica is subject to Regulation (EU) 2016/679 of the European Parliament and Council of April 2016, on the protection of natural persons with regard to the processing of personal data and on the free movement of such data ("GDPR"), whose content has become the common standard for all countries where the Telefónica Group operates. In addition, progress continues to be made on the proposal for a future European regulation concerning the respect for privacy and protection of personal data in electronic communications ("e-Privacy Regulation"), which would repeal Directive 2002/58/EC. If approved, this proposal could establish additional and more restrictive rules than those established in the GDPR, with the consequent increase in the risks and costs that this could entail for Telefónica.
Moreover, considering that the Telefónica Group operates its business on a global scale, it frequently carries out international data transfers concerning its customers, users, suppliers, employees and other data subjects to countries outside the EEA that have not been declared to have an adequate level of data protection by the European Commission, either directly or through third parties. In this context, it is particularly relevant to have the necessary controls in place to ensure that such international data transfers are carried out in accordance with the GDPR, in an environment marked by uncertainty on this issue as to the adequate and effective measures to mitigate such risks.
One of the relevant contractual measures to ensure the lawfulness of international data transfers to any country outside the EEA not found by the European Commission to have an adequate level of data protection, is the signing, between the data importer and the data exporter, of the new standard contractual clauses ("SCC") approved by the European Commission according to Implementing Decision (EU) 2021/914 of June 4, 2021. These new SCC, which entered into force on June 27, 2021, repeal the old SCC and include a modular set of clauses for their application according to the data processing role of both the exporter and the importer. Furthermore, the entry into force of the new SCC obliges companies that are going to use them for their transfers to assess and adopt additional measures deemed appropriate for the due protection of the data transferred to the third country. This is because SCC, in general, according to the Court of Justice of the European Union (CJEU), are

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not sufficient for this purpose, as the public authorities of the third country, in accordance with their local regulations, may have the power to access or request access to the data transferred. The additional measures to be adopted are mainly technical such as data encryption, and derive in particular from the impact analysis of each transfer and the country of destination, all following the guidelines issued by the European Data Protection Board in its Recommendations 01/2020. Furthermore, the adoption of the new SCC by the European Commission as the main legal tool for transfers, obliges companies to replace the old SCC, as the old SCC ceased to be legally valid at the end of 2022 in accordance with the aforementioned Implementing Decision. The implementation of the new SCC and their module structure and dispositive parts, which need to be negotiated between data exporters and importers, the obligation to assess and analyze each international transfer, the changing nature of the local regulations of the countries of destination, as well as the obligation to renew all agreements that include the old SCC, pose a challenge for the Group and, with it, a potential risk of non-compliance in the performance of international data transfers in accordance with the GDPR.

With regard to the international data transfer to the United States of America, on October 7, 2022, the U.S. President signed an executive order directing the steps that the United States will take to implement the U.S. commitments to improve the European Union–U.S. Data Privacy Framework in light of the judgment of the CJEU C-311/18. In connection with this U.S. initiative, the European Commission published in December 2022 a draft adequacy decision that would facilitate the transfer of data to the United States of America, which, like its predecessors, the International Safe Harbor Privacy Principles and the EU-U.S. Privacy Shield, is based on a self-regulatory approach, whereby U.S. companies that undertake to comply with the principles set out in the Privacy Framework will be able to self-certify as "adequate undertakings". They will thus be able to import data from the EU to the U.S. if they commit to providing an adequate level of protection to the data transferred.
While this represents an improvement in the regulatory landscape for international data transfers and the risks associated with them, the approval of this new adequacy decision for the United States is subject to the non-binding review by the European Data Protection Committee and the Civil Liberties Committee of the European Parliament, as well as the mandatory and binding approval by the Member States in the Council, which is not expected to occur until mid-2023.
In addition, the United Kingdom's exit from the European Union on January 1, 2021 means that the Group must monitor how its operations and business in the United Kingdom are affected in terms of applicable privacy regulations and, specifically, the flow of data to and from the United Kingdom. The European Commission declared the United Kingdom as a country with an adequate level of data protection according to the Adequacy Decision of June 28, 2021. Accordingly, entities that transfer data between both territories will not be required to adopt additional tools or measures for international transfers. The Adequacy Decision establishes an initial period of validity of four years, which may be extended only if the United Kingdom demonstrates that it continues to ensure an adequate level of data protection.
In Latin America, Law No. 13,709 in Brazil imposes standards and obligations similar to those required by the GDPR, including a sanctioning regime which is in force from August 2021, with fines for non-compliance of up to 2% of the Group's income in Brazil in the last financial year subject to a limit of 50 million Brazilian reais (approximately 10 million euros based on the exchange rate as of June 30, 2023) per infraction, which may increase compliance risks and costs. In addition, in 2022 the Brazilian data protection authority, Autoridade Nacional de Proteção de Dados (ANPD), became an independent agency not linked to the presidency of the Republic, thus providing it with additional autonomy to develop its control and supervision functions.
Furthermore, in Ecuador, the Organic Law on Data Protection has entered into force, aligned with the principles of the European GDPR, although the effectiveness of the sanctioning regime is postponed for a two-year adaptation period which ends in 2023. In addition, Argentina has ratified Convention 108+, which is an international treaty of the Council of Europe which is open to accession by any state outside Europe, and which regulates the protection of the rights of individuals with regard to the automated processing of their data, in a very similar way to the protection granted by virtue of the GDPR. Likewise, in Chile and other territories in the region where Telefónica operates, there are regulatory proposals to bring regulation more in line with the provisions set forth in the GDPR, which may increase compliance risks and costs.
Data privacy protection requires careful design of products and services, as well as robust internal procedures and rules that can be adapted to regulatory changes where necessary, all of which entails compliance risk. Failure to maintain adequate data security and to comply with any relevant legal requirements could result in the imposition of significant penalties, damage to the Group's reputation and the loss of trust of customers and users.
Telefónica's reputation depends to a large extent on the digital trust it is able to generate among its customers and other stakeholders. In this regard, in

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addition to any reputational consequences, it is important to note that, in the European Union, very serious breaches of the GDPR may entail the imposition of administrative fines of up to the larger of 20 million euros or 4% of the infringing company's overall total annual revenue for the previous financial year. Furthermore, once it is approved, the e-Privacy Regulation may set forth sanctions for breaches of it similar to those provided for in the GDPR.
Any of the foregoing could have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Telefónica may not anticipate or adapt in a timely manner to changing customer demands and/or new ethical or social standards, which could adversely affect Telefónica's business and reputation.
To maintain and improve its position in the market vis-à-vis its competitors, it is vital that Telefónica: (i) anticipates and adapts to the evolving needs and demands of its customers, and (ii) avoids commercial or other actions or policies that may generate a negative perception of the Group or the products and services it offers, or that may have or be perceived to have a negative social impact. In addition to harming Telefónica's reputation, such actions could also result in fines and sanctions.
In order to respond to changing customer demands, Telefónica needs to adapt both (i) its communication networks and (ii) its offering of digital services.
The networks, which had historically focused on voice transmission, are evolving into increasingly flexible, dynamic and secure data networks, replacing, for example, old copper telecommunications networks with new technologies such as fiber optics, which facilitate the absorption of the exponential growth in the volume of data demanded by the Group's customers.
In relation to digital services, customers require an increasingly digital and personalized experience, as well as a continuous evolution of the Group's product and service offering. In this sense, new services such as "Living Apps", "Connected Car", "Smart Cities", "Smart Agriculture", "Smart Metering" and "Solar 360" which facilitate certain aspects of the Group's customers' digital lives, are being developed. Furthermore, new solutions for greater automation in commercial services and in the provision of the Group's services are being developed, through new apps and online platforms that facilitate access to services and content, such as new video platforms that offer both traditional Pay TV, video on demand or multi-device access. However, there can be no assurance that these and other efforts will be successful.
In the development of all these initiatives it is also necessary to take into account several factors: firstly, there is a growing social and regulatory demand for companies to behave in a socially responsible manner, and, in addition, the Group's customers are increasingly interacting through online communication channels, such as social networks, in which they express this demand. Telefónica's ability to attract and retain clients depends on their perceptions regarding the Group's reputation and behaviour. The risks associated with potential damage to a brand's reputation have become more relevant, especially due to the impact that the publication of news through social networks can have.
If Telefónica is not able to anticipate or adapt to the evolving needs and demands of its customers or avoid inappropriate actions, its reputation could be adversely affected, or it could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Operational Risks
Information technology is key to the Group's business and is subject to cybersecurity risks.
The risks derived from cybersecurity are among the Group's most relevant risks due to the importance of information technology to its ability to successfully conduct operations. Despite advances in the modernization of the network and the replacement of legacy systems in need of technological renewal, the Group operates in an environment increasingly prone to cyber-threats and all of its products and services are intrinsically dependent on information technology systems and platforms that are susceptible to cyberattacks. Successful cyberattacks could prevent the effective provision, operation and commercialization of products and services in addition to affecting their use by customers. Therefore, it is necessary to continue to identify and remedy any technical vulnerabilities and weaknesses in the Group's operating processes, as well as to strengthen its capabilities to detect, react and recover from incidents. This includes the need to strengthen security controls in the supply chain (for example, by focusing on the security measures adopted by the Group's providers and other third parties), and particularly to ensure the security of the services in the cloud provided by third parties.
Telecommunications companies worldwide face continuously increasing cybersecurity threats as businesses become increasingly digital and dependent on telecommunications, computer networks and cloud computing technologies. As a result of the circumstances brought by the COVID pandemic, remote access and teleworking of employees and collaborators has spread and is now a common practice, increasing the use of cloud services provided

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by third parties; thus, the risks associated with their use, and forcing companies to review the security controls beyond the perimeter of the corporate network. Further, the Telefónica Group is aware of the possible cybersecurity risks arising from the conflict in Ukraine, monitoring cyberattacks that may affect our infrastructure, and maintaining contact with national and international organizations to obtain cyberintelligence information, without having so far detected a significant increase in attacks in our perimeter compared to other previous periods, though this may change in the future. Cybersecurity threats may include gaining unauthorized access to the Group's systems or propagating computer viruses or malicious software, to misappropriate sensitive information like customer data or disrupt the Group’s operations. In addition, traditional security threats, such as theft of laptop computers, data devices and mobile phones may also affect the Group along with the possibility that the Group's employees or other persons may have access to the Group's systems and leak data and/or take actions that affect the Group's networks or otherwise adversely affect the Group or its ability to adequately process internal information or even result in regulatory penalties.
In particular, in the past three years, the Group has suffered several cybersecurity incidents. Attacks during this period include (i) intrusion attempts (direct or phishing), exploitation of vulnerabilities and corporate credentials being compromised; (ii) Distributed Denial of Service (DDoS) attacks, using massive volumes of Internet traffic that saturate the service; and (iii) exploitation of vulnerabilities to carry out fraud in services provided by Telefónica. None of these incidents had material consequences for the Telefónica Group, but this may change in the future.
Although Telefónica seeks to manage these risks by adopting technical and organizational measures as defined in its digital security strategy, such as the use of early vulnerabilities detection, access control, log review of critical systems and network segregation, as well as the deployment of firewalls, intrusion-prevention systems, virus scanners and backup systems, it can provide no assurance that such measures are sufficient to avoid or fully mitigate such incidents. Therefore, the Telefónica Group has insurance policies in place, which could cover, subject to the policies terms, conditions, exclusions, limits and sublimits of indemnity, and applicable deductibles, certain losses arising out of these types of incidents. To date, the insurance policies in place have covered some incidents of this nature, however due to the potential severity and uncertainty about the evolution of the aforementioned events, these policies may not be sufficient to cover all possible losses arising out of these risks.
Climate change, natural disasters and other factors beyond the Group's control may result in physical damage to our technical infrastructure that may cause unanticipated network or service interruptions or quality loss or otherwise affect the Group's business
Climate change, natural disasters and other factors beyond the Group's control, such as system failures, lack of electric supply, network failures, hardware or software failures, or the theft of network elements can damage our infrastructure and affect the quality of, or cause interruption to, the provision of the services of the Telefónica Group, being necessary to manage the business continuity of strategic infrastructures and establish plans for crisis management.
Further, changes in temperature and precipitation patterns associated with climate change may increase the energy consumption of telecommunications networks or cause service disruption due to extreme temperature waves, floods or extreme weather events. These changes may cause increases in the price of electricity due to, for example, reduction in hydraulic generation as a result of recurrent droughts. Further, as a result of global commitments to tackle climate change, new carbon dioxide taxes may be imposed and could affect, directly or indirectly, Telefónica, and may have a negative impact on the Group's operations results. Telefónica analyses these risks in accordance with the recommendations of the Task Force on Climate-Related Financial Disclosures (“TCFD”).
Network or service interruptions or quality loss or climate-related risks could cause customer dissatisfaction, a reduction in revenues and traffic, the realization of expensive repairs, the imposition of sanctions or other measures by regulatory bodies, and damage to the image and reputation of the Telefónica Group, or could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Financial Risks
Worsening of the economic and political environment could negatively affect Telefónica's business.
Telefónica's international presence enables the diversification of its activities across countries and regions, but it exposes Telefónica to diverse legislation, as well as to the political and economic environments of the countries in which it operates. Any adverse developments in this regard, including the mere uncertainty, inflationary pressures, rapid normalization of monetary policy, exchange rate or sovereign-risk fluctuations, as well as growing geopolitical tensions, may adversely affect Telefónica's business, financial position, debt management, cash flows and results of

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operations and/or the performance of some or all of the Group's financial indicators.
Russia’s invasion of Ukraine opened a period that has been characterized by extraordinary uncertainty and the simultaneous concurrence of multiple negative shocks. Inflationary pressures, arising from bottlenecks associated with the rapid recovery from the pandemic, have been exacerbated by two phenomena that are closely related to the Russian invasion; i) the largest energy crisis since 1970s (17.7% of GDP spent on energy in 2022 vs. 10.2% in 2019 in OECD countries) and ii) the highest increase in world food prices in recent history, resulting in inflation rates not seen in the last 40 years. The persistence of shocks led inflationary pressures to become more broad-based, with higher costs increasingly being passed through to the final prices of other goods and services, leading to strong response from central banks (interest rate hikes and liquidity withdrawal) and a significant loss of consumer purchasing power. Further, it is likely that the transmission of past increases in energy prices and other imported goods to final prices has not yet been completed, which will continue to put some upward pressure in the short term. These inflationary pressures have also been contributed to by the increasing wage demands that have been observed at the international level, reflecting both the strength of labor markets, especially those of the main developed economies, and the prevalence (although to a lesser extent than in the past) of wage indexation mechanisms. Moreover, there is a risk that global liquidity reduction and high interest rates could generate greater financial volatility leading to episodes of stress, such as those observed in the United Kingdom, especially if inflation turns out to be more persistent than previously expected. Also, premature monetary easing by central banks could lead to inflationary rebound that could generate a new period of stagflation as in the 1970s. Going forward, elements that could worsen the effects of the current situation include the escalation of the armed conflict and potential disruptions to energy supply and possible further increases in commodity prices, with a potential de-anchoring of inflation expectations and higher-than-expected wage demands, prolonging and amplifying the inflation-recession scenario. As a result of the above, economic growth is expected to decelerate further in the near term, with a significant risk of recession in many parts of the world.
So far, the main European countries where the Group operates have been affected through the price channel (higher commodity prices, intermediate inputs and salary costs, among others), as their trade and financial exposure is limited. However, in Europe there is concern about the energy situation for both this and next winter if climate conditions worsen in the face of a possible gas shortage. Latin America could be affected by lower external demand associated with slower global growth, deteriorating terms of trade and tighter financial conditions.
During the first half of 2023 and 2022, the contribution of each segment to Telefónica Group's total assets was as follows: Telefónica Spain 24.5% (22.5% in the same period of 2022), VMO2 9.9% (10.7 % in the same period of 2022), Telefónica Germany 16.9% (17.1 % in the same period of 2022), Telefónica Brazil 24.4% (23.1 % in the same period of 2022) and Telefónica Hispam 15.0% (15.2% in the same period of 2022). Part of the Group's assets are located in countries that do not have an investment grade credit rating (in order of importance, Brazil, Argentina, Ecuador and Venezuela). Likewise, Venezuela and Argentina are considered countries with hyperinflationary economies in 2023 and 2022.
In the first half of 2023, the contribution of each segment to the Telefónica Group's revenues was as follows (does not include VMO2 that is recorded by the equity method and therefore does not contribute to the consolidated revenues): Telefónica Spain 30.6% (31.7% in the same period of 2022), Telefónica Germany 20.8% (20.3% in the same period of 2022), Telefônica Brazil 23.0% (21.6% in the same period of 2022) and Telefónica Hispam 22.2% (23.3% in the same period of 2022).
The main risks are detailed by geography below:
In Europe, there are several risks of an economic and political nature. First, the development of the armed conflict between Russia and Ukraine constitutes the main risk factor on growth and inflation prospects. Any worsening of the supply of gas, oil or food (such as the total shutdown of flows from Russia) would have a negative impact on their prices with a consequent impact on disposable income. In the medium term, this could lead to a stronger pass-through to final consumer prices, which could result in higher-than-expected wage increases, a persistent rise in inflation expectations and an even tighter monetary policy. All of the above would be added to the economic risks existing prior to the conflict, such as the consequences of an increase in the cost of financing conditions, both for the private and public sectors (more accelerated than expected a few months ago) which could trigger episodes of financial stress. Finally, there is a risk of financial fragmentation in the transmission of monetary policy in the Eurozone, which means that interest rates may react differently in different countries across the Eurozone, leading to differences in the yields of bonds issued by peripheral countries (such as Spain) and those issued by central countries, which would make access to credit more difficult for the former.
•Spain: there are several local sources of risks. One of them stems from the risk that high commodity prices and/or the emergence of second round effects could prolong the inflationary episode with a deeper impact on household income. Secondly, and although the

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disbursement of European funds (NGEU) appears to be gaining traction, further delays or even designing flaws could limit their final impact on GDP growth and employment. In addition, as one of the most open countries in the world, from a commercial point of view, being among the top ten countries in respect of capital outflows and inflows globally, the rise of protectionism and trade restrictions could have significant implications. Lastly, the impact of rising interest rates could be a source of financial stress due to high public indebtedness and lead to a possible correction in the real estate market.
•Germany: the risk of energy shortages has diminished in recent months thanks to Europe's response in terms of diversification of sources and the rapid construction of regasification plants in the country. However, it is not possible to rule out that problems with energy supply may arise again. Gas flows (from Russia via Ukraine) could be lower than expected, consumption could be higher due, for example, to an unusually cold winter, or competition for gas from other countries could increase. On the other hand, there is concern that higher-than-expected wage growth and/or second round effects could lead to a stronger and longer inflationary cycle. As for the medium to long term, there is a risk that a potential escalation of geopolitical tensions could reduce international trade, with a consequent impact on the country’s potential growth, which is dependent on exports. In addition, long-term challenges remain, such as the ageing of the population.
•United Kingdom: a slower disinflationary process than previously expected could weigh on consumption and further depress economic growth. In particular, there is a concern that currently dynamic wage growth could lead to a further increase in the prices of goods and services, preventing inflation rates from normalizing as quickly as anticipated. On the other hand, although the UK economy has few direct trade links with Russia and Ukraine, it is vulnerable to developments in the global energy market as it is the second European economy with the largest share of gas in the energy mix. Finally, the formal exit of the United Kingdom from the European Union on December 31, 2020 (Brexit) has created new barriers to trade in goods and services, mobility and cross-border exchanges, which will entail an economic adjustment in the medium term.
In Latin America, the exchange risk is moderate but may increase in the future. The end of electoral events and rapid central bank actions to contain inflation may, at least partially, limit the impact of external risks (global trade tensions, abrupt movements in commodity prices, concerns about global growth, tightening U.S. monetary policy and financial imbalances in China) and internal risks (managing the monetary normalization and the possible fiscal deterioration).
•Brazil: fiscal sustainability and greater economic interventionism remain the main domestic risks, but they have recently diminished. The new administration has demonstrated its commitment to fiscal sustainability by announcing a new fiscal framework to replace the previous spending cap rule. This framework has already been approved by the Lower House and is expected to be voted and approved by the Senate before the middle of this year, thereby reducing fiscal risks. Furthermore, there are ongoing discussions in Congress regarding another fiscal reform aimed at simplifying the tax system and promoting stronger, sustainable economic growth. This reform is also expected to be approved this year. So far, the economic measures announced by the new administration have helped relieve uncertainty surrounding economic policies, resulting in exchange rate appreciation and upward revision of Brazil's credit rating outlook by the S&P agency. Risks related to inflation and monetary policy have also diminished with the recent institutional compromise with low inflation targets.
•Argentina: macroeconomic and exchange rate risks remain high. The main domestic challenges are achieving the necessary political consensus to reduce the public deficit and rebuilding international reserves in a context of high inflation, and a severe drought that negatively affects agricultural output and exports puts at risk the meeting of targets agreed by the country with the International Monetary Fund which could imply a delay in the organization’s disbursements. All this in a challenging political environment with presidential elections in October of this year and with all outcomes on the table. On the external front, a global slowdown resulting in lower demand for exported products and their prices would imply lower hard currency inflows, which would increase vulnerability to volatility in international financial markets. Finally, the application of unorthodox price control measures and increasing foreign exchange restrictions could affect Telefónica's profitability.

•Chile, Colombia, Peru and Ecuador: these countries are exposed not only to changes in the global economy, given their vulnerability and exposure to changes in commodity prices, but also to tightening of global financial conditions. On the domestic side, existing political instability and the possibility of further social unrest and the resurgence of populism could have a negative impact in both the short and medium term. In this regard, measures that result in excessive growth in public spending that jeopardize fiscal balance could have a negative impact on sovereign credit ratings, further deteriorating local financing conditions. Inflation is becoming more

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persistent than expected, which could limit central banks' ability to respond to an abrupt drop in activity levels and would also increase the risk on financial stability. In political terms, uncertainty decreased in Chile, as the new constituent process is now conducted by conservative parties that are in favor of preserving more of the current institutional and economic pillars. Also in Colombia, the structural reforms promoted by the President are now expected to be less market unfriendly due to the weakening of the government coalition. While in Peru, the President succeeded in calming down the social protests against her installation despite her administration remaining politically weak. The exception would be Ecuador which, after the activation of the clause that dissolved the Congress, automatically called new presidential and legislative elections for August 20, 2023.
As discussed above, the countries where the Group operates are generally facing significant economic uncertainties and, in some cases, political uncertainties. The worsening of the economic and political environment in any of the countries where Telefónica operates may materially adversely affect the Group’s business, financial condition, results of operations and/or cash flows.
The Group has and in the future could experience impairment of goodwill, investments accounted for by the equity method, deferred tax assets or other assets.
In accordance with current accounting standards, the Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the need to introduce changes to the book value of its goodwill (which as of June 30, 2023, represented 17.5% of the Group’s total assets), deferred tax assets (which, as of June 30, 2023, represented 4.5% of the Group’s total assets) or other assets, such as intangible assets (which represented 10.8% of the Group's total assets as of June 30, 2023), and property, plant and equipment (which represented 21.9% of the Group's total assets as of June 30, 2023). In the case of goodwill, the potential loss of value is determined by the analysis of the recoverable value of the cash-generating unit (or group of cash-generating units) to which the goodwill is allocated at the time it is originated, and such calculation requires significant assumptions and judgment. In 2022 impairment losses in other assets of Telefónica Argentina were recognized for a total of 77 million euros. In 2021 impairment losses in the goodwill of Telefónica del Perú were recognized for a total of 393 million euros. In 2022, the analysis of the impairment of the investment in VMO2 revealed that the value in use of the investment continues to be above the book value, although the clearance has been reduced compared to the previous year, so that an increase of approximately 18 basis points over the WACC rate used, or a decrease of approximately one percentage point in the EBITDA margin, would make value in use equal to book value.
In addition, Telefónica may not be able to realize deferred tax assets on its statement of financial position to offset future taxable income. The recoverability of deferred tax assets depends on the Group's ability to generate taxable income over the period for which the deferred tax assets remain deductible. If Telefónica believes it is unable to utilize its deferred tax assets during the applicable period, it may be required to record an impairment against them resulting in a non-cash charge on the income statement. By way of example, in 2021 deferred tax assets corresponding to the tax Group in Spain amounting to 294 million euros were derecognized.
Further impairments of goodwill, deferred tax assets or other assets may occur in the future which may materially adversely affect the Group's business, financial condition, results of operations and/or cash flows.
The Group faces risks relating to its levels of financial indebtedness, the Group's ability to finance itself, and its ability to carry out its business plan.
The operation, expansion and improvement of the Telefónica Group's networks, the development and distribution of the Telefónica Group's services and products, the implementation of Telefónica's strategic plan and the development of new technologies, the renewal of licenses and the expansion of the Telefónica Group's business in countries where it operates, may require a substantial amount of financing.
The Telefónica Group is a relevant and frequent issuer of debt in the capital markets. As of June 30, 2023, the Group's gross financial debt amounted to 38,250 million euros (39,079 million euros as of December 31, 2022), and the Group's net financial debt amounted to 27,479 million euros (26,687 million euros as of December 31, 2022). As of June 30, 2023, the average maturity of the debt was 12.4 years (13.1 years as of December 31, 2022), including undrawn committed credit facilities.
A decrease in the liquidity of Telefónica, or a difficulty in refinancing maturing debt or raising new funds as debt or equity could force Telefónica to use resources allocated to investments or other commitments to pay its financial debt, which could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.
Funding could be more difficult and costly to obtain in the event of a deterioration of conditions in the international or local financial markets due, for example, to monetary policies set by central banks, including

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increases in interest rates and/or decreases in the supply of credit, increasing global political and commercial uncertainty and oil price instability, or if there is an eventual deterioration in the solvency or operating performance of Telefónica.
As of June 30, 2023, the Group's gross financial debt scheduled to mature in 2023 amounted to 2,423 million euros, and gross financial debt scheduled to mature in 2024 amounted to 3,317 million euros.
In accordance with its liquidity policy, Telefónica has covered its gross debt maturities for the next 12 months with cash and credit lines available as of June 30, 2023. As of June 30, 2023, the Telefónica Group had undrawn committed credit facilities arranged with banks for an amount of 11,684 million euros (11,159 million euros of which were due to expire in more than 12 months). Liquidity could be affected if market conditions make it difficult to renew undrawn credit lines. As of June 30, 2023, 4.5% of the aggregate undrawn amount under credit lines was scheduled to expire prior to June 30, 2024.
In addition, given the interrelation between economic growth and financial stability, the materialization of any of the economic, political and exchange rate risks referred to above could adversely impact the availability and cost of Telefónica's financing and its liquidity strategy. This in turn could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.
Finally, any downgrade in the Group’s credit ratings may lead to an increase in the Group's borrowing costs and could also limit its ability to access credit markets.
The Group's financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to interest rates or foreign currency exchange rates.
Interest rate risk arises primarily in connection with changes in interest rates affecting: (i) financial expenses on floating-rate debt (or short-term debt likely to be renewed); (ii) the value of long-term liabilities at fixed interest rates and (iii) financial expenses and principal payments of inflation-linked financial instruments, considering interest rate risk as the impact of changes in inflation rates .
In nominal terms, as of June 30, 2023, 81% of the Group's net financial debt had its interest rate set at fixed interest rates for periods of more than one year. The effective cost of debt related interest payments for the last 12 months excluding leases was 3.47% as of June 30, 2023 compared to 3.96% as of December, 2022. To illustrate the sensitivity of financial expenses to variations in short-term interest rates as of June 30, 2023: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica had a financial position at that date would have led to an increase in financial expenses of 44 million euros, whereas (ii) a 100 basis points decrease in interest rates in all currencies (even if negative rates are reached), would have led to a reduction in financial expenses of 44 million euros. For the preparation of these calculations, a constant position equivalent to the position at that date is assumed of net financial debt.
Exchange rate risk arises primarily from: (i) Telefónica's international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America and the United Kingdom); (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt; and (iii) trade receivables or payables in a foreign currency to the currency of the company with which the transaction was registered. According to the Group's calculations, the impact on results, and specifically on net exchange differences, due to a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies to which the Group is most exposed, against the euro would result in exchange gains of 12 million euros as of June 30, 2023 and a 10% appreciation of Latin American currencies against the U.S. dollar and a 10% appreciation of the rest of the currencies to which the Group is most exposed, would result in exchange losses of 12 million euros as of June 30, 2023. These calculations have been made assuming a constant currency position with an impact on profit or loss as of June 30, 2023 taking into account derivative instruments in place.
In the first half of 2023, the evolution of exchange rates positively impacted the Group's results, increasing, the year-on-year growth of the Group's consolidated revenues and of the OIBDA, both by an estimated 0.2 percentage points, mainly due to the evolution of the Brazilian real (positive impact of 3.8 percentage points and 1.7 percentage points, respectively, in the same period of 2022). Furthermore, translation differences in the first half of 2023 had a positive impact on the Group's equity of 1,325 million euros (1,884 million euros in the same period of 2022).
The Telefónica Group uses a variety of strategies to manage this risk including, among others, the use of financial derivatives, which are also exposed to risk, including counterparty risk. The Group's risk management strategies may be ineffective, which could adversely affect the Group's business, financial condition, results of operations and/or cash flows. If the Group does not effectively manage its exposure to foreign currency exchange rates or interest rates, it may adversely affect its business, financial condition, results of operations and/or cash flows.

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Legal and Compliance Risks
Telefónica and Telefónica Group companies are party to lawsuits, antitrust, tax claims and other legal proceedings.
Telefónica and Telefónica Group companies operate in highly regulated sectors and are and may in the future be party to lawsuits, tax claims, antitrust and other legal proceedings in the ordinary course of their businesses, the outcome of which is unpredictable.
The Telefónica Group is subject to regular reviews, tests and audits by tax authorities regarding taxes in the jurisdictions in which it operates and is a party and may be a party to certain judicial tax proceedings. In particular, the Telefónica Group is currently party to certain tax and regulatory proceedings in Brazil, primarily relating to the ICMS (a Brazilian tax on telecommunication services) and the corporate tax.
Telefónica Brazil maintained provisions for tax contingencies amounting to 498 million euros and provisions for regulatory contingencies amounting to 360 million euros as of June 30, 2023. In addition, Telefónica Brazil faces possible tax contingencies for which no provisions are made (see Note 24 c)- Other Provisions and Note 25-Tax Litigation in Telefónica Brazil, to the Consolidated Financial Statements). Further, the Group makes estimates for its tax liabilities that the Group considers reasonable, but if a tax authority disagrees, the Group could face additional tax liability, including interest and penalties. There can be no guarantee that any payments related to such contingencies or in excess of our estimates will not have a significant adverse effect on the Group’s business, results of operations, financial condition and/or cash flows. In addition to the most significant litigation indicated above, further details on these matters are provided in Notes 25 and 29 to the Consolidated Financial Statements. The details of the provisions for litigation, tax sanctions and claims can be found in Note 24 of the Consolidated Financial Statements.
Telefónica Group is also party to certain litigation in Peru concerning certain previous years' income taxes in respect of which Telefónica has been notified that the judicial resolutions which resolve the contentious administrative processes are unfavorable to the Group and will require it to pay taxes related to prior years. At the end of the relevant proceedings, the Tax Administration, through an administrative act, will determine the amount of the payment obligation. The estimated impact of the aforementioned judicial resolutions is already provisioned in Telefónica's financial statements, with the total provision as of June 30, 2023 amounting to 3,065 million Peruvian soles (approximately 778 million euros at the exchange rate at such date).
An adverse outcome or settlement in these or other proceedings, present or future, could result in significant costs and may have a material adverse effect on the Group's business, financial condition, results of operations and/or cash flows.
Increased scrutiny and changing expectations from stakeholders, evolving reporting and other legal obligations and compliance with the Company's own goals regarding ESG matters, may expose the Company to various risks.
The Telefónica Group may be unable to adapt to or comply with increasingly demanding expectations from analysts, investors, customers and other stakeholders and new regulatory reporting or other legal requirements related to ESG issues, although work is being done to meet these expectations. Further, expectations and requirements may differ from region to region, may be based on diverging calculation or other criteria and may experience material changes as they still are at their emerging phase.
Further, the Group's disclosure of information on its ESG objectives and initiatives in its public reports and other communications (including its CO2 emission reduction targets) subjects it to the risk that it will fail to achieve these objectives and initiatives.
Although Telefónica is working to comply with new ESG reporting requirements, to achieve its objectives, and to meet the expectations of its stakeholders in these matters, if the Company is unable to meet these expectations, fails to adequately address ESG matters or fails to achieve the reported objectives (including its CO2 emission reduction targets), the Telefónica Group’s reputation, its business, financial position, results of operations and/or cash flows could be materially and adversely affected.
The Telefónica Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.
The Telefónica Group is required to comply with the anti-corruption laws and regulations of the jurisdictions where it conducts operations around the world, including in certain circumstances with laws and regulations having extraterritorial effect such as the U.S. Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act of 2010. The anti-corruption laws generally prohibit, among other conduct, providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage or failing to keep accurate books and records and properly account for transactions.
In this sense, due to the nature of its activities, the Telefónica Group is increasingly exposed to this risk,

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which increases the likelihood of occurrence. In particular, it is worth noting the continuous interaction with officials and public administrations in several areas, including the institutional and regulatory fronts (as the Telefónica Group carries out a regulated activity in different jurisdictions), the operational front (in the deployment of its network, the Telefónica Group is subject to obtaining multiple activity permits) and the commercial front (the Telefónica Group provides services directly and indirectly to public administrations). Moreover, Telefónica is a multinational group subject to the authority of different regulators and compliance with various regulations, which may be domestic or extraterritorial in scope, civil or criminal, and which may lead to overlapping authority in certain cases. Therefore, it is very difficult to quantify the possible impact of any breach, bearing in mind that such quantification must consider not only the economic amount of sanctions, but also the potential negative impact on the business, reputation and/or brand, or the ability to contract with public administrations.
Additionally, the Telefónica Group's operations may be subject to, or otherwise affected by, economic sanctions programs and other forms of trade restrictions ("sanctions") including those administered by the United Nations, the European Union, the United States, including by U.S. Treasury Department's Office of Foreign Assets Control and the United Kingdom. The sanctions regulations restrict the Group's business dealings with certain sanctioned countries, territories, individuals and entities and may impose certain trade restrictions, among others, export and/or import trade restrictions to certain good and services. In this context, the provision of services by a multinational telecommunications group, such as the Telefónica Group, directly and indirectly, and in multiple countries, requires the application of a high degree of diligence to prevent the contravention of sanctions (which take various forms, including economic sanctions programs applicable to countries, territories, lists of entities and persons sanctioned or certain trade restrictions). Given the nature of its activity, the Telefónica Group's exposure to these sanctions is particularly noteworthy.
Although the Group has internal policies and procedures designed to ensure compliance with the above mentioned applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that the Group's employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group's policies and procedures (or, otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group, its subsidiaries or they may be ultimately held responsible. In this regard, the Group is currently cooperating with governmental authorities (and, where appropriate, conducting the relevant internal investigations)
regarding requests for information potentially related, directly or indirectly to possible violations of applicable anti-corruption laws. Telefónica believes that, considering the size of the Group, any potential penalty as a result of matters relating to those specific information requests would not materially affect the Group's financial condition.
Notwithstanding the above, violations of anti-corruption laws and sanctions regulations could lead not only to financial penalties, but also to exclusion from government contracts, and the revocation of licenses and authorizations, and could have a material adverse effect on the Group's reputation, or otherwise adversely affect the Group's business, financial condition, results of operations and/or cash flows.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	July 27, 2023	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer for Telefonica, S.A.